7/29

08004056

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wo Kee Hong (Holdings) Ltd

*CURRENT ADDRESS

**FORMER NAME

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JUL 31 2008 SA
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 03990 FISCAL YEAR 12-31-07

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DAT : 7/30/08

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司

(Incorporated in Bermuda with limited liability)
（於百慕達註冊成立之有限公司）

(Stock Code: 720)

Brand w... rt



Annual Report 2007
二零零七年年報

Brand with a Heart

Company's Vision

The world is striving towards a harmonic civilisation; our greatest achievement is the partaking in this paramount journey.

公司遠景

世界正在努力邁向和諧文明，我們最大的成就是參與此偉大的旅程。

Contents 目錄

For the sole purpose of this Annual Report, the People's Republic of China ("PRC") excludes Hong Kong and Macau Special Administrative Regions and Taiwan.

僅就本年報而言,中華人民共和國(「中國」)不包括香港及澳門特別行政區及台灣。

Directors

Mr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI
Mr. Boon Seng TAN *
Mr. Raymond Cho Min LEE *
Mr. Ying Kwan CHEUNG *
Ms. Kam Har YUE **

* *Independent Non-executive Director*
** *Non-executive Director*

董事

李文輝先生
(執行主席兼行政總裁)
李文彬先生
汪滌東先生
許捷成先生
陳文生先生*
李卓民先生*
張應坤先生*
余金霞女士**

* *獨立非執行董事*
** *非執行董事*

Audit Committee

Mr. Raymond Cho Min LEE *(Chairman)*
Mr. Boon Seng TAN
Mr. Ying Kwan CHEUNG

審核委員會

李卓民先生*(主席)*
陳文生先生
張應坤先生

Remuneration Committee

Mr. Boon Seng TAN *(Chairman)*
Mr. Ying Kwan CHEUNG
Mr. Tik Tung WONG

薪酬委員會

陳文生先生*(主席)*
張應坤先生
汪滌東先生

Company Secretary

Ms. Phyllis NG

公司秘書

吳心瑜女士

Authorised Representatives

Mr. Richard Man Fai LEE
Ms. Phyllis NG

授權代表

李文輝先生
吳心瑜女士

Legal Advisors

Hong Kong
Woo, Kwan, Lee & Lo
Troutman Sanders

Bermuda
Appleby

法律顧問

香港
胡關李羅律師行
長盛律師事務所

百慕達
Appleby

Auditors

HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants

核數師

國衛會計師事務所
英國特許會計師
香港執業會計師

Principal Share Registrars and Transfer Office in Bermuda

The Bank of Bermuda Limited
6 Front Street, Hamilton HM 11
Bermuda

百慕達之主要股票過戶登記處

The Bank of Bermuda Limited
6 Front Street, Hamilton HM 11
Bermuda

Share Registrars and Transfer Office in Hong Kong

Tricor Standard Limited
(Formerly known as Standard Registrars Limited)
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

香港之股票過戶登記處

卓佳標準有限公司
(前稱標準證券登記有限公司)
香港灣仔
皇后大道東二十八號
金鐘匯中心二十六樓

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal Bankers

CITIC Ka Wah Bank Limited
DBS Bank (Hong Kong) Limited
Industrial and Commercial Bank of China (Asia) Limited
ORIX Asia Limited
Wing Hang Bank, Limited
Dah Sing Bank, Limited

主要往來銀行

中信嘉華銀行有限公司
星展銀行(香港)有限公司
中國工商銀行(亞洲)有限公司
歐力士(亞洲)有限公司
永亨銀行有限公司
大新銀行有限公司

American Depositary

The Bank of New York
Depositary Receipt Division
101 Barclay Street -22W
New York
NY 10286
USA

美國託存股份處

The Bank of New York
Depositary Receipt Division
101 Barclay Street -22W
New York
NY 10286
USA

Principal Office in Hong Kong

10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong
Tel: (852) 2869 1190
Fax: (852) 2521 7198

香港主要辦事處

香港新界
葵涌青山道五八五至六零九號
和記行大廈A座十樓
電話：(八五二)二八六九一一九零
傳真：(八五二)二五二一七一九八

Stock Codes

The Company:

The Stock Exchange of Hong Kong Limited: 720
American Depositary Receipt (ADR):
Symbol – WKHHY
CUSIP – 929300 10 1

The Associate:

The Over-The-Counter Bulletin Board of the United States
Symbol – CPLY
CUSIP – 16947V 20 2

股票代號

本公司：

香港聯合交易所有限公司：720
美國預託證券(ADR)：
代號－WKHHY
證券識別統一號碼－929300 10 1

聯營公司：

美國場外電子櫃枱交易系統
代號－CPLY
證券識別統一號碼－16947V 20 2

Website Address

http://www.wokeehong.com.hk

網址

http://www.wokeehong.com.hk

Annual General Meeting

April 30, 2008

股東週年大會

二零零八年四月三十日

Focusing its efforts on brand building and distributions, WKH's mission is to promote and capitalise on the high growth in luxury lifestyle products in the Asian region.

和記行一直在致力於品牌的建立與推廣，並將以成功拓展亞太區高額增長的奢侈品市場作為集團的使命。

Richard Man Fai LEE
Executive Chairman & CEO
李文輝
執行主席兼行政總裁



Your Board of Directors is pleased to announce that a consolidated profit of HK$35.7 million was recorded for the year ended December 31, 2007. Turnover also increased by 46.6% to HK$1,153.2 million. The substantial increase in turnover is reassuring proof of the continuing success of our core business and the strategic addition of new businesses. Subsequent to restructuring of our operations, the Group has shifted its primary business from the marketing of electrical and electronic products to premium lifestyle products.

Cash flow improved significantly during the year as a result of the timely disposal of the Wo Kee Hong Building, which generated a high cash inflow, together with positive cash flow resulting from respective business segments including car business operations.

No interim dividend was paid during the year (2006: nil) and the Directors do not recommend a final dividend (2006: nil). These decisions were based on our continuous building-up of resources for strong business growth.

董事會欣然宣布，於截至二零零七年十二月三十一日止年度，本集團錄得綜合盈利港幣35,700,000元，營業額亦增加46.6%，達港幣1,153,200,000元。營業額大幅增加，乃本集團的核心業務及策略性新設的業務持續取得理想成績之憑證。本集團重組業務後，主要業務已由經銷電器及電子產品，轉為經銷時尚生活產品。

本集團適時出售和記行大廈，帶來大量現金流入，加上相關業務分類(包括汽車業務)的所得現金流量，年內的現金流量大幅改善。

吾等認為需要為未來業務的強勁增長而繼續累積資源，所以決定年內不派付中期股息(二零零六年：無)，董事並不建議派付末期股息(二零零六年：無)。

The Group's motor car business achieved a very successful year of sales and profit growth. During the year, we were proud to celebrate Ferrari's 60th Anniversary and we continued to build an order book for "Ferrari" cars of over two years. It is encouraging that we even succeeded in building a good order book for "Maserati" with its new models. The Group also made considerable progress in promoting Alfa Romeo's new models with full services provided by our new Alfa Romeo 3S Centre.

本集團之汽車業務本年度再創佳績，銷售額及盈利大幅攀升。年內，本集團有幸籌辦「法拉利」六十週年誌慶，並持續累積超過兩年之「法拉利」汽車訂單，且隨著「瑪莎拉蒂」推出新型號，亦為該品牌的汽車累積理想數目之訂單。本集團推廣「愛快•羅蜜歐」的新款型號方面取得重大進展，並透過新設的「愛快•羅蜜歐」3S服務中心提供全面服務。

The new business of luxurious motor yachts added good turnover to the Group; 2007 was a year of investment in this new business and we are confident of achieving substantial sales growth and profit margin contributions from this business in 2008. Orders for "Horizon" motor yachts gathered momentum in the second half of the year and we expect very good performance from this brand this year. The Group is extremely pleased that the previously separated distributorships for "Ferretti" motor yachts have been unified at the beginning of this year and the Group was awarded, in principle, the exclusive distributorship of "Ferretti" motor yachts for the whole of PRC.

新設的高級機動遊艇業務為本集團帶來可觀營業額。本集團於二零零七年投資於此項新業務，深信該業務於二零零八年的銷售額及利潤將有可觀增長。「嘉鴻」機動遊艇在下半年已累積訂單，吾等預期該品牌於本年將表現非常理想。吾等於本年年初整合過往分散的「法拉帝」機動遊艇分銷渠道，並原則上成為「法拉帝」機動遊艇於全中國的獨家分銷商，因而深感欣慰。

Another new business we started in 2007 was fashion sales distribution. Towards the year end, we launched the Italian "Richmond 'X'" designer fashion label, the Italian "Sweet Years" designer casual wear and the American "Playboy" intimate wear for females. We expect good growth of these and other additional fashion brands in 2008.

吾等亦於二零零七年增設時裝銷售業務，在年終推出意大利「Richmond 'X'」高級時裝品牌、意大利「Sweet Years」高級便服及美國「Playboy」女裝內衣。吾等預期該等品牌及其他時裝品牌於二零零八年將有理想增長。

As for our traditional air-conditioning and electrical appliances business, sales and profit contributions remained stable. The audio-visual business was restructured to focus on growth of car entertainment systems and unique audio products.

至於傳統的空調及電器業務，銷售額及利潤保持平穩。影音業務經重組後已集中於汽車娛樂系統及獨特的音響產品。

The operations in Singapore and Malaysia achieved another profitable year; we plan to add new brands and product categories to these Southeast Asian markets.

吾等於新加坡及馬來西亞之業務今年再次錄得盈利增長。吾等計劃為該等東南亞市場增添新品牌及產品類別。

High profit was gained from the disposal of our Wo Kee Hong Building in November 2007. The Board believed the sale was made with good timing with the sales proceeds further equipping the Group to embark on the planned new business expansion.

吾等於二零零七年十一月出售和記行大廈，獲利甚豐。董事會認為出售適時，所得款項可進一步供本集團推行所規劃的新業務擴充。

The Group became more dynamic and competitive during the year as we made good progress in rationalising our operations.

本集團於年內精簡業務，進展理想，成為更具活力及競爭力之機構。

In summary, the Group has shifted to the new business focus of lifestyle brand building and distribution networking. We are confident that this new initiative will bring sustainable growth and high profit margins for many years to come, ensuring enhancement of our shareholders' value.

簡言之，本集團的業務焦點已轉移至時尚生活業務的品牌建設及分銷網絡。吾等深信此舉在未來多年，將為本集團帶來可持續的增長及豐厚盈利，確保提升股東價值。

Finally, I cannot emphasise more that ours is a business of people, working with passion and in harmony. I would therefore like to express my utmost gratitude and sincere appreciation to our shareholders, bankers and very loyal team of staff for their most valuable trust, support and contributions.

最後，本人必須強調，本集團重視人才，熱誠拼搏，以和為本。對於過去以至將來一直鼎力支持本集團並作出之貢獻之所有本集團股東、銀行及各忠心耿耿之員工，本人謹此致以萬分謝意。

Richard Man Fai LEE
Executive Chairman

Hong Kong, March 28, 2008

執行主席
李文輝

香港，二零零八年三月二十八日

		2007 **二零零七年** **HK$'000** **港幣千元**	2006 二零零六年 HK$'000 港幣千元	2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
Results	**業績**					
Turnover	營業額	**1,153,201**	786,580	697,454	625,057	564,457
Profit/(Loss) from operations	經營盈利／(虧損)	**4,135**	27,730	76,322	2,109	(49,377)
Finance costs	財務費用	**(14,355)**	(11,381)	(6,685)	(7,902)	(10,309)
Other non-operating income	其他非營業收入	**76,021**	28,624	–	–	–
Other non-operating expenses	其他非營業支出	**(15,468)**	(25,658)	–	(3,065)	(726)
Share of results of associates	應佔聯營公司業績	**(1,169)**	(7,777)	(20,739)	(19,743)	(22,220)
Profit/(Loss) before tax	除税前盈利／(虧損)	**49,164**	11,538	48,898	(28,601)	(82,632)
Income tax (expenses)/credit	所得税(開支)／撥回	**(6,256)**	(1,141)	(11,502)	29,502	(2,699)
Profit/(Loss) for the year	本年度盈利／(虧損)	**42,908**	10,397	37,396	901	(85,331)
Attributable to:	應佔：					
Equity holders of the Company	本公司權益持有人	**35,677**	7,114	35,461	1,722	(84,752)
Minority interests	少數股東權益	**7,231**	3,283	1,935	(821)	(579)
		42,908	10,397	37,396	901	(85,331)
Assets and liabilities	**資產及負債**					
Total assets	總資產	**800,723**	721,686	615,606	611,661	646,322
Total liabilities	總負債	**(397,869)**	(402,707)	(311,085)	(346,733)	(384,406)
Net assets	資產淨值	**402,854**	318,979	304,521	264,928	261,916
Equity attributable to equity holders of the Company	本公司權益持有人應佔權益	**380,378**	303,976	300,977	263,319	261,916
Minority interests	少數股東權益	**22,476**	15,003	3,544	1,609	–
Total equity	總權益	**402,854**	318,979	304,521	264,928	261,916

RESULTS OF OPERATIONS

Turnover

For the year ended December 31, 2007, Group turnover recorded a nine-year high of HK$1,153.2 million, a significant growth of 46.6%, compared to HK$786.6 million last year. For all major business segments, we were able to maintain an upsurge, highlighted by the robust growth of our car operations in particular.

Gross Profit

Our gross profit margin decreased by 1.9% from 20.5% last year to 18.6% this year whilst our gross profit contribution increased by HK$53.4 million to HK$215.0 million (2006: HK$161.6 million). This erosion of profit margin was mainly due to the increase in product costs of cars during the reporting year.

Distribution Costs and Administrative Expenses

Distribution costs were up by 30.9% to HK$72.1 million (2006: HK$55.1 million), due mainly to the corresponding increase in turnover.

The increase in administrative expenses of HK$25.0 million from HK$120.2 million of last year to HK$145.2 million this year is, again, mainly attributed to the corresponding increase in turnover as well as additional staff and related cost incurred in the course of our preparation of new and impending business.

經營業績

營業額

截至二零零七年十二月三十一日止年度，本集團營業額創出九年新高，達港幣1,153,200,000元，較去年的港幣786,600,000元大幅增長46.6%。所有主要業務分類的增長勢頭持續，其中汽車業務增長強勁，表現最為突出。

毛利

毛利率由去年20.5%下跌1.9%至今年之18.6%，然而本集團之毛利增加港幣53,400,000元至港幣215,000,000元(二零零六年：港幣161,600,000元)。毛利率受壓，主要是由於呈報年度內之汽車產品成本上升所致。

分銷費用及行政費用

分銷費用增加30.9%至港幣72,100,000元(二零零六年：港幣55,100,000元)，主要是由於營業額之相應增長所致。

去年行政費用為港幣120,200,000元，今年增加港幣25,000,000元至港幣145,200,000元，主要仍然是由於營業額相應增加，加上本集團籌辦新經營及有逼切性的業務過程中增聘額外員工及相關成本所致。

AgustaWestland


Koala

Profit from Operations

The Board is pleased to report that profit from operations was HK$4.1 million (2006: HK$27.7 million). This was less than 2006 due to a considerable amount of fair value gain of HK$25.0 million (2007: HK$2.0 million) on investment properties having been included in the profit of 2006.

Finance costs increased by HK$3.0 million from HK$11.4 million to HK$14.4 million due to the need of more funding to fuel the expanded business as well as to invest in capital expenditure of new business during the reporting period.

We have made due impairment of HK$6.0 million (2006: nil) on our 10% investment in Digital Outdoor Television (Hong Kong) Limited, which is at its development stage and has yet to build its revenue base in the coming year.

A HK$7.5 million (2006: nil) provision was made for a guarantee arising from our obligations in respect of the agreement to dispose of an associate signed in June 2006. We do not expect any material additional claim to emerge after this provision.

The disposal of two wholly-owned subsidiaries resulted in a significant gain of HK$76.0 million (2006: HK$28.6 million) attributable to the profit of this year.

Upon disposal of the 29% investment in our associate company in Shanghai, a small loss of HK$2.0 million (2006: HK$9.7 million) was recorded in this year. Our share of the loss incurred by the same associate was booked at HK$1.2 million (2006: HK$7.8 million) for this year.

經營盈利

董事會欣然宣佈，經營盈利錄得港幣4,100,000元(二零零六年：港幣27,700,000元)。盈利較二零零六年為低，主要由於二零零六年的盈利包括投資物業所錄得可觀之公平值收益港幣25,000,000元(二零零七年：港幣2,000,000元)所致。

由於呈報年度內有需要動用更多資金以擴充業務，加上投資於新業務的資本開支，因此財務費用由港幣11,400,000元增加港幣3,000,000元至港幣14,400,000元。

本集團已就於數碼戶外電視(香港)有限公司10%權益之投資作出適當撥備港幣6,000,000元(二零零六年：無)，該公司仍在發展階段，於來年仍有待建立收益基礎。

本集團於二零零六年六月簽訂出售一間聯營公司之協議，而本集團就該協議所承擔責任而產生之擔保作出港幣7,500,000元(二零零六年：無)之撥備。

本集團出售兩間全資附屬公司，取得可觀之收益為港幣76,000,000元(二零零六年：港幣28,600,000元)，並對本年度盈利作出貢獻。

本集團出售於上海之聯營公司29%權益之投資後，年內錄得輕微虧損港幣2,000,000元(二零零六年：港幣9,700,000元)。本年度應佔同一間聯營公司之虧損為港幣1,200,000元(二零零六年：港幣7,800,000元)。





Profit Attributable to Shareholders

The board is pleased to deliver an increased profit attributable to shareholders of HK$35.7 million (2006: HK$7.1 million) as a result of our increased turnover and gain on disposal of two subsidiaries. We are cautiously optimistic of a continuing growth of our sales across all the major business segments, especially the car and fashion business.

股東應佔盈利

董事會欣然向股東呈報，股東應佔盈利為港幣35,700,000元（二零零六年：港幣7,100,000元），乃由於營業額上升及出售兩間附屬公司之收益所致。本集團對所有主要業務分類之銷售持續增長審慎樂觀，尤其汽車及時裝業務。

Financial Conditions

The Group was financed by a combination of its equity capital base, cash flow generated from operations and bank borrowings. As usual, bank and other liabilities were being met upon their maturities in the normal course of business.

Cash and cash equivalents at December 31, 2007 were HK$363.9 million (2006: HK$40.9 million). The disposal of the two subsidiaries at the end of November 2007 contributed to the high cash level at year end. Moreover, the cash generated from operating activities was approximately HK$53.9 million compared with a cash outflow of HK$32.2 million in 2006. This reflected the strong ability of the Group to generate or raise funds as and when required.

The Group had total borrowings at December 31, 2007 amounting to HK$84.3 million (2006: HK$134.0 million). The Group's long term gearing ratio stood at 3.6% (2006: 13.8%), based on non-current liabilities (excluding deferred tax) of HK$13.7 million (2006: HK$42.0 million) and shareholders' equity of HK$380.4 million (2006: HK$304.0 million). The current ratio was 1.9 (2006: 1.1), based on current assets of HK$711.7 million (2006: HK$368.2 million) and current liabilities of HK$384.2 million (2006: HK$340.8 million).

財務狀況

本集團之融資途徑，乃綜合其權益股本，經營產生之現金流量及銀行貸款。銀行及其他負債均如常於經常業務下，於其到期日前獲得清償。

於二零零七年十二月三十一日，現金及現金等值項目為港幣363,900,000元（二零零六年：港幣40,900,000元）。於二零零七年十一月底出售兩間附屬公司，對年終時之高現金水平作出貢獻。而且，經營業務所產生之現金約為港幣53,900,000元，而二零零六年則錄得港幣32,200,000元之現金流出。此反映本集團於有需要時產生或籌集資金之雄厚實力。

本集團於二零零七年十二月三十一日之貸款總額為港幣84,300,000元（二零零六年：港幣134,000,000元），本集團之長期負債比率為3.6%（二零零六年：13.8%），乃根據非流動負債（不包括遞延税項）港幣13,700,000元（二零零六年：港幣42,000,000元）及股東權益港幣380,400,000元（二零零六年：港幣304,000,000元）計算。根據流動資產港幣711,700,000元（二零零六年：港幣368,200,000元）及流動負債港幣384,200,000元（二零零六年：港幣340,800,000元）計算，流動比率為1.9（二零零六年：1.1）。



Financial Conditions (continued)

It is the Group's management practice to hedge foreign currency transactions with the objective to stabilise the cost via the pegging of the exchange rates with bankers. Accordingly, the Group was not exposed to material fluctuations in exchange rates and related hedges during the year under review. At December 31, 2007 the total outstanding foreign exchange contracts purchased with banks amounted to HK$11.1 million (2006: HK$7.0 million).

The Group had trading facilities at December 31, 2007 amounting to HK$274.2 million (2006: HK$288.8 million) of which HK$150.2 million (2006: HK$186.1 million) was utilised. Certain of the Group's properties, inventories, cash deposits and all assets of a subsidiary were pledged at year ended 2007 in an aggregate amount of HK$156.5 million (2006: HK$385.1 million) to secure facilities granted by our bankers.

At December 31, 2007, the Group had contingent liabilities of approximately HK$3.5 million (2006: HK$11.0 million) in respect of a bank guarantee issued by a subsidiary to the purchaser of the disposed associate in Jiangmen. At December 31, 2006, the Group had contingent liabilities of approximately HK$1.2 million in respect of proceedings involving a subsidiary in India. As the subsidiary was disposed of during the year, there were no such contingent liabilities at December 31, 2007.

財務狀況(續)

根據本集團之慣常管理方式,對於外匯交易,本集團會透過對沖方式與銀行鎖定匯率以控制成本。因此,於回顧年度,本集團並無面臨匯率重大波動及相關對沖之風險。於二零零七年十二月三十一日,所購買而未到期履約之外匯合約總額為港幣11,100,000元(二零零六年:港幣7,000,000元)。

本集團於二零零七年十二月三十一日之貿易信貸額為港幣274,200,000元(二零零六年:港幣288,800,000元),當中已動用港幣150,200,000元(二零零六年:港幣186,100,000元)。於二零零七年年終,本集團若干物業、存貨、現金存款及一間附屬公司之全部資產合共港幣156,500,000元(二零零六年:港幣385,100,000元)已被抵押以獲取銀行授出貸款。

於二零零七年十二月三十一日,本集團之或然負債約港幣3,500,000元(二零零六年:港幣11,000,000元),乃關於一間附屬公司就出售江門一間聯營公司而向買方發出之銀行擔保。於二零零六年十二月三十一日,本集團就印度之一間附屬公司所牽涉之法律程序而產生或然負債約港幣1,200,000元。由於該附屬公司已於年內出售,於二零零七年十二月三十一日再無該或然負債。

BUSINESS REVIEW

Cars & Car Accessories

The business consists mainly of the import, sale, distribution and after-sale services of Italian "Ferrari", "Maserati" and "Alfa Romeo" cars and spare parts in Hong Kong and Macau together with the retailing of "Ferrari" and "Maserati" cars by our subsidiary in Dalian, PRC.

Sales increased by 60.5% to HK$883.8 million (2006: HK$550.6 million), driven by very strong "Ferrari" and "Maserati" sales with the addition of "Alfa Romeo" sales for the full year. Despite the first year losses incurred by the "Alfa Romeo" distribution, the car business made a substantial profit contribution to the Group during 2007.

It was our honour to celebrate "Ferrari's" 60th Anniversary in Hong Kong, with a spectacular parade in the city which concluded with a glamorous gala dinner.

Good support from the "Ferrari" factory resulted in an increased allocation of cars for the strong Hong Kong market. The F430 and Spider models continued to perform very well with a strong order book; the 599 GTB Fiorano also did exceptionally well with many delivered to our customers during the year. All these models enjoy very strong order portfolios. We also launched the latest "Ferrari" model, the "430 Scuderia", in the second half of 2007 and it became an instant success with many orders collected.

業務回顧

汽車及汽車配件

此業務主要包括意大利「法拉利」、「瑪莎拉蒂」及「愛快•羅蜜歐」汽車及配件於香港及澳門之進口、銷售、分銷及售後服務，及本集團之附屬公司於中國大連的「法拉利」與「瑪莎拉蒂」汽車零售業務。

受惠於整年內「法拉利」及「瑪莎拉蒂」銷售額大幅增長，加上「愛快•羅蜜歐」的銷售額，銷售增長60.5%至港幣883,800,000元(二零零六年：港幣550,600,000元)。儘管「愛快•羅蜜歐」分銷業務於頭一年有所虧損，但汽車業務於二零零七年仍為本集團帶來可觀利潤。

吾等深感榮幸，籌辦香港的「法拉利」六十週年誌慶，於城內舉行盛大巡遊，並以豪華晚宴為壓軸節目。

「法拉利」汽車廠鼎力支持本集團，為需求強勁的香港市場提供更多配額。F430及Spider型號的表現理想，接獲大批訂單；599 GTB Fiorano亦取得優異成績，年內大量汽車已交付給客戶。該等型號已累積非常可觀的訂單數目。吾等亦於二零零七年下半年推出「法拉利」最新型號「430 Scuderia」，該新型號一推出市場，即接獲大量訂單。



Cars & Car Accessories (continued)

We had a very good year with "Maserati" car sales in the year, with the introduction of the new Quattroporte Automatic in the first half of the year and the amazing GranTurismo towards the end of the year. Both were very well received by our customers with many orders placed.

The Group also opened the first "Alfa Romeo" 3S Centre in Hong Kong, which demonstrated our high commitment to this brand. 2007 was a year of investment and we shall work diligently to achieve good sales growth in 2008.

汽車及汽車配件(續)

隨著於本年度上半年推出嶄新的「總裁系列」(自動排檔)跑車,及在年終推出卓越非凡的GranTurismo,「瑪莎拉蒂」汽車於年內銷售額大增。兩款型號均深受客戶歡迎,訂單紛飛而至。

本集團亦於香港開設首家「愛快•羅蜜歐」3S服務中心,顯示吾等極度重視該品牌。吾等於二零零七年作出投資,並將努力在二零零八年達至理想銷售額增長。

Motor Yachts

The business consists of import, sale and distribution of the Italian "Ferretti" motor yachts in PRC and the leading Taiwanese "Horizon" motor yachts in Hong Kong, Macau and PRC. During the year, we opened a well-positioned "Horizon" showroom in Hong Kong. Representative offices will also be set up in various coastal cities of China to promote the two brands. Sales started to pick up in the second half of the year and we expect strong sales growth and profit contribution from this business in 2008.

In January 2008, we were very honoured to be appointed in principle, as the exclusive distributor of "Ferretti" luxurious motor yachts for the whole of PRC, in addition to the southern Territories, held by the Group before. We are confident that this unification of distribution of "Ferretti" motor yachts under our Group will generate further sales growth and achieve greater efficiency in sales and service support.

機動遊艇

此業務包括意大利「法拉帝」及佔台灣領導地位的「嘉鴻」機動遊艇於香港、澳門及中國的進口、銷售及分銷業務。年內,吾等在香港開設位置優越的「嘉鴻」陳列室。本集團亦將於中國沿海城市開設代表辦事處,以推廣該兩個品牌之遊艇。銷售額於下半年開始上升,吾等預期此業務在二零零八年的銷售額和利潤將有大幅增長。

二零零八年一月,吾等十分榮幸原則上被獲委任為全中國「法拉帝」豪華機動遊艇的獨家分銷商,而之前本集團已在南部享有獨家分銷權。吾等深信,整合本集團「法拉帝」機動遊艇的分銷渠道後,將使銷售額進一步增長,並將提高銷售及服務支援的效率。



Motor Yachts (continued)

The Group is also the licensee and has exclusive right to design, manufacture, sell and distribute the American "Playboy" brand of motor yachts in Hong Kong, Macau, PRC and Taiwan.

Fashion and Accessories

The business consists of the import, distribution, sub-licensing and retailing of several fashion brands including Italian "John Richmond", "Richmond 'X'", "Richmond Denim" and "Sweet Years". These are premium brands with high potential in our markets, ranging from high-class fashion to designer casual wear. One mono brand shop each of "Richmond 'X'" and "Sweet Years" was opened in Hong Kong at the end of 2007; new shops for these two brands will be opened in Hong Kong as well as other major Chinese cities like Beijing and Shanghai in 2008 and beyond.

The Group is also licensed to make American "Playboy" branded female intimate and swim wears; several sales counters were established in major department stores. More are planned to be set up in the coming years.

As the Hong Kong and PRC luxury markets continue to grow with a fast pace, sales growth and high profit margins are expected in the future. The Group put together a very strong and experienced team to develop this new business. More lifestyle fashion and accessories brands are in progressive discussion with the Group on imports and distribution of their products in our markets, and these co-operations may involve the setting up of joint ventures.

機動遊艇(續)

本集團亦獲授特許權,可獨家於香港、澳門、中國及台灣設計、製造、銷售及分銷美國「Playboy」品牌機動遊艇。

時裝及配飾

此業務包括意大利「John Richmond」、「Richmond 'X'」、「Richmond Denim」及「Sweet Years」等多個時裝品牌的進口、分銷、特許權及零售業務。該等高檔品牌囊括高級時裝及名牌便服,於吾等運營的市場極具潛力。本集團於二零零七年底在香港開設「Richmond 'X'」及「Sweet Years」各自的品牌專門店,並將於二零零八年及以後在香港、北京及上海等中國主要城市為上述兩個品牌開設新店。

本集團亦獲授特許權生產美國「Playboy」品牌的女裝內衣及泳裝,已在多個主要百貨公司設立銷售專櫃,並已計劃於未來數年增設專櫃。

中港兩地的高檔奢侈消費市場持續高速增長,故預期日後的銷售額及盈利將繼續攀升。本集團已成立經驗豐富的強大團隊,以發展此項新業務。本集團正與其他時尚生活時裝及配飾品牌就於吾等運營的市場之進口及分銷業務進行磋商,或會就該等合作關係成立合營公司。

JOHN RICHMOND


JOHN
RICHMOND





SWEET YEARS

Playboy Intimates

Fashion and Accessories (continued)

In January 2008, the Group was appointed as the exclusive distributor of prestigious Italian "Marina Yachting" sports clothings in Hong Kong, Macau, PRC and Taiwan for five years up to the spring/summer season of 2013. This appointment is extendable for another 5 years subject to mutual agreement.

時裝及配飾(續)

於二零零八年一月，本集團獲委任為著名品牌「Marina Yachting」運動服裝在香港、澳門、中國及台灣的獨家分銷商，為期五年，於二零一三年春／夏季屆滿。倘符合雙方協定的條件，委任期可再續五年。

Electrical Appliances

The business consists of marketing and distribution of a wide range of consumer and commercial air-conditioning and home appliance products from four major brands, namely, "MHI" (Mitsubishi Heavy Industries of Japan), "Frigidaire", "GREE" and "Bodysonic", and audio-visual products of our own, "Rogers" and "Bodysonic"; audio-visual products of Japan, "Denon" and "Marantz" and car electronics of Japan, "Alpine". The product ranges are well placed in the market to suit the needs of different market segments. They include high quality residential and commercial air-conditioning equipment, electrical home appliances like refrigerators, freezers, washing machines, wine coolers and car electronics products like CD players, DVD players and monitors.

電器

此業務包括對四個主要品牌(「三菱重工」(日本三菱重工業株式會社)、「北極牌」、「GREE」及「先力」不同系列之消費產品及商用空調產品及家用電器產品，本集團自身影音產品品牌「樂爵士」及「先力」，日本「天龍」及「馬蘭士」影音產品，及日本「阿爾派」汽車電子產品之市場推廣及分銷。該等產品各有不同檔次，種類繁多，可滿足不同市場之需求，當中包括優質家用及商用空調設備、家用電器(如雪櫃、冰箱、洗衣機及酒櫃)及汽車電子產品(如汽車CD播放機、DVD播放機及顯示屏)。

Electrical Appliances (continued)

Sales dropped by 7.5% as a result of our planned scaling back of the audio-visual business; the home and commercial electrical appliances sales remained stable with consistent margins. As a whole, this business sector of the Group continued to be profitable. This was the result of the successful implementation of cost rationalisation.

"MHI" air-conditioners continued to command a leading market position and we expect the booming property markets in Hong Kong and Macau will provide good business potential. The "Frigidaire" wine coolers business made a good increase as wine drinking as a lifestyle continued to gain popularity.

The "Alpine" car entertainment business had a good year as iPod compatible systems were introduced.

Our British "Rogers" brand just celebrated its 60th Anniversary. We are re-focusing this brand on creating high quality audio speakers and amplifiers for the future. An international network of distributors is being appointed by the Group to develop the "Rogers" brand with local expertise in each of these markets.

Property Investment

During the year, two wholly owned subsidiaries engaged in property investment were disposed at a cash consideration of HK$373.0 million. A one-off gain of HK$76.0 million was recorded.

電器（續）

由於吾等縮減影音業務之規模，故銷售額下跌7.5%；家用及商用電器的銷售額保持平穩，利潤穩定。整體而言，此業務持續錄得盈利，乃是由於成功實行成本控制所致。

「三菱重工」空調設備穩佔市場領先地位，吾等預期港澳兩地發展蓬勃的物業市場將提供有利商機。由於品酒已成為時尚，一直深受歡迎，故「北極牌」酒櫃業務有良好增長。

於推出可兼容iPod的系統後，「阿爾派」汽車娛樂業務於年內亦表現理想。

吾等的英國「樂爵士」品牌剛慶祝成立六十週年。吾等將此品牌重新定位，專注為未來創造優質音響揚聲器及擴音器。本集團正委派國際分銷網絡，在各地市場尋找本地專才開發「樂爵士」品牌。

物業投資

年內，本集團出售兩間從事投資控股之全資擁有附屬公司，現金代價為港幣373,000,000元，錄得一筆過收益港幣76,000,000元。


MITSUBISHI

MITSUBISHI HEAVY INDUSTRIES LTD.



Frigidaire

Digital Outdoor Television (Hong Kong) Limited

In August 2007, the Group acquired 10% indirect interest in Digital Outdoor Television (Hong Kong) Limited ("DOTV") at a consideration of HK$36.0 million. The consideration was satisfied by the issue of 31,266,284 new shares representing approximately 12.25% of the then issued share capital of the Company. DOTV is principally engaged in the business of the provision of outdoor media advertising and broadcasting network. Its TV network spreads over 150 locations, including restaurant chains, record stores and computer arcades, with a daily coverage of over 1,000,000 high spending young adult in Hong Kong. In early 2008, DOTV is the first and only outdoor media company to bring TVB's high-definition content from household to outdoor. With a strong growth in advertising income, DOTV is expected to see an operational break even in the coming year. As the business is still at its development stage, a prudent provision of HK$6.0 million is made at the year end under review.

數碼戶外電視(香港)有限公司

於二零零七年八月，本集團收購數碼戶外電視(香港)有限公司(「DOTV」)之10%間接權益，代價為港幣36,000,000元。該代價以發行31,266,284股新股份之方式支付，而該等新股份相當於本公司當時之已發行股本約12.25%。DOTV主要從事提供戶外媒體廣告及廣播網絡之業務，其電視網絡遍及逾150個地點，包括連鎖食肆、唱片店及電腦商場，在香港每天接觸逾1,000,000名香港高消費力的年青人。於二零零八年初，DOTV是首家及唯一將無綫電視高清內容由室內帶到戶外的戶外媒體公司。隨著廣告收入激增，DOTV預期將於二零零八年內達至營運收支平衡。由於該業務仍處於開發階段，故於本審核年度作出港幣6,000,000元之審慎撥備。

PERSONNEL

At the end of 2007, the total number of employees of the Group, excluding associates, was 407 (2006: 365), representing an 11.5% increase in headcount. This is mainly due to the expansion of our car business group and the set-up of new business units for distribution of prestigious branded fashion and accessories businesses.

The management is committed to staff motivation and training to ensure that our employees remain stable and yet be competitive and dynamic in the marketplace. All our staff are trained to understand and appreciate the specific needs of customers and to provide quality services. With the continued expansion in PRC and in the direction of securing more luxurious brands for distribution, we encouraged offices to recruit local staff. Together with the continuous organisational improvements led by our committed management team, we are confident that the business and our employees will grow together for the benefit of the Group in the years to come.

員工

於二零零七年年終，本集團(不包括聯營公司)總員工人數為407人(二零零六年：365人)，總人數增加11.5%，主要乃汽車業務部擴張及為分銷知名品牌時裝及配飾而開設新的業務部所致。

管理層致力加強員工士氣及培訓，構建一個穩定且具市場競爭力的員工團隊。所有員工均接受訓練，學習瞭解及重視客戶的具體需要，以提供優質服務。隨著在中國的業務持續擴張及在獲取分銷更多高級品牌的方向指引下，吾等鼓勵各辦事處聘任當地員工。加上由吾等克盡職守的管理隊伍所領導下持續改善組織結構，吾等相信集團業務和員工一定能夠共同成長，為本集團未來的利益作出貢獻。

SUBSEQUENT EVENTS

Acquisition of the Entire Issued Share Capital in Sunny Villa Holdings Limited and the Shareholder's Loan

On January 18, 2008, Wo Kee Hong (B.V.I.) Limited, a wholly-owned subsidiary of the Company, entered into the Sale and Purchase Agreement with Mr. Richard Man Fai LEE, the Executive Chairman and Chief Executive Officer of the Company, pursuant to which Wo Kee Hong (B.V.I.) Limited agreed to acquire the entire issued share capital in Sunny Villa Holdings Limited and the shareholder's loan at an aggregate consideration of HK$4.3 million. Sunny Villa Holdings Limited is a property investment company holding nine units on the 7th floor of a residential building known as Block A, Carlton Heights in Shenzhen, PRC. The transaction was completed on January 28, 2008.

Proposed Capital Reorganisation and Bonus Share Issue

Your Board proposes to put forward a proposal to the shareholders to effect the capital reorganisation which will involve, inter alia, the reduction of the nominal value of each share in issue from HK$1.00 to HK$0.10 by cancelling paid up capital to the extent of HK$0.90 for each issued share.

Subject to the capital reorganisation becoming effective, the Board also proposes a bonus share issue on the basis of one (1) bonus share of HK$0.10 for every five (5) adjusted shares of HK$0.10 each held by the shareholders whose names appear on the register of members of the Company on April 30, 2008.

Proposed Refreshment of the Scheme Limit Under The 2002 Share Option Scheme

The Board also proposes to refresh the scheme limit under the 2002 Share Option Scheme of the Company.

A circular containing, inter alia, details of the capital reorganisation, the bonus share issue and the refreshment of the scheme limit under the 2002 Share Option Scheme, together with the notice of a special general meeting to be held on April 30, 2008, will be despatched to the shareholders as soon as practicable.

結算日後事項

收購裕寧控股有限公司之全部已發行股本及股東貸款

於二零零八年一月十八日，本公司之全資附屬公司Wo Kee Hong (B.V.I.) Limited與本公司之執行主席兼行政總裁李文輝先生訂立買賣協議，據此Wo Kee Hong (B.V.I.) Limited 同意收購裕寧控股有限公司之全部已發行股本及股東貸款，總代價為港幣4,300,000元。裕寧控股有限公司為一間物業投資控股公司，持有九個位於中國深圳加福廣場華爾登府邸A座7層之住宅單位。該交易已於二零零八年一月二十八日完成。

建議實行股本重組及紅股發行

董事會提議向股東提呈建議，以實行股本重組，其中涉及透過註銷每股已發行股份之已繳股本港幣0.90元，將每股已發行股份之面值由港幣1.00元削減至港幣0.10元。

待股本重組生效後，董事會提議按於二零零八年四月三十日名列本公司股東名冊之股東每持有五(5)股每股面值港幣0.10元之經調整股份獲發一(1)股面值港幣0.10元紅股之基準發行紅股。

建議更新二零零二年優先認股權計劃的計劃上限

董事會建議更新本公司二零零二年優先認股權計劃的計劃上限。

一份載有(其中包括)資本重組詳情、紅股發行及更新二零零二年優先認股權計劃的計劃上限詳情之通函，連同召開二零零八年四月三十日股東特別大會的通告，將盡快寄發予股東。

PROSPECTS

Looking forward, the management is confident of the continuous growth of the markets in which we operate, particularly in Hong Kong, PRC and Singapore.

This is an especially encouraging time for the retail sectors and the Group foresees very strong growth in lifestyle consumer products, ranging from imported fashion brands to luxury motor yachts.

The Group is working very closely with our associated company, China Premium Lifestyle Enterprise, Inc., a U.S. company listed on the Over-The-Counter Bulletin Board, to develop these kinds of lifestyle businesses in Asia. We expect to achieve very high growth in both our fashion and motor yacht operations. The profit potential of these businesses will be very lucrative. Brand building will be complemented by extensive retail network formation in our markets, especially in Hong Kong and PRC.

We will work on sales and profit growth of the motor car business, which is enjoying a continuous build up of a healthy waiting list with confirmed customers' orders. Several major fashion and premium products brands will also join us in 2008 to develop our mutual businesses in our markets. Effectively a growing platform of lifestyle products will materialise this year and we will prime ourselves to be an innovative market developer in very unique segments of the retail markets.

We shall also start marketing activities of our very high-end "Agusta Westland" helicopters this year. This is a rapidly growing sector with the increase in air traffic between Hong Kong, Macau and, potentially, PRC.

Ongoing cost rationalisation will continue to lower the operational expenses relative to sales in order to increase profit.

The electrical appliance and audio-visual businesses will go through re-engineering to increase sales and profits this year.

We are confident that we can achieve impressive growth in all our business sectors this year and build sustainable operations in the growing lifestyle business in the Asian region at the same time.

展望

展望未來，管理層深信吾等營運所在的市場將持續增長，特別是在香港、中國和新加坡。

零售業正處於令人鼓舞的階段。本集團預期時尚生活消費產品將有大幅增長，包括進口時裝品牌及高級機動遊艇。

本集團正與聯營公司China Premium Lifestyle Enterprise, Inc.(於美國場外電子櫃枱交易系統上市的一家美國公司)緊密合作，在亞洲開發同類的時尚生活業務。吾等預期時裝及機動遊艇業務將有大幅增長。該等業務將可帶來豐厚利潤。吾等將在市場建立龐大零售網絡，尤其是中港兩地的市場，以提高品牌知名度。

吾等致力提高汽車業務的銷售額和利潤增長。該業務不斷累積輪候訂單，同時具有已確認的客戶訂單。多個主要時裝及時尚產品品牌將於二零零八年加入本集團，在吾等營運的市場發展共同業務。一個日益增長的時尚生活產品平台將於本年實現，且吾等將作好準備，在零售市場的獨特分部，成為創新的市場開發商。

吾等亦將於本年為高檔的「Agusta Westland」直升機開展市場推廣活動。隨著香港、澳門及至與中國之間的航空交通日益頻繁，該業務將迅速增長。

隨著持續改善成本，本集團將繼續降低營運開支佔銷售額的比例，從而提升盈利。

電器及影音業務將予重組，以提高銷售額及盈利。

吾等深信各項業務分部可於本年達至可觀增長，同時可在亞洲區日益蓬勃的時尚生活行業中建立持續增長的業務。

Executive Directors

Richard Man Fai LEE, BSB, MBA, aged 51, the Executive Chairman and Chief Executive Officer of the Company, is the son of Mr. Wing Sum LEE, the former Director and Honorary Chairman of the Company and Ms. Kam Har YUE, a Non-executive Director and the elder brother of Mr. Jeff Man Bun LEE, an Executive Director of the Company. He is the Chairman and Chief Executive Officer of China Premium Lifestyle Enterprise, Inc., an associated company of the Group.

Mr. LEE is responsible for formulating the Group's overall strategic planning and business development. Mr. LEE has 28 years' experience in marketing consumer products. He has a bachelor's degree and a master's degree in business administration from the University of Minnesota.

In September 2006, Mr. LEE was bestowed the title of "Commander of the Order of the Star of Italian Solidarity" by Hon. Romano Prodi, the Prime Minister of Italy, in recognition of his contribution in advancing Italian business and culture in Hong Kong and PRC. Mr. LEE served for two consecutive terms as the Chairman of the Radio Association of Hong Kong, the trade association of audio visual business in Hong Kong. He has been with the Group for 24 years.

Jeff Man Bun LEE, BSc, MSc, University of Michigan, MSc, Stanford University, aged 49, is an Executive Director of the Company and was appointed in January 2002. He is the son of Mr. Wing Sum LEE and Ms. Kam Har YUE and the younger brother of Mr. Richard Man Fai LEE. He is responsible for strategic planning and development of new projects of the Group. Prior to joining the Group, he was a System Software Specialist at the Research and Development Department of Apple Computer International Limited for 5 years. He had also been actively involved in the Group's business from 1991 to 1997 prior to his current appointment.

執行董事

李文輝，BSB、MBA，51歲，本公司執行主席兼行政總裁，為本公司前任董事兼榮譽主席李永森先生及非執行董事余金霞女士之子，並為本集團執行董事李文彬先生之兄長，彼為本集團之聯營公司China Premium Lifestyle Enterprise, Inc.之主席兼行政總裁。

李先生負責制訂本集團之整體策略計劃及業務發展。李先生擁有28年經銷消費品之經驗。彼獲明尼蘇達州大學(University of Minnesota)頒發工商管理學士及碩士銜。

於二零零六年九月，李先生獲意大利總理羅馬諾•普羅迪親自頒授「意大利團結星級司令勳章」，以表揚彼於中港兩地推動意大利商務及文化所作出之貢獻。彼曾連續兩屆獲選並擔任港九無線電聯會之會長，該會為香港影音業之聯會。彼已任職本集團24年。

李文彬，BSc、MSc(密芝根大學)、MSc(史丹福大學)，49歲，於二零零二年一月獲委任為本公司執行董事。李先生為李永森先生與余金霞女士之子，亦為李文輝先生之胞弟，負責本集團之策略策劃及開發新項目。彼在加盟本集團前，曾於Apple Computer International Limited研發部任職系統軟件工程專家一職，為時5年。彼在擔任本職之前，曾於一九九一年至一九九七年期間積極參與本集團業務。

Tik Tung WONG, FCCA, CPA (Practising), aged 51, has been an Executive Director of the Company since June 2004 and is the Chief Financial Officer, qualified accountant and a member of the Remuneration Committee of the Company. He is also the Chief Financial Officer of China Premium Lifestyle Enterprise, Inc., an associated company of the Group. Mr. WONG is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. He is an Independent Non-executive Director of Chi Cheung Investment Company, Limited.

汪滌東，FCCA、CPA(執業)，51歲，彼自二零零四年六月起擔任本公司執行董事，並為本公司之財務總監、合資格會計師及薪酬委員會成員。彼亦為本集團之聯營公司China Premium Lifestyle Enterprise, Inc.之財務總監。汪先生為英國特許公認會計師公會資深會員及香港會計師公會會員。彼於至祥置業有限公司擔任獨立非執行董事。

Waison Chit Sing HUI, BBA, MBIM, aged 57, was appointed as an Executive Director of the Company in March 2006. Mr. HUI has over 30 years' experience in retail management, as well as distribution of electrical appliances and consumer electronics products. He also has extensive experience in PRC including representative of famous European luxurious apparel brands and the setting up and management of prestigious shopping malls. He is also the Vice President – Business Development of China Premium Lifestyle Enterprise, Inc., an associated company of the Group.

許捷成，BBA，MBIM，57歲，於二零零六年三月獲委任為本公司之執行董事。許先生於零售管理、分銷電器及電子消費產品積逾30年經驗。彼亦擁有豐富中國經驗，包括代理歐洲著名服裝品牌，及管理策劃高級大型購物商場。彼亦為本集團之聯營公司China Premium Lifestyle Enterprise, Inc. 之業務拓展副總裁。

Independent Non-executive Directors

獨立非執行董事

Boon Seng TAN, M.A., Cambridge University, aged 52, has been an Independent Non-executive Director of the Company since April 1999 and is a member of the Audit Committee and the Chairman of the Remuneration Committee of the Company. Mr. TAN is the Chairman and Managing Director of Lee Hing Development Limited and a non-executive director of Star Cruises Limited, both companies are listed on the Main Board of the stock exchange of Hong Kong. He is also the executive Director of IGB Corporation Berhad, a company listed on the stock exchange of Kuala Lumpur, Malaysia. He also holds directorships in many other companies.

陳文生，M.A.(劍橋大學)，52歲，彼自一九九九年四月起擔任本公司之獨立非執行董事，並為本公司審核委員會成員及薪酬委員會主席。陳先生為利興發展有限公司之主席兼董事總經理，麗星郵輪有限公司之非執行董事，此兩間公司均於香港聯交所主板上市。彼亦擔任馬來西亞吉隆坡證券交易所上市公司IGB Corporation Berhad之執行董事。彼並擔任多間公司之董事。

Raymond Cho Min LEE, Ed.M, Harvard University, aged 52, has been an Independent Non-executive Director of the Company since May 2001 and is the Chairman of the Audit Committee of the Company. Mr. LEE is the Chairman of Oasis Hong Kong Airlines Limited, and Chairman of the U.S.-based East West Enterprises Co. Ltd. and the Oasis Development Enterprises Group of real estate development and investment companies. In addition, he is the founder and director of the East West Institute of International Studies at Gordon College (USA) and over the years has served on the boards of various community and charitable organisations.

李卓民，Ed.M(哈佛大學)，52歲，彼自二零零一年五月起擔任本公司之獨立非執行董事，並為本公司審核委員會主席。李先生並為甘泉香港航空有限公司、美國中西企業有限公司及Oasis Development Enterprises Group房地產發展及投資公司之主席。彼亦是美國Gordon College (USA) 之East West Institute of International Studies之創辦人及董事。多年來，彼亦擔任多間社會及慈善機構之董事。

Ying Kwan CHEUNG, FCCA, CPA, aged 48, has been an Independent Non-executive Director of the Company since November 2005 and is a member of the Audit Committee and a member of the Remuneration Committee of the Company. He is a finance manager of Carling Technology Limited and has over 21 years of experience in financial management for a number of corporations and listed companies. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

張應坤，FCCA、CPA，48歲，彼自二零零五年十一月起擔任本公司之獨立非執行董事，並為本公司審核委員會及薪酬委員會成員。彼為Carling Technology Limited之財務經理，並於多間企業及上市公司之財務管理領域積逾21年經驗。張先生為英國特許公認會計師資深會員及香港會計師公會會員。

Non-executive Director

非執行董事

Kam Har YUE, aged 75, was involved in the policy making of the Group from 1962 to December 1989. She has been re-designated as a Non-executive Director of the Company since then to scrutinise the performance of management of the Company. She has over 33 years' experience in trading and distribution of consumer products. Ms. YUE is the spouse of Mr. Wing Sum LEE, who is the former Director and Honorary Chairman of the Company and the mother of Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE, both of whom are Executive Directors of the Company.

余金霞，75歲，自一九六二年至一九八九年十二月一直參與本集團之決策事宜，此後改任本公司之非執行董事，負責監察本公司管理層表現。彼於貿易及分銷消費者產品擁有逾33年經驗。余女士乃本公司前任董事兼榮譽主席李永森先生之配偶，並為本公司執行董事李文輝先生及李文彬先生之母親。

Senior Management

高層管理人員

Herbert ADAMCZYK, aged 67, is the Managing Director of Technorient Limited, a subsidiary of our Group, and the Director and Chief Operating Officer of China Premium Lifestyle Enterprise, Inc., an associated company of the Group. He is also the Managing Director of Auto Sportiva Limited, Noble Brand Investments Limited and Keyforce Holdings Limited, which are subsidiaries of the Group engaged in "Alfa Romeo" vehicles and motor yachts trade respectively. He has 43 years' experience in the automotive trade in Hong Kong. He has a motor engineering background and has been with the Technorient Group for 25 years. He is an Executive Committee member of the Motor Traders Association of Hong Kong.

Herbert ADAMCZYK(**夏德成**)，67歲，本集團之聯營公司勵安有限公司之董事長，並為本集團之聯營公司China Premium Lifestyle Enterprise, Inc.之董事兼營運總裁。彼亦為經營「愛快•羅蜜歐」汽車及機動遊艇之本集團附屬公司愛快汽車有限公司、力保派有限公司及堅榮控股有限公司之董事長。彼於香港汽車貿易累積43年經驗。彼擁有汽車工程學歷，已任職勵安集團25年。彼為香港汽車商會之執行委員會成員。

Danny C Y CHAN, BA, aged 43, is the General Manager of Auto Sportiva Limited, which is the official importer and sole distributor for an Italian brand "Alfa Romeo" in Hong Kong and Macau and a subsidiary of Keyforce (B.V.I.) Limited. He has 16 years' experience in luxury European and Japanese motor brands management with positions held in sales and marketing, PR and communications, customer relationship areas. He graduated from McMaster University, Canada in Business and Economics. He has been with the Group for one year and seven months.

陳宙宇，BA，43歲，愛快汽車有限公司之總經理，該公司為Keyforce (B.V.I.) Limited之附屬公司及意大利品牌「愛快 • 羅蜜歐」於香港及澳門之正式進口商及總代理。彼於歐洲及日本豪華汽車品牌管理及推廣方面擁有16年經驗，曾於銷售、市場推廣、公共關係及客戶關係領域擔任職務。彼於加拿大McMaster University畢業，主修商業及經濟學。彼已任職本集團一年零7個月。

Ivy Hor Hing CHANG, aged 51, is the Director of Corporate Planning of the Group. She spearheads the Group's corporate image division and reports directly to the Executive Chairman & CEO of the Group. She also involves in the Group's business development. She holds a diploma in Business Management from London. She has more than 25 year's experience in business management and development which include advertising & communications, tourism, hospitality, international beauty pageant, education, gaming, property development and manufacturing. Prior to joining the Group, she was the Group Executive Director of the multinational Syuen Group in Malaysia.

曾可興，51歲，本集團的企業策劃總監。她主管集團企業形象部，並向集團執行主席兼行政總裁直接滙報。同時她還參與集團的業務發展。彼擁有倫敦工商管理文憑。曾女士擁有25年廣泛的商業管理和發展經驗，包括廣告、媒體、旅遊、酒店服務、國際選美賽事、教育、賭場、房地產和製造業。在加入本集團之前，曾女士曾擔任馬來西亞順源集團的集團執行董事。

Powell Kwok Chuen CHEUNG, MBA, aged 44, is the Deputy Director-Group Marketing of Wo Kee Hong Limited. He is also the directors of various subsidiaries of the Group. He has 19 years' sales and marketing experience in both industrial and consumer products. He has been with the Group for 16 years.

張國存，MBA，44歲，和記電業有限公司之集團市務副董事，並為本集團多間附屬公司之董事。彼於工業及消費產品方面擁有19年銷售及推銷經驗。彼已任職本集團16年。

Kwang Liang CHIA, BSBA (Hons), aged 47, is a Director and General Manager of the subsidiary companies of the Group in Singapore. He also oversees the operation of the companies of the Group in Malaysia. He has over 21 years' corporate and financial management experience and has been with the Group for 14 years. Prior to joining the Group, he worked in KPMG Peat Marwick as an auditor for 5 years and a multinational company for 3 years. He is also an officer of the Singapore Arm Forces.

Kwang Liang CHIA(謝光亮)，BSBA (Hons)，47歲，兼任多間本集團於新加坡之附屬公司董事及總經理。同時彼亦主管本集團多間馬來西亞公司之營運。彼於企業及財務管理方面擁有逾21年經驗，在本集團已任職14年。彼在加入本集團前，於KPMG Peat Marwick擔任核數師5年及於一間跨國公司工作3年。彼亦為新加坡武裝部隊之現役軍官。

Meihua GAO, aged 53, is in charge of project development and liaison with government authorities in PRC. She joined the Group in 1998 and had worked as Administration Manager, Chief Representative of the Group's representative office in Beijing and Director of the Dalian Auto Italia Car Trading Co., Ltd.. She has over 30 years experience in international trade, sales and marketing and public relations.

高美華，53歲，負責集團在內地重點專案之開發，及與內地政府部門的溝通和聯絡工作。彼於1998年加入本集團，歷任行政經理、集團駐北京辦事處首席代表及大連快意汽車貿易公司董事長等職。彼於國際貿易、銷售、市場推廣、公共關係等領域擁有三十年工作經驗。

John NEWMAN, aged 40, is a director and Group General Manager of Auto Italia Limited, a subsidiary of Technorient Ltd. He has 20 years experience with blue chip sports and luxury car manufacturers and importers, and was a director of a successful motor racing team in Europe. He holds a Diploma in Business and Finance, is a qualified pilot and a member of the Institute of the Motor Industry in the UK. Experienced in sales, marketing, distribution, dealer development, media communications and customer relationship management, he has been with the Group since 2005.

John NEWMAN，40歲，於勵安有限公司之一間附屬公司快意汽車有限公司擔任集團總經理。彼於藍籌跑車及豪華汽車製造及進口行業擁有20年經驗，並曾擔任一個成功歐洲賽車隊主管。彼持有商業及財務學文憑，為合資格飛機機師及英國汽車工業學會會員。彼於銷售、市場推廣、分銷、代理商拓展、流動通訊及客戶關係管理等領域具有豐富經驗。彼自二零零五年起任職本集團。

Ruby Wai Ying TANG, BBA, aged 43, is the General Manager of Business Development of the Group (previously the General Manager of Human Resources and Administration Department of the Group) and the Senior Marketing Manager of Wo Kee Hong Limited. She has 20 years' sales and marketing experience in both business-to business and business-to-consumer environment in Hong Kong and PRC markets. She has also been actively involved in business development, administration and operations. She graduated from the Hong Kong Baptist University with a bachelor of business administration degree (major in office management). She is also a member of the Hong Kong Institute of Marketing and the Hong Kong Management Association. She has been with the Group for 16 years.

鄧慧瑩，BBA，43歲，本集團業務發展部總經理(前任人力資源及行政部總經理)及和記電業有限公司高級市務經理。彼於香港及中國B2B及B2C方面擁有20年銷售及市場推廣經驗。彼亦積極參與業務發展、行政及運作。彼畢業於香港浸會大學，持工商管理學士(主修辦公室管理)，並為香港市務學會及香港管理專業協會之會員。彼已任職本集團16年。

Terence Po Sheung WONG, aged 55, is the General Manager of Wo Kee Services Limited and was appointed in May 2005. He has 37 years' experience in property management, distribution management, after-sales services and logistics management. He had been with the Group for 6 years from 1991 to 1997 prior to his current appointment.

黃寶驤，55歲，於二零零五年五月獲委任為和記電器服務有限公司總經理。彼於房地產管理、分銷管理，售後服務及物流管理方面積37年經驗。彼在擔任本職之前，曾於一九九一年至一九九七年期間任職本集團為時六年。

Hok Kwan YU, aged 53, is the General Manager of AV & Car Electronics Business Group of Wo Kee Hong Limited. He has 26 years' experience in business management, sales and marketing and considerable business experience in the PRC. He has been with the Group for 29 years.

余鶴群，53歲，和記電業有限公司影音及汽車電子業務團之總經理。彼於商業管理、銷售及市場推廣擁有26年經驗。彼於國內業務亦有豐富經驗。彼已任職本集團29年。

The Directors present to shareholders this annual report and audited financial statements for the financial year ended December 31, 2007.

董事向各股東提呈本年報及截至二零零七年十二月三十一日止財政年度之經審核財務報表。

Principal Activities

主要業務

The Company acts as an investment holding company.

本公司為一家投資控股公司。

Its subsidiaries were principally engaged in the import, marketing and distribution of cars and car accessories, motor yachts, helicopters, premium fashion apparels and accessories, air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products and property investment. The activities and other particulars of the principal subsidiaries are set out in note 49 to the financial statements.

其附屬公司主要經營入口、市場推廣及分銷汽車及汽車配件、機動遊艇、直升機、高檔時裝及配飾、空調及冷凍產品、影音設備、汽車音響及電子產品與物業投資。各主要附屬公司之業務及其他資料載列於財務報表賬項附註第49項內。

Segmental Information

分類資料

Details of segmental information are set out in note 6 to the financial statements.

分類資料詳情載列於財務報表賬項附註第6項。

Group Results

集團業績

The consolidated income statement is set out on page 57 and further analysis is given in the accompanying notes to the financial statements.

綜合損益表載列於第57頁，其分析則一併載列於財務報表賬項附註內。

Dividends

股息

The Directors do not recommend the payment of a final dividend (2006: nil) for the year ended December 31, 2007. No interim dividend was paid during the year (2006: nil).

董事會並不建議就截至二零零七年十二月三十一日止年度派發末期股息(二零零六年：無)。本年內並無派發中期股息(二零零六年：無)。

Closure of Register of Members

暫停辦理股份過戶登記

The Board announces that for the purposes of determining the Shareholders who are entitled to the bonus share issue and who are entitled to attend and vote at the annual general meeting and the special general meeting to be held on April 30, 2008, the register of members of the Company will be closed from Thursday, April 24, 2008 to Wednesday, April 30, 2008, both days inclusive, during which period no transfer of Shares will be registered. All transfer forms accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrar in Hong Kong, Standard Registrars Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. on Wednesday, April 23, 2008.

董事會宣布，為釐定符合資格獲紅股發行及出席於二零零八年四月三十日舉行之股東週年大會及股東特別大會及在會上投票之股東名單，本公司將於二零零八年四月二十四日(星期四)至二零零八年四月三十日(星期三)(包括首尾兩日)暫停辦理股份過戶登記，期間不會辦理股份過戶手續。所有股份過戶文件連同有關股票，須不遲於二零零八年四月二十三日(星期三)下午四時三十分交回本公司之香港股份過戶登記分處卓佳標準有限公司辦理登記手續，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

Group Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 7.

集團財務摘要

本集團於過去五個財政年度之業績、資產及負債之摘要載列於第7頁內。

Share Capital and Share Options

Details of movements in the share capital of the Company during the year are set out in note 33 to the financial statements.

Information about the share options of the Company and details of movements in the share options of the Company during the year are set out in the "Share Option Information" section in this Annual Report and in note 47 to the financial statements.

股本及優先認股權

本年度本公司股本之變動詳情載列於財務報表賬項附註第33項內。

本年度有關本公司優先認股權資料及授予優先認股權之變動詳情載列於本年報「優先認股權資料」一節內及財務報表賬項附註第47項內。

Reserves

Details of movements in reserves of the Group and of the Company during the year are set out in the consolidated statement of changes in equity on pages 61 to 62 of this Annual Report and in note 34 to the financial statements respectively.

儲備

本年度本集團及本公司儲備之變動情況分別詳載於本年報第61至62頁之綜合權益變動報表及財務報表賬項附註第34項內。

Property, Plant and Equipment

Details of movements in property, plant and equipment of the Group and of the Company during the year are set out in note 15 to the financial statements.

物業、廠房及設備

本年度本集團及本公司之物業、廠房及設備之變動情況詳載於財務報表賬項附註第15項內。

Donations

During the year, the Group made charitable and other donations of HK$1,209,000 (2006: HK$1,767,000).

捐款

本年度本集團之慈善及其他捐款總額為港幣1,209,000元(二零零六年:港幣1,767,000元)。

Borrowings

Details of the Group's borrowings are set out in note 31 to the financial statements. No interest was capitalised by the Group during the year.

貸款

本集團貸款之詳情載列於財務報表賬項附註第31項內,本年度本集團並無將利息資本化。

Major Customers and Suppliers

The Group's five largest suppliers accounted for 38.9% of the Group's purchases during the year, 19.9% being attributable to the largest supplier. The percentage of turnover attributable to the Group's five largest customers is less than 30.0% during the year.

主要客戶及供應商

本年度本集團之五大供應商佔本集團採購額之38.9%,其中最大供應商佔19.9%。本年度來自本集團五大客戶之營業額佔本集團總營業額不足30.0%。

Major Customers and Suppliers (continued)

As far as the Directors are aware, no Director of the Company, their associates or any shareholder (who to the knowledge of the Directors owns more than 5% of the Company's share capital) has interest in the Group's five largest suppliers.

主要客戶及供應商(續)

據董事所知,概無本公司董事、彼等之聯繫人士或任何股東(據董事知悉擁有本公司股本5%以上)於本集團五大供應商中擁有權益。

Connected Transactions

Details of connected transactions of the Company during the year are disclosed in "Directors' Interests in Contracts" in this Directors' Report. During the period from January 1 to November 29, 2007, in respect of the Group's occupancy of various units at Wo Kee Hong Building, the Group paid to Sumwell Property Management Limited ("SPML"), as a building manager to operate a building management fund for Wo Kee Hong Building, building management and other fees of total HK$3,822,000 which SPML received on behalf of the management fund.

During the year under review, the transactions in the ordinary courses of business within the Group which involved the companies in which Messrs. Wing Sum LEE, Richard Man Fai LEE, Jeff Man Bun LEE and Ms. Kam Har YUE are directly or indirectly interested are shown in note 38 to the financial statements.

關連交易

本年度本公司之關連交易詳情於董事會報告書「董事在合約上之利益」一節內披露。於二零零七年一月一日至十一月二十九日期間,本集團就佔用和記行大廈多個單位支付予森和物業管理有限公司(「森和物業」)(作為和記行大廈之管理公司以經營樓宇管理基金),作為樓宇管理費及其他費用合共港幣3,822,000元,由森和物業代管理基金收取。

本年度內,本集團與李永森先生、李文輝先生、李文彬先生及余金霞女士均直接或間接擁有權益之公司所進行之正常商業交易載列於財務報表賬項附註第38項內。

Directors

The Directors of the Company who held office during the year and up to the date of this report are:

Executive Directors

Mr. Wing Sum LEE *note 1*
Mr. Richard Man Fai LEE
(Executive Chairman and Chief Executive Officer)
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI
Mr. Sammy Chi Chung SUEN *note 2*

Non-executive Director

Ms. Kam Har YUE

董事

本年度內及直至本年報日本公司董事之芳名如下:

執行董事

李永森先生*附註1*
李文輝先生
(執行主席兼行政總裁)
李文彬先生
汪滌東先生
許捷成先生
孫志冲先生*附註2*

非執行董事

余金霞女士

Independent Non-executive Directors

Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Ying Kwan CHEUNG

Notes:

1. Mr. Wing Sum LEE retired as an executive director and Honorary Chairman of the Company with effect from May 31, 2007.

2. Mr. Sammy Chi Chung SUEN retired as an executive director of the Company with effect from April 19, 2007.

In accordance with Bye-law No. 99 of the Bye-laws of the Company, Messrs. Jeff Man Bun LEE and Tik Tung WONG will retire from office by rotation at the forthcoming Annual General Meeting and, being eligible, shall offer themselves for re-election.

The Independent Non-executive Directors ("INEDs") are subject to retirement by rotation in accordance with the Company's Bye-laws. The Company has received from each INED a confirmation of his independence pursuant to the independence guidelines set out in Rule 3.13 of the Listing Rules. The Company considers the INEDs to be independent.

獨立非執行董事

陳文生先生
李卓民先生
張應坤先生

附註：

1. 李永森先生自二零零七年五月三十一日起退任本公司執行董事和榮譽主席。

2. 孫志冲先生自二零零七年四月十九日起退任本公司執行董事。

依據本公司之公司細則第99條，李文彬先生及汪滌東先生在應屆股東週年大會上輪席告退，惟願意接受膺選連任。

獨立非執行董事須依據本公司之公司細則輪席告退。根據上市規則第3.13條獨立指引，本公司已收到每位獨立非執行董事確認其乃屬獨立。本公司認為獨立非執行董事乃屬獨立。

Directors' Service Contracts

None of the Directors who is proposed for re-election at the forthcoming Annual General Meeting has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Mr. Richard Man Fai LEE entered into a service agreement with the Company for a term of 3 years commencing from April 1, 2002 and the appointment continues thereafter unless and until terminated by either party giving to the other 6 months' notice in writing or pay-in-lieu.

Mr. Jeff Man Bun LEE entered into a service agreement with the Company for a term of 1 year commencing from January 21, 2002 and the appointment continues thereafter unless and until terminated by either party giving to the other 3 months' notice in writing or pay-in-lieu.

Mr. Wing Sum LEE entered into a service agreement with the Company for a term of 3 years commencing from July 1, 1991 and the appointment continues thereafter unless and until terminated by either party giving to the other 6 months' notice in writing. Upon the retirement of Mr. Wing Sum LEE, the service agreement was terminated on May 31, 2007.

董事之服務合約

在即將召開之股東週年大會上獲提名連任之董事概無與本公司訂立任何本公司如在一年內終止聘用，必須作出賠償(法定賠償除外)之服務合約。

李文輝先生與本公司訂立為期三年之服務合約，並於二零零二年四月一日開始，且是項委任此後持續有效，除其中一方提前六個月發出書面通知或代通知金予對方終止有關委任為止。

李文彬先生與本公司訂立為期一年之服務合約，並於二零零二年一月二十一日開始，且是項委任此後持續有效，除其中一方提前三個月發出書面通知或代通知金予對方終止有關委任為止。

李永森先生與本公司訂立為期三年之服務合約，並於一九九一年七月一日開始，且是項委任此後持續有效，除其中一方提前六個月發出書面通知予對方終止有關委任為止。李永森先生與本公司訂立之服務合約，已於二零零七年五月三十一日李先生退任董事時終止。

Directors' Interests in Securities

At December 31, 2007, the long positions of each Director and chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(a) Long positions in the shares of the Company at December 31, 2007:

董事之證券權益

於二零零七年十二月三十一日，本公司各董事及主要行政人員於本公司或任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債權證中擁有根據證券及期貨條例第352條須記入登記冊之好倉；或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之好倉如下：

(a) 於二零零七年十二月三十一日，於本公司股份之好倉：

	Number of ordinary shares of HK$1.00 each ("Share") 每股面值港幣1.00元普通股股份（「股份」）數目			
Director 董事	**Personal interests 個人權益**	**Family interests 家族權益**	**Corporate Interests 公司權益**	**Total Interests 權益總計**
Mr. Richard Man Fai LEE 李文輝先生	2,316,438	78,657 *(note 1) (附註1)*	97,133,570 *(note 2) (附註2)*	99,528,665
Mr. Jeff Man Bun LEE 李文彬先生	471,900	–	98,579,289 *(notes 2 & 3) (附註2及3)*	99,051,189
Mr. Tik Tung WONG 汪滌東先生	200,000	–	–	200,000
Mr. Waison Chit Sing HUI 許捷成先生	100,000	–	–	100,000
Mr. Boon Seng TAN 陳文生先生	271,385	–	–	271,385
Mr. Raymond Cho Min LEE 李卓民先生	–	–	1,920,200 *(note 4) (附註4)*	1,920,200
Ms. Kam Har YUE 余金霞女士	5,209,716	–	97,133,570 *(note 2) (附註2)*	102,343,286

Directors' Interests in Securities (continued)

Notes:

1. The 78,657 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.

2. The 97,133,570 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

3. Out of the 98,579,289 Shares, 1,445,719 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

4. The 1,920,200 Shares are beneficially owned by ODE Asia Limited, which is 100% owned by M.W. Lee & Sons Enterprises Limited which is controlled by Mr. Raymond Cho Min LEE.

(b) Long positions in underlying shares of equity derivatives of the Company at December 31, 2007 are disclosed in the section headed "Share Option Information" of this Annual Report.

董事之證券權益(續)

附註：

1. 該78,657股股份由李文輝先生之配偶何秀月女士擁有。

2. 該97,133,570股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.(即The WS Lee Unit Trust之信託人)全資擁有。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

3. 該98,579,289股股份當中，1,445,719股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

4. 該1,920,200股股份由M.W. Lee & Sons Enterprises Limited全資擁有之ODE Asia Limited實益擁有，而M.W. Lee & Sons Enterprises Limited則由李卓民先生所控制。

(b) 於二零零七年十二月三十一日，本公司之股票衍生工具之相關股份之好倉在本年報「優先認股權資料」一節內予以披露。

Directors' Interests in Securities (continued)

董事之證券權益(續)

(c) Long positions in shares in associated corporations at December 31, 2007:

(c) 於二零零七年十二月三十一日,於相聯法團之股份之好倉:

Director 董事	Associated corporations in which shares or equity interests are held or interested 持有或擁有股份或股本權益之相關法團	Number of shares or amount of equity interests held or interested in 持有或擁有之股份數目或股本權益數額	Class and/or description of shares 股份類別及/或概況
Ms. Kam Har YUE 余金霞女士	Rogers Entertainment International Limited 樂爵士娛樂國際有限公司	34,335	Non-voting deferred shares 無投票權遞延股
	Shinwa Engineering Company, Limited 信和工程有限公司	3,850,000	Non-voting deferred shares 無投票權遞延股
	Wo Kee Hong Limited 和記電業有限公司	8,900 *(note 1)* *(附註 1)*	Non-voting deferred shares 無投票權遞延股
	Wo Kee Services Limited 和記電器服務有限公司	1 *(note 2)* *(附註 2)*	Non-voting deferred shares 無投票權遞延股

Notes:

1. 8,500 shares held by Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE, are included.
2. The 1 share is held by Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE.

附註:

1. 包括由余金霞女士之配偶李永森先生持有之8,500股股份。
2. 該1股股份由余金霞女士之配偶李永森先生持有。

Directors' interest in assets and/or arrangement

As at December 31, 2007, save as those disclosed in "Directors' Interests in Contracts" in this Directors' Report, none of the Directors had any other direct or indirect interest in any assets which have been acquired or disposed of by or leased to any members of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at December 31, 2007, save as those disclosed in "Directors' Interests in Contracts" in this Directors' Report, there is no other contract or arrangement subsisting in which a Director was materially interested and which was significant in relation to the business of the Group as a whole.

Directors' Interests in Contracts

(a) Stoneycroft Estates Limited ("Stoneycroft") and Ever Rising Investments Limited, both are wholly-owned subsidiaries of the Company, (hereinafter collectively referred as "Owners") entered into a deed of mutual covenant and management agreement with Sumwell Property Management Limited ("SPML"), a company owned by Cyber Tower Inc. ("Cyber Tower") and Ms. Kam Har YUE. Pursuant to the agreement, Owners appointed SPML to be the manager for a term of 2 years from December 29, 1998 (renewable automatically thereafter) for the management, operation, servicing, maintenance, repair, renovation and replacement of Wo Kee Hong Building. The agreement was terminated with effect from November 29, 2007. The total management fee paid by the Owners to SPML in 2007 was HK$313,000.

Cyber Tower is the trustee of The WS Lee Unit Trust, 99% of the units of which are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE, all of which are Directors of the Company, are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

董事於資產及／或安排之權益

截至二零零七年十二月三十一日，除董事會報告書所披露之「董事在合約上之利益」外，並無任何董事於已收購或出售或租賃予本集團任何成員之資產，或於擬收購或出售或租賃予本集團任何成員之任何資產中享有任何其他直接或間接權益。

截至二零零七年十二月三十一日，除董事會報告書所披露之「董事在合約上之利益」外，並無任何董事於本集團整體業務有重要影響之其他合約或安排中享有重大利益。

董事在合約上之利益

(a) 本公司之全資附屬公司Stoneycroft Estates Limited（「Stoneycroft」）及Ever Rising Investments Limited（統稱為「業主」）與一間由Cyber Tower Inc.（「Cyber Tower」）及余金霞女士擁有之公司—森和物業管理有限公司（「森和物業」）簽訂一項大廈公契及管理協議。根據該協議，業主委任森和物業為管理人，任期由一九九八年十二月二十九日起，為期兩年（並於到期後自動延續），負責管理、運作、保養、維修、修理、翻新及重置和記行大廈。該協議已於二零零七年十一月二十九日終止。業主於二零零七年支付予森和物業之管理費合共為港幣313,000元。

Cyber Tower為The WS Lee Unit Trust之信託人，當中99%之基金單位由李永森先生之家族成員包括余金霞女士、李文輝先生及李文彬先生（均為本公司董事）為受益人之全權信託持有。The WS Lee Unit Trust剩餘之1%基金單位由Skylink International Asset Corporation（一家於英屬處女群島註冊成立並由余金霞女士、李文輝先生及李文彬先生擁有之公司）持有。

Directors' Interests in Contracts (continued)

(b) Owners entered into a service agreement with SPML on January 1, 2004 in respect of the accounting service of the Wo Kee Hong Building Management Fund rendered by SPML. The service fee is fixed at HK$162,000 per annum. The agreement was terminated with effect from November 29, 2007. The total service fee paid by the owners to SPML in 2007 was HK$162,000.

(c) On May 27, 2005, Owners entered into a service agreement with Sumwell Development Limited ("SDL"), which is owned by Mr. Wing Sum LEE and Pioneer Dragon Development Ltd. ("Pioneer Dragon"). Pioneer Dragon is solely owned by Cyber Tower. Pursuant to the agreement, Owners appointed SDL as the project manager rendering administrative and advisory services for the application for modification of the use of Kwai Chung Town Lot No. 366, with effect from May 27, 2005. The agreement was terminated on November 12, 2007. The total service fee paid by the Owners to SDL in 2007 was HK$40,000.

(d) On February 6, 2007, the Group sold a unit of used "Maserati" motor car to SDL at a consideration of HK$990,000. SDL acquired the car for private use of SDL.

(e) On April 30, 2007, Italian Motors (Sale & Services) ("IMSS"), a division of Auto Italia Limited, which is an indirectly non-wholly owned subsidiary of the Group, sold a unit of "Ferrari" motor car to Vogue World Limited, a company wholly controlled by Mr. Jeff Man Bun LEE ("Mr. Jeff LEE"), a director of the Company, for a consideration of HK$3,082,000. Mr. Jeff LEE acquired the car for his personal use. On May 29, 2007, Mr. Jeff LEE traded in his used "Ferrari" car for HK$1,350,000 to IMSS. IMSS is engaged in trading of cars and related accessories.

(f) On May 21, 2007, Auto Sportiva Limited ("Auto Sportiva"), an indirectly non-wholly owned subsidiary of the Group, sold a unit of "Alfa Romeo" motor car to AGC Trading Company Ltd., a company wholly owned by Herbert ADAMCZYK ("Mr. ADAMCZYK"), a director of subsidiary of the Group, in the consideration of HK$531,000. Auto Sportiva also traded in from Mr. ADAMCZYK a used BMW car.

董事在合約上之利益(續)

(b) 業主與森和物業於二零零四年一月一日就森和物業為和記行大廈管理基金提供之會計服務簽訂服務協議。該等服務費定為每年港幣162,000元。該協議已於二零零七年十一月二十九日終止。業主於二零零七年支付予森和物業之服務費合共為港幣162,000元。

(c) 於二零零五年五月二十七日,業主與森和發展有限公司(「森和發展」)簽訂一項服務協議,森和發展乃由李永森先生及Pioneer Dragon Development Ltd.(「Pioneer Dragon」)擁有。Pioneer Dragon由Cyber Tower全資持有。依據該協議,業主委任森和發展為項目經理,為葵涌市地段366號申請改變土地用途提供管理及諮詢服務,該協議自二零零五年五月二十七日起生效,並已於二零零七年十一月十二日終止。業主於二零零七年支付予森和發展之服務費合共為港幣40,000元。

(d) 於二零零七年二月六日,本集團以代價港幣990,000元出售一輛二手「瑪莎拉蒂」汽車給森和發展。森和發展購買該汽車自用。

(e) 於二零零七年四月三十日,勵駿汽車公司(「勵駿汽車」)以代價港幣3,082,000元出售一輛「法拉利」汽車給Vogue World Limited。勵駿汽車為快意汽車有限公司之成員。快意汽車有限公司為本集團之間接非全資擁有之附屬公司。Vogue World Limited由本公司之董事李文彬先生全資擁有。李文彬先生購買該汽車自用。於二零零七年五月二十九日,勵駿汽車以代價港幣1,350,000元向李文彬先生回收一部法拉利二手汽車。勵駿汽車從事汽車及相關零件銷售。

(f) 於二零零七年五月二十一日,愛快汽車有限公司(「愛快汽車」)以代價港幣531,000元出售一輛「愛快 • 羅蜜歐」汽車給AGC Trading Company Ltd.。愛快汽車為本集團之間接非全資擁有之附屬公司。AGC Trading Company Ltd.為Herbert ADAMCZYK(「Mr. ADAMCZYK」)全資擁有之公司。Mr. ADAMCZYK為本集團附屬公司之董事。愛快汽車同時向Mr. ADAMCZYK回收一輛寶馬二手汽車。

Directors' Interests in Contracts (continued)

Apart from the foregoing, there were no other contracts of significance in relation to the Group' business, to which the Company or any of its subsidiaries was a party and in which a Director had, whether directly or indirectly, a material interest subsisting at the end of the year or at any time during the year ended December 31, 2007.

董事在合約上之利益(續)

除上述者外,本公司或其任何附屬公司於本年底或截至二零零七年十二月三十一日止年度內任何時間,並無簽訂任何與本集團業務有關而本公司董事在其中直接或間接享有重大利益之其他重要合約。

Directors' Interests in Competing Business

None of the Directors of the Company (other than Independent Non-executive Directors) is interested in any business apart from the Company's business, which competes or is likely to compete, either directly or indirectly, with the Company's business.

董事在競爭行業之權益

除本公司之業務外,本公司各董事(獨立非執行董事除外)概無在任何與本公司業務有直接或間接競爭或可能有競爭之業務中擁有權益。

Convertible Loan Note

Details of the convertible loan note issued by the Company are shown in note 28 to the financial statements.

可換股貸款票據

本公司所發行可換股貸款票據之詳情載於財務報表附註第28項。

Substantial Shareholders

Save as disclosed below and in the section headed "Directors' Interests in Securities", at December 31, 2007, so far as is known to the Directors, no other person had, or was deemed or taken to have an interest or short position of 5% or more of the interests in the Shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

本公司之主要股東

除下文所披露者及於「董事之證券權益」一節外,於二零零七年十二月三十一日,就董事所知,概無其他人士於本公司股份或相關股份中擁有或被視為或當作擁有5%或以上之權益或淡倉,而須根據證券及期貨條例第336條記入登記冊之內:

Substantial Shareholders (continued)

本公司之主要股東(續)

Long positions in Shares and underlying shares of equity derivatives of the Company at December 31, 2007:

於二零零七年十二月三十一日,於本公司股份及權益衍生工具相關股份之好倉:

Shareholder 股東	Number of Shares 股份數目	Number of underlying shares of equity derivatives 相關權益衍生工具之股份數目	Approximate % of the total issued Shares 佔已發行股本總額之概約百分比
Modern Orbit Limited	97,133,570 *(note 1)* *(附註 1)*	–	38.04%
Cyber Generation Limited	325,000 *(note 2)* *(附註 2)*	–	0.12%
Great Intelligence Holdings Limited	3,455,800 *(note 2)* *(附註 2)*	–	1.35%
Cross Profit Capital Limited	–	30,000,000 *(note 2)* *(附註 2)*	11.75%

Notes:

1. The 97,133,570 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

2. The 325,000 Shares are held by Cyber Generation Limited, a wholly owned subsidiary of Hanny Magnetics (B.V.I.) Limited. The 30,000,000 underlying Shares represent the Shares to be issued upon full conversion of a HK$30,000,000 convertible redeemable note convertible at HK$1.00 each which is held by Cross Profit Capital Limited, a wholly owned subsidiary of Hanny Magnetics (B.V.I.) Limited which in turn is a wholly owned subsidiary of Hanny Holdings Limited.

   Famex Investment Limited, a wholly owned subsidiary of Mankar Assets Limited, owns 49.93% of the entire issued share capital of Hanny Holdings Limited. Mankar Assets Limited is a wholly owned subsidiary of ITC Investment Holdings Limited which in turn is a wholly owned subsidiary of ITC Corporation Limited. Dr. Charles Kwok Keung CHAN directly held approximately 0.47% of the entire issued share capital of Hanny Holdings Limited. Dr. Charles Kwok Keung CHAN directly held approximately 4.75% of the entire issued share capital of ITC Corporation Limited and indirectly held approximately 29.82% of the entire issued share capital of ITC Corporation Limited. Ms. Macy Yuen Lan NG is the spouse of Dr. Charles Kwok Keung CHAN.

   Hanny Magnetics (B.V.I.) Limited, Hanny Holdings Limited, Famex Investment Limited, Mankar Assets Limited, ITC Investment Holdings Limited, ITC Corporation Limited, Dr. Charles Kwok Keung CHAN and Ms. Macy Yuen Lan NG are deemed to be interested in the Shares held by Cyber Generation Limited and the underlying shares arising from the convertible redeemable note held by Cross Profit Capital Limited.

   The 3,455,800 Shares are held by Great Intelligence Holdings Limited, a wholly owned subsidiary of ITC Management Group Limited which in turn is a wholly owned subsidiary of ITC Corporation Limited.

   ITC Management Group Limited, ITC Corporation Limited, Dr. Charles Kwok Keung CHAN and Ms. Macy Yuen Lan NG are deemed to be interested in the Shares held by Great Intelligence Holdings Limited.

附註:

1. 該97,133,570股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.(即The WS Lee Unit Trust之信託人)全資擁有。The WS Lee Unit Trust之99%權益由一項全權信託所持有,其中李永森先生之家庭成員,包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有,該公司於英屬處女群島註冊成立,由余金霞女士、李文輝先生及李文彬先生擁有。

2. 該325,000股股份由Cyber Generation Limited持有,該公司為Hanny Magnetics (B.V.I.) Limited之全資附屬公司,該30,000,000股相關股份指由Cross Profit Capital Limited持有之港幣30,000,000元(可按每股港幣1.00元轉換)可換股可贖回票據全部獲轉換後發行之股份。Cross Profit Capital Limited為Hanny Magnetics (B.V.I.) Limited之全資附屬公司,而後者則為錦興集團有限公司之全資附屬公司。

   其威投資有限公司(即Mankar Assets Limited之全資附屬公司)擁有錦興集團有限公司全部已發行股本49.93%。Mankar Assets Limited為ITC Investment Holdings Limited之全資附屬公司,而後者則為德祥企業集團有限公司之全資附屬公司。陳國強博士直接擁有錦興集團有限公司全部已發行股本約0.47%。陳國強博士直接擁有德祥企業集團有限公司全部已發行股本約4.75%及間接擁有德祥企業集團有限公司全部已發行股本約29.82%。伍婉蘭女士為陳國強博士之配偶。

   Hanny Magnetics (B.V.I.) Limited、錦興集團有限公司、其威投資有限公司、Mankar Assets Limited、ITC Investment Holdings Limited、德祥企業集團有限公司、陳國強博士及伍婉蘭女士均被視作於Cyber Generation Limited持有之股份中擁有權益,及於Cross Profit Capital Limited持有可換股可贖回票據之相關股份中擁有權益。

   該3,455,800股股份由Great Intelligence Holdings Limited持有,該公司為ITC Management Group Limited之全資附屬公司,而後者則為德祥企業集團有限公司之全資附屬公司。

   ITC Management Group Limited、德祥企業集團有限公司、陳國強博士及伍婉蘭女士均被視作於Great Intelligence Holdings Limited持有之股份中擁有權益。

Public Float

As at the date of this Annual Report, based on information that is publicly available to the Company, the Directors acknowledge that more than 25% of the issued capital of the Company are held by the public.

公眾持股量

於本年報日，本公司依據已公開的資料，董事確認本公司25%以上之已發行股本由公眾持有。

Purchase, Sale or Redemption of Securities

The Company and its subsidiaries have not repurchased, sold or redeemed any of the Company's securities during the year.

買賣或贖回證券

本公司及其附屬公司於本年度概無購回、出售或贖回任何本公司證券。

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's Bye-laws or the laws in Bermuda although there are no restrictions against such rights under the laws in Bermuda.

先買權

儘管百慕達法例在先買權上並無設立限制，本公司之公司細則及百慕達法例並無有關先買權之條文。

Auditors

The financial statements for the year were audited by HLB Hodgson Impey Cheng who will retire at the forthcoming Annual General Meeting and being eligible, offer themselves for re-appointment.

On August 29, 2005, RSM Nelson Wheeler resigned as auditors of the Group. On August 30, 2005, HLB Hodgson Impey Cheng were appointed as auditors of the Group to fill the casual vacancy. HLB Hodgson Impey Cheng was re-appointed as auditors of the Group in 2006 and 2007.

For and on behalf of the Board of Directors

Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, March 28, 2008

核數師

本年度之財務報表由國衛會計師事務所審核，該核數師將在應屆股東週年大會任滿告退，惟願意接受膺選再獲委任。

於二零零五年八月二十九日，羅申美會計師行辭任本集團核數師一職。國衛會計師事務所於二零零五年八月三十日被委任為核數師以彌補前任核數師之臨時空缺。國衛會計師事務所於二零零六年及二零零七年獲續聘為本集團之核數師。

承董事會命

執行主席兼行政總裁
李文輝

香港，二零零八年三月二十八日

Corporate Governance

Maintaining an effective and solid corporate governance framework is one of the top priorities of the Company. This includes informing our shareholders of our corporate practices in our Annual Report. We have complied with all the provisions of the Code on Corporate Governance Practices ("CG Code") contained in Appendix 14 of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules") throughout the accounting year ended December 31, 2007, except for deviation from Code Provision A.2.1 which is explained in the following relevant paragraphs.

The corporate governance principles of the Company emphasise a quality board, sound internal control, and transparency and accountability to all shareholders.

企業管治

保持一個有效及穩固之企業管治架構乃本公司最優先考慮事項之一。此舉包括於本公司年報中向本公司股東告知本公司企業常規。於截至二零零七年十二月三十一日止會計年度，本公司一直遵守聯合交易所有限公司證券上市規則附錄十四載列之「企業管治常規守則」(「企業管治守則」)全部條文，惟偏離守則條文第A.2.1條。於下文有關段落會說明此項偏離。

本公司企業管治原則強調高素質之董事會、穩健之內部監控，具透明度，及向全體股東問責。

A. Directors

A.1 The Board

We are governed by a board of Directors ("Board") which assumes the responsibility for leadership and control of the Company. Our Directors are collectively responsible for promoting the success of the Company by directing and supervising the affairs of the Company.

The Board meets regularly, normally four times each year at approximately once every three months and additional meetings will be arranged if and when necessary. Regular Board meetings schedule of each year is normally made available to all Directors members at the beginning of the year and any amendments to this meeting schedule will be notified to Directors at least 14 days before a regular meeting. Special Board meetings will be held as and when necessary. Matters on transactions where Directors are considered having conflict of interests or material interests will not be dealt with by way of written resolutions and a separate Board meeting shall be held where Independent Non-executive Directors who have no material interests shall be present in the meeting. In addition, Directors considered having conflict of interests or material interests in the matters before the Board are required to declare their interests and abstain from voting for the relevant resolution.

A. 董事

A.1 董事會

本公司由負責領導及管理本公司之董事會(「董事會」)管治。本公司董事集體負責指導及監督本公司事務以促使本公司成功。

董事會定期開會，通常每年召開四次，大約每三個月一次。倘若或當有需要時亦另安排會議。每年董事會定期會議時間表通常於年初備妥以提前通知所有董事，該開會時間表之任何修訂均將於有關定期會議舉行前最少14天通知董事。有需要時將舉行特別董事會會議。當董事被認為於交易事項有利益衝突或擁有重大利益，該事項不會以書面決議案處理，而須舉行個別董事會會議，在交易中沒有擁有重大利益之獨立非執行董事須出席該會議。此外，當董事被認為與董事會審議事項有利益衝突或擁有重大利益，須申報其利益並放棄有關決議案之投票。

A. Directors (continued)

A.1 The Board (continued)

Appropriate notices are given to all Directors for attending regular Board meetings and other meetings. A package containing agenda and all the relevant information is normally dispatched to the Directors three days in advance of the relevant meetings.

Board meetings involve the active participation, either in person or through electronic means of communication, of a majority of Directors. The Company Secretary assists the Executive Chairman in preparing the meeting agenda, and each Director may request the inclusion of items in the agenda. Directors are also consulted on matters to be included in the agenda for all regular meetings of the Board.

Minutes of the Board meetings are recorded in detail and draft minutes are circulated to all Directors for review and comment before being approved by the Board immediately following the meeting. All the minutes of the meetings are properly kept by the Company Secretary and are available for inspection by the Directors during normal office hours.

A. 董事(續)

A.1 董事會(續)

於董事會定期會議及其他會議前均向所有董事發出適當通知。通常於相關會議日期的三天前向董事發出議程及所有相關資料。

董事會會議均由大部份董事親身出席或透過電子通訊方法積極參與。公司秘書協助執行主席準備會議議程,各位董事皆可要求將商討事項列入議程,擬商訂事項在徵詢董事意見後方列入董事會所有定期會議議程。

董事會會議均作詳細記錄。而會議記錄的草稿均先由所有董事傳閱,並表達意見,方於緊隨會議結束後由董事會核准。所有會議記錄由公司秘書妥善保存,並供董事於正常辦公時間查閱。

A. Directors (continued)

A. 董事(續)

A.1 The Board (continued)

A.1 董事會(續)

The Board met seven (7) times in 2007. The attendance of individual Director at these Board meetings is as below:

二零零七年董事會舉行了七(7)次會議。各董事於該等董事會會議之出席率如下:

Number of meeting	**會議次數**	**7**	
Executive Directors:	*執行董事:*		
Mr. Wing Sum LEE *note 1*	李永森先生*附註1*	0/1	(0%)
Mr. Richard Man Fai LEE	李文輝先生	7/7	(100%)
Mr. Jeff Man Bun LEE	李文彬先生	6/7	(86%)
Mr. Tik Tung WONG	汪滌東先生	7/7	(100%)
Mr. Waison Chit Sing HUI	許捷成先生	7/7	(100%)
Mr. Sammy Chi Chung SUEN *note 2*	孫志冲先生*附註2*	1/1	(100%)
Non-executive Director:	*非執行董事:*		
Ms. Kam Har YUE	余金霞女士	1/7	(14%)
Independent Non-executive Directors:	*獨立非執行董事:*		
Mr. Boon Seng TAN	陳文生先生	3/7	(43%)
Mr. Raymond Cho Min LEE	李卓民先生	5/7	(71%)
Mr. Ying Kwan CHEUNG	張應坤先生	7/7	(100%)
Average attendance rate	平均出席率		71%

Notes:

1. Mr. Wing Sum LEE retired as an executive director and Honorary Chairman of the Company with effect from May 31, 2007.
2. Mr. Sammy Chi Chung SUEN retired as an executive director of the Company with effect from April 19, 2007.

附註:

1. 李永森先生自二零零七年五月三十一日起退任本公司執行董事和榮譽主席。
2. 孫志冲先生自二零零七年四月十九日起退任本公司執行董事。

The Company has also taken out appropriate insurance cover for our Directors in respect of legal actions taken against Directors and officers. The Board reviews the extent of the insurance cover every year.

本公司亦為其董事購買適當保險,以為董事及高級職員所面對法律行動提供保障。董事會每年檢討保險受保範圍。

A. Directors (continued)

A.2 Chairman and Chief Executive Officer

Code provision A.2.1 of the CG Code stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Mr. Richard Man Fai LEE is the Executive Chairman and Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management. This is because the Board has adopted clear guideline as to the power and authority of the Board and the management. There is a guideline as to the power and duties of Chief Executive Officer. The details were set out fully in the corporate governance report in 2005 annual report.

In addition, the Board which comprises experienced and high caliber individuals meets regularly to discuss issues and operation of the Group. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Group to make and implement decisions promptly and efficiently.

As Executive Chairman of the Company, Mr. Richard Man Fai LEE has to ensure that all Directors are properly briefed on issues arising at Board meetings and that Directors receive adequate information, which must be complete and reliable, in a timely manner.

A. 董事(續)

A.2 主席及行政總裁

企業管治守則條文第A.2.1條規定，主席與行政總裁的角色應有區分，並不應由一人同時兼任。

李文輝先生為執行主席兼行政總裁。董事會認為此架構不會影響董事會與管理層之間之權力及授權均衡，因為董事會已就董事會與管理層之權力及職權採納清晰指引。對於行政總裁之權力及職責亦訂有指引。其全文已刊載於二零零五年年報的企業管治報告內。

此外，由擁有經驗及才幹之人士組成之董事會定期開會討論本集團之業務及運作。董事會相信，此結構有助於加強及維持一致之領導，使本集團得以迅速和有效地制定及實施決策。

作為本公司執行主席，李文輝先生須確保所有董事能妥善地獲得董事會會議上討論問題之通報，所有董事能收到充分及適時資料，而該等資料必須完整可靠。

A. Directors (continued)

A.3 Board composition

Currently, the Board comprises eight Directors, including four Executive Directors, one Non-executive Director and three Independent Non-executive Directors. The Listing Rules require every listed issuer to have at least three independent non executive directors, at least one of whom must have appropriate professional qualifications, or accounting or related financial management expertise. Mr. Ying Kwan CHEUNG, one of the Independent Non executive Directors, is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. Each of the three Independent Non-executive Directors has confirmed his independence in accordance with Rule 3.13 annually.

Two of the four Executive Directors and the Non-executive Director are family members. Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE, both of whom are Executive Directors, are the sons of Ms. Kam Har YUE, a Non-executive Director and brothers. Save as those disclosed herein, Board members do not have any family, financial or business relations with each other.

The biographies of our Directors are set out in the "Directors and Senior Management Profiles" section in this Annual Report. Details of the biography of the Director seeking re-election at the forthcoming Annual General Meeting to be held on April 30, 2008 are set out in the circular issued by the Company on or about April 7, 2008 sent to shareholders together with this Annual Report. The Company also maintains on its website, http://www.wokeehong.com.hk, an update biography of the Directors.

A. 董事(續)

A.3 董事會之組成

現時董事會由八名董事組成,其中執行董事四人,非執行董事一人,獨立非執行董事三人。上市規則要求每個上市發行人至少擁有三名獨立非執行董事,其中至少一人必須擁有適當專業資格或會計或相關財務管理專業技能。獨立非執行董事張應坤先生為英國特許公認會計師公會資深會員及香港會計師公會會員。三名獨立非執行董事每年均各自按照規則第3.13 條,確認其獨立性。

四名執行董事的其中兩位及一位非執行董事為家族成員關係。李文輝先生及李文彬先生(均為執行董事)乃為余金霞女士(非執行董事)的兒子,互為兄弟關係。除於此披露者外,董事會成員之間並無任何家族、財務或業務關係。

本公司董事之履歷載於本年度報告「董事及高層管理人員簡介」一節。擬於應屆股東週年大會(二零零八年四月三十日舉行)膺選連任之董事之履歷詳情刊載於本公司約於二零零八年四月七日刊發,並與本年報一併寄發予股東之通函內。本公司亦於其網頁 http://www.wokeehong.com.hk上載有董事履歷最新資料。

A. Directors (continued)

A.4 Appointments, re-election and removal of Directors

Non-executive Directors of the Company are appointed for a specific term of two years, subject to re-election in accordance with the Bye-laws of the Company. All Directors, including those appointed for a fixed term, except for Mr. Richard Man Fai LEE, the Executive Chairman and Chief Executive Officer of the Company, are subject to the retirement by rotation provisions in the Bye-laws of the Company.

A Director appointed by the Board to fill a casual vacancy or as an addition shall hold office until the next general meeting.

According to the Wo Kee Hong (Holdings) Limited Company Act, 1991, no director holding the office of chairman or managing director shall be subject to retirement by rotation as provided in the Bye-laws of the Company. In order to comply with Code Provision A.4.2 of the CG Code that every director should be subject to retirement by rotation at least once every three years, Mr. Richard Man Fai LEE, the Executive Chairman and Chief Executive Officer of the Company, sent confirmation to the Company that he would voluntarily retire from his directorship at future annual general meetings of the Company at least once every three years, and being eligible for re-election, would offer himself for re-election at the relevant general meetings.

The Board has not established a Nomination Committee for reviewing new appointment of Directors and senior executives and management succession plan for Executive Directors and senior executives. Any Director can nominate potential Director candidate. The whole Board undertakes the duties collectively of selection and assessment to ensure all candidates to be selected and appointed as a Director must be able to meet the standards set out in Rules 3.08 and 3.09 of the Listing Rules. A candidate who is to be appointed as an Independent Non-executive Director should also meet the independence criteria set out in Rule 3.13 of the Listing Rules.

A. 董事(續)

A.4 董事之委任、重選和罷免

本公司非執行董事之委任指定任期為兩年，且須根據本公司之公司細則接受重選。所有董事(本公司執行主席兼行政總裁李文輝先生除外)，包括有固定任期之董事，須根據本公司之公司細則之規定輪席告退。

由董事會委任以填補臨時空缺或作新增之董事須任職至下屆股東大會為止。

根據和記行(集團)有限公司一九九一年之公司法，擔任主席或董事總經理職務之董事無須按本公司之公司細則輪席告退。為遵守企業管治守則條文第A.4.2條(即每名董事至少每三年輪席告退一次之規定)，本公司執行主席兼行政總裁李文輝先生已向本公司發出確認函，表示至少每三年於將來之股東週年大會上自願退任，彼有資格重選，亦將於相關股東大會上膺選連任。

董事會尚未成立提名委員會，以審核新董事及高級行政人員之委任以及執行董事及高級行政人員之繼任計劃。任何董事均可提名董事候選人。全體董事會共同承擔遴選及評估責任，以確保所有獲挑選及獲委任為董事之候選人必須能夠符合上市規則第3.08 條及第3.09條載列之標準。獲委任為獨立非執行董事之候選人亦須符合上市規則第3.13條載列之獨立性標準。

A. Directors (continued)

A.5 Responsibilities of Directors

Each newly appointed Director is provided with a package of orientation materials setting out the required duties and responsibilities of Directors under the Listing Rules and other relevant statutory requirements of Hong Kong. Newly appointed Directors are invited to attend a briefing session on directors' duties and responsibility under laws and regulations conducted by legal professional. Our Directors are kept informed on a regular basis on the latest development of any latest changes to the regulatory requirements. All our Directors are encouraged to participate in continuous professional development seminars and/or courses to update their skills and knowledge on the latest development or changes in the relevant statutes, Listing Rules and corporate governance practices.

The functions of Non-executive Directors have included the functions as specified in Code Provision A.5.2(a) to (d) of the CG Code except for the Code Provision A.5.2(c) of the CG Code to the extent that the Company does not have a nomination committee.

The Company has adopted the standard set out in Appendix 10 – Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), of the Listing Rules, in relation to the dealings in securities of the Company by the Directors and employees of the Group. Having made specific enquiry of all Directors, during the year ended December 31, 2007, the Directors have complied with the standard set out in the Model Code.

A. 董事(續)

A.5 董事責任

每名新委任董事均獲得一套職務簡介材料，該等材料載列有關上市規則及香港其他相關法例規定下之董事職責及責任。新獲委任董事將獲邀出席一項由法律專業人士主持之簡介會，以了解董事根據法規之職責及責任。本公司定期通知董事有關任何最新法例規定之最新進展。本公司鼓勵所有董事參加持續專業技能發展研討會及／或課程，以更新其對相關法例、上市規則及企業管治常規之最新發展或修改。

非執行董事之職能包括企業管治守則條文第A.5.2(a)至(d)條指定之職能，惟本公司並無提名委員會，未能符合企業管治守則條文第A.5.2(c)條指定之職能。

本公司已採納上市規則有關本集團董事及僱員買賣本公司證券之上市發行人董事證券交易標準守則(「標準守則」)附錄十載列之標準。本公司已向所有董事作出具體查詢，於截至二零零七年十二月三十一日止年度期間內，董事已遵守標準守則載列之標準。

A. Directors (continued)

A.6 Supply of and access to information

In respect of regular Board meetings, and so far as practicable in all other cases, an agenda and accompanying board papers are sent in full to all Directors in a timely manner and at least three (3) days before the intended date of a Board meeting, an Audit Committee meeting or a Remuneration Committee meeting.

The Board and each Director have separate and independent access to the Group's senior management. All Directors are entitled to have access to board papers, minutes and related materials.

A. 董事(續)

A.6 資料提供及獲取

就董事會定期召開之會議及在其他情況下(只要實際可行),會議之議程及相關會議文件全部適時送交全體董事,並至少在預期舉行董事會會議、審核委員會會議或薪酬委員會會議日期的三天前送出。

董事會及每名董事均能個別及獨立地接觸本集團高級管理人員。所有董事均有權獲取董事會會議文件、會議記錄及相關材料。

B. Remuneration of Directors and Senior Management

B.1 The level and make-up of remuneration and disclosure

The Remuneration Committee was established in accordance with the CG Code. The existing members of the Remuneration Committee are Mr. Boon Seng TAN, Mr. Ying Kwan CHEUNG, both of whom are the Independent Non-executive Directors and Mr. Tik Tung WONG, an Executive Director. Mr. Boon Seng TAN is the Chairman of the Remuneration Committee. The terms of reference of the Remuneration Committee are adopted with reference to the CG Code, including the specific duties set out in Code Provision B.1.3(a) to (f), and were reviewed in early 2008. During the year, the Remuneration Committee met on two (2) occasions with 100% attendance of all the members.

B. 董事及高級管理人員之薪酬

B.1 薪酬水平、內容及披露

本公司已根據企業管治守則成立薪酬委員會。薪酬委員會現有成員為陳文生先生、張應坤先生(二人均為獨立非執行董事)及汪滌東先生(執行董事),陳文生先生為薪酬委員會主席。薪酬委員會職權範圍是經參考企業管治守則而採納的,其中已包括守則條文第B.1.3(a)至(f)條載列之特定職責,並於二零零八年初作出檢討。年內,薪酬委員會已會晤了兩次,全體成員均有出席。

B. Remuneration of Directors and Senior Management (continued)

B.1 The level and make-up of remuneration and disclosure (continued)

The Remuneration Committee has adopted a set of policy and guidelines to govern its administration in reviewing, considering and fixing the remuneration packages and benefits of Directors and senior management of the Group. During the year 2007, the Remuneration Committee had:

- reviewed the service agreements of the Executive Directors in accordance with the policy and guidelines adopted by it;
- made recommendations to the Board in relation to the renewal of the service agreements of two Executive Directors;
- reviewed and recommended the parameters for determining the Executive Directors' bonus and set up an Executive Directors' bonus payout pool; and
- fixed the payment schedule of non-executive directors' fee.

Full minutes of the Remuneration Committee meetings are kept by the Company Secretary. Draft and final versions of the minutes of the Remuneration Committee meetings are sent to all members of the Remuneration Committee for comments and approval.

B. 董事及高級管理人員之薪酬(續)

B.1 薪酬水平、內容及披露(續)

薪酬委員會已採納一套政策及指引，以供審核、審議及確定本集團董事及高級管理人員之薪酬及福利。於二零零七年期間，薪酬委員會已：

- 根據其採納之政策及指引審核執行董事之服務協議；
- 就兩名執行董事服務協議之續期向董事會提出建議；
- 審議並建議釐定執行董事花紅之參數及訂立一個計算執行董事花紅的準則；及
- 制定非執行董事薪酬之支付時間表。

薪酬委員會會議之詳細會議記錄由本公司秘書存置。薪酬委員會會議記錄之初稿及最後版本均送交薪酬委員會全體成員，以徵求其意見及批准。

C. Accountability and Audit

C.1 Financial reporting

Management shall provide such explanation and information to the Board as will enable the Board to make an informed assessment of the financial and other information put before the Board for approval.

The Directors are responsible for overseeing all financial aspects of the Company and for keeping proper accounting records and preparing accounts of each financial period, which give a true and fair view of the state of affairs of the Group and the results and cash flow for that period. In preparing the accounts for the year ended December 31, 2007, the Directors have:

- approved the adoption of all applicable Hong Kong Financial Reporting Standards which are issued by the Hong Kong Institute of Certified Public Accountants;
- selected and applied consistently appropriate accounting policies;
- made judgments and estimates that are prudent and reasonable;
- prepared the accounts on the on-going concern basis.

The Board is accountable to its shareholders for a clear and balanced assessment of the Company's financial position and prospects. In this regard, the Directors are responsible for presenting a balanced, clear and understandable assessment to annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to regulators as well as to information required to be disclosed pursuant to statutory requirements. Financial results of the Group are announced in a timely manner in accordance with all statutory requirements, particularly the timeframe stipulated in Rule 13.49(1) and (6) of the Listing Rules and the Directors acknowledge their responsibility for preparing the financial statements of the Group.

C. 問責及核數

C.1 財務報告

管理層須向董事會提供充分的解釋及足夠的資料，讓董事會可以就提交給他們批准的財務及其他資料，作出有根據的評審。

董事負責監督本公司所有財務事項，妥善保管會計記錄並編制各財政期間之賬目，而該等賬目真實公平地反映本集團於該期間的業務狀況、業績及現金流量。編制截至二零零七年十二月三十一日止年度賬目時，董事已：

- 批准採納香港會計師公會頒布之所有可適用香港財務報告準則；
- 選擇並一貫採用適當之會計政策；
- 作出審慎及合理判斷及評估；
- 以持續經營為基礎編制賬目。

董事會須清晰及平衡地評審本公司財務狀況及前景，以向其股東負責。在此方面，董事有責任於年報及中期報告中提出平衡、清晰及易明的評估、其他涉及價格敏感資料的通告及根據上市規則須予披露的其他財務資料，及向監管者提交之報告書以至根據法例規定須予披露之資料。本集團財務業績根據所有法例規定及時予以公布，尤其是在上市規則第13.49(1)及(6)條規定的時間內予以公布，而董事承認彼等有編制本集團財務報表之責任。

C. Accountability and Audit (continued)

C.1 Financial reporting (continued)

The Group's external auditors are HLB Hodgson Impey Cheng (the "Auditors"). The statement of the Auditors about their reporting responsibilities on the financial statements of the Group is set out on pages 55 to 56 of this Annual Report.

For the year ended December 31, 2007, no material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern was reported on by the Auditors.

During the year 2007, the Auditors have performed audit and non-audit services and their remuneration in respect of audit and non-audit services is HK$510,000 and HK$1,308,000 respectively.

C.2 Internal controls

The Board is responsible for overseeing the Group's internal control system and to ensure that a sound and effective internal control system is maintained. The Board is responsible for approving and reviewing internal control policy while the responsibility of day-to-day management of operational risks and implementation of mitigation measures lies with the management. As the internal control system is designed to manage the Group's risks within an acceptable risk profile, rather than to eliminate the risk of failure, and to achieve the business objectives of the Group. Accordingly, it can only provide reasonable assurance but not absolute assurance against material misstatement of management and financial information and records or against financial losses or fraud.

C. 問責及核數(續)

C.1 財務報告(續)

本集團外聘核數師為國衛會計師事務所(「核數師」)。有關核數師對本集團財務報表申報責任之聲明載於本年報第55至56頁。

於截至二零零七年十二月三十一日止年度,核數師概無呈報可對公司持續經營之能力構成重大疑問之相關重大不確定性。

於二零零七年,核數師已提供審核及非審核服務,彼等提供審核及非審核服務之薪酬分別為港幣510,000元及港幣1,308,000元。

C.2 內部監控

董事會負責監督本集團之內部監控系統,並確保維持一個健全及有效之內部監控系統。董事會負責批准及審核內部監控政策,管理層則負責經營風險之日敘管理並實施舒緩措施。內部監控系統旨在將本集團之風險管理於某一可接受之風險範圍內(而非杜絕失誤之風險),並達至本集團之業務目標。據此,對於管理及財務信息及記錄之重大錯誤陳述,或財務損失及欺詐,內部監控系統僅可提供合理保障而非絕對保障。

C. Accountability and Audit (continued)

C.2 Internal controls (continued)

The Board has established an on-going process for identifying, evaluating and managing the significant risks faced by the Group. The key procedures that the Group has established and implemented are summarised as follows:

- Segregation of duties and functions of the respective operational departments of the Group
- Monitoring the strategic plan and performance
- Designing an effective accounting and information system
- Reviewing systems and procedures to identify, measure, manage and control risks including reputation, legal, credit, market and operational risks
- Handling price-sensitive information by setting out the procedures and policies
- Updating the internal control manual when there are changes to business environment or regulatory guidelines
- Reviewing by Audit Committee for the report submitted directly from external consultants
- Following up with various departments to ensure timely implementation of the recommendations, and report the status to the management periodically

Starting from 2005, the Group has conducted an annual review of the effectiveness of its internal control system covering all material controls, including financial, operational and compliance as well as risk management. The Group has also engaged external consultants to conduct an annual review and make recommendations for improvement and strengthening of the internal control system.

C. 問責及核數(續)

C.2 內部監控(續)

董事會已制定可確定、評估及管理本集團所面對重大風險之持續程序。本集團所制定及執行之主要程序如下：

- 分隔本集團各經營部門之職責及職能
- 監察策略方案及表現
- 設計一套有效之會計及資訊系統
- 檢討可確定、計量、管理及控制各項風險(包括信譽、法律、信貸、市場及經營風險)之系統及程序
- 透過訂立程序及政策，以處理價格敏感之資料
- 當營商環境或規例指引變更時，更新內部監控守則
- 由審核委員會檢討外部顧問直接呈交之報告
- 與不同部門進行跟進，以確保及時執行有關建議，並定期向管理層匯報情況。

本集團自二零零五年起即對內部監控系統進行年度檢討，有關檢討涵蓋所有重要控制，包括財務、經營、合規、及風險管理。本集團亦聘任外部顧問進行年度檢討及提出改善及加強內部監控系統之建議。

C. Accountability and Audit (continued)

C.2 Internal controls (continued)

The review by external consultants is conducted with reference to the principles outlined in *Internal Control and Risk Management – A Basic Framework* issued by the Hong Kong Institute of Certified Public Accountants. The assessment covers the major internal controls and measures, including financial, operational and compliance as well as risk management. The external consultants have reported an overall satisfaction on the improvements based on last year's recommendations and current internal control system of the Group. Besides, the external consultants have made certain recommendations on the new business operations to improve the internal control system summarised below:

Motor Group

1. Purchases cycle
   - Quantity of parts should be immediately updated in the ERP system upon transfer of parts to service department.
2. Sales cycle
   - After-sale and after-service surveys should be performed as soon as possible for those customers who have not been contacted.
   - Service department should assign a staff responsible for filing to ensure the documents are completed and in timely manner.
3. Security
   - All staff, except for mechanics, should wear staff card for identification.

C. 問責及核數(續)

C.2 內部監控(續)

外部顧問之檢討乃參考香港會計師公會頒布之「*內部監控與風險管理－基本架構*」所概述之原則進行。評估涵蓋主要內部控制及措施，包括財務、經營、合規、及風險管理。外部顧問已就去年建議已作之改進及本集團之現時內部監控系統，作出整體滿意之報告。此外，外部顧問已就新經營業務提出若干建議，以改進內部監控系統，而該等建議概述如下：

汽車部

1. 採購周期
   - 當配件轉交予服務部門時，配件數量須即時在ERP系統中更新。
2. 銷售周期
   - 對於未有聯絡上之客戶而言，須盡快進行售後及提供服務後調查。
   - 服務部門應指派員工負責將文件存檔，以確保文件完整和及時更新。
3. 保安
   - 除技術員工外，所有員工應配戴職員證以供識別。

C. Accountability and Audit (continued)

C.2 Internal controls (continued)

Fashion Group

1. Purchases cycle

   - Written job specifications and procedures should be in place to monitor the operation of the purchase and quality checking.

   - Staff in retail shops should prepare the monthly stock take report for management review.

2. Sales cycle

   - Delivery memo should be filed properly together with product transfer note for record. Staff of warehouse department should collect these documents actively.

Based on the assessments made by the external consultants, the Audit Committee and the Board considered that the key areas of the Group's internal control system are reasonably implemented to prevent material misstatement or loss, safeguard the Group's assets, maintain appropriate accounting records, ensure compliance with applicable laws and regulations, as well as fulfil the requirements of the Code regarding internal control systems in general. The Group shall use its best endeavour to implement the recommendations made by the external consultants in order to further improve the internal control system.

C. 問責及核數(續)

C.2 內部監控(續)

時裝部

1. 採購周期

   - 應制定工作細則及程序，以監察採購及品質檢查之運作。

   - 零售店舖之員工應備妥每月存貨盤點報告，以供管理層審閱。

2. 銷售周期

   - 付運備忘錄應與交付產品單據一齊妥善存檔以作記錄。貨倉部員工應主動收集該等文件。

根據外部顧問之評估，審核委員會及董事會認為本集團內部監控系統之主要環節均已合理落實，可預防重大錯誤陳述或損失、保障本集團資產、維持合適之會計記錄、確保遵守適用法律及規例，並且在整體上符合守則有關內部監控系統之規定。本集團須竭力落實外部顧問之建議，以進一步改善內部監控系統。

C. Accountability and Audit (continued)

C. 問責及核數(續)

C.3 Audit Committee

C.3 審核委員會

The Audit Committee was established in December 31, 1998. The Terms of Reference of the Audit Committee are reviewed annually and have included the duties set out in Code Provision C.3.3(a) to (n) of the CG Codes. The existing members of the Audit Committee comprise Mr. Raymond Cho Min LEE, Mr. Boon Seng TAN and Mr. Ying Kwan CHEUNG, all of whom are Independent Non-executive Directors. Mr. Ying Kwan CHEUNG, being a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants, has the appropriate professional qualification and experience in financial field. Mr. Raymond Cho Min LEE is the Chairman of the Audit Committee.

審核委員會於一九九八年十二月三十一日成立。審核委員會之職權範圍每年均經審議並包括企業管治守則條文第C.3.3(a)至(n)條載列之職責。審核委員會現有成員包括李卓民先生、陳文生先生及張應坤先生，均為獨立非執行董事。張應坤先生為英國特許公認會計師公會資深會員及香港會計師公會會員，擁有適當之財務專業資格及經驗。李卓民先生為審核委員會主席。

During the year, the Audit Committee has conducted three (3) formal meetings and discharged its responsibilities. Attendance of individual member at the Audit Committee meetings in 2007 is as below:

年內，審核委員會召開了三次正式會議並履行其責任。二零零七年審核委員會各成員之出席率如下：

Number of meeting	會議次數	4
Mr. Raymond Cho Min LEE	李卓民先生	3/3 (100%)
Mr. Boon Seng TAN	陳文生先生	2/3 (67%)
Mr. Ying Kwan CHEUNG	張應坤先生	3/3 (100%)
Average attendance rate	平均出席率	89%

The principal duties of the Audit Committee included reviewing the financial controls, internal control and risk management system, annual report and accounts, interim report and accounts.

審核委員會之主要職責包括檢討財務監控、內部監控及風險管理制度、審閱年度報告及賬目、中期報告及賬目。

The following is a summary of the work performed by the Audit Committee during the year 2007:

審核委員會於二零零七年所履行之工作概述如下：

- met with the external auditors to discuss the general scope of their audit work and the matters related to the audit of the financial statements for the years ended December 31, 2006;
- reviewed the audit issues raised by the external auditors;

- 會晤外聘核數師，以討論其核數工作之整體範圍及與截至二零零六年十二月三十一日止年度財務報表審核有關之事宜；
- 審閱外聘核數師提出之審核事項；

C. Accountability and Audit (continued)

C.3 Audit Committee (continued)

- considered and recommended to the Board adoption of new accounting standards;
- reviewed and recommended to the Board for approval of the audit fee proposal for the Group for 2006;
- reviewed the audited accounts and final results announcement for the year 2006;
- reviewed the interim report and the interim results announcement for the six months ended June 30, 2007;
- reviewed the effectiveness of internal control system of the Group;
- reviewed and considered the report of the annual internal control review of the Group;
- reviewed the non-audit services provided by the auditors of the Company and assess the independence and objectivity of the external auditors in relation to their provision of non audit services;
- reviewed the related party transactions and compliance of the relevant Listing Rules and accounting policies in relation thereto;
- reviewed the terms of reference of the Audit Committee; and
- discussed the annual and interim budget of the Group.

All issues raised by the Audit Committee have been addressed by the management. The work and findings of the Audit Committee have been reported to the Board. During the year, no issues brought to the attention of the management and the Board were of sufficient importance to require disclosure in the Annual Report.

C. 問責及核數（續）

C.3 審核委員會（續）

- 審議並向董事會建議採納新會計準則；
- 審閱並向董事會建議批准二零零六年本集團核數費用建議；
- 審閱二零零六年度經審核賬目及末期業績公告；
- 審閱截至二零零七年六月三十日止六個月中期報告及中期業績公布；
- 審議本集團內部監控系統之有效性；
- 審議並考慮年度內部監控檢討報告；
- 檢討本公司核數師提供之非核數服務並評核外聘核數師提供非核數服務之獨立性及客觀性；
- 審核關連人士交易及遵守相關上市規則及其有關之會計政策；
- 檢討審核委員會之職權範圍；及
- 討論本集團之年度及中期預算案。

管理層已處理審核委員會提出之所有事宜。審核委員會已向董事會報告其工作及調查結果。年內，管理層及董事會所知悉之事宜，其重要程度不足以須於年報內予以披露。

C. Accountability and Audit (continued)

C.3 Audit Committee (continued)

Full minutes of the Audit Committee meetings are kept by the Company Secretary. Draft and final versions of the minutes of the Audit Committee meetings are sent to all members of the Audit Committee for comments and approval. The Interim and Annual Reports of the Company have been reviewed by the Audit Committee.

D. Delegation by the Board

D.1 Management functions

The Board oversees the Company's strategic development and determines the objectives, strategies and policies of the Group. It also monitors and controls operating and financial performance and sets appropriate policies for risk management in pursuit of the Group's strategic objectives, and delegates the implementation of strategies, and day-to-day operation of the Group to the management. The Board is entrusted with certain reserved powers which were fully described in the corporate governance report in the 2005 Annual Report.

D.2 Board committees

Apart from the Audit Committee (particulars are disclosed under C.3) and the Remuneration Committee (particulars are disclosed under B.1), the Board has also established three other committees of the Board, namely the Financial Control Committee, the Executive Directors' Committee and the Operation Review Committee. The composition and functions of the respective board committee were set out in the corporate governance report in the 2005 Annual Report.

C. 問責及核數(續)

C.3 審核委員會(續)

審核委員會會議之詳細會議記錄由本公司秘書存置。審核委員會會議記錄之初稿及最後版本均送交審核委員會全體成員,以徵求其意見及批准。審核委員會已審閱本公司之中期報告及年報。

D. 董事會權力之轉授

D.1 管理功能

董事會監察本公司之策略發展並釐定本集團之目標、策略及政策。其亦監控及控制經營及財務表現並制定風險管理之適當政策,以實現本集團之策略目標,並將本集團實施策略及日常經營之權力轉授予管理層。董事會受託擁有若干保留之權力,有關詳情刊載於二零零五年年報的企業管治報告內。

D.2 董事會轄下之委員會

除審核委員會(詳情載於C.3)及薪酬委員會(詳情載於B.1)外,董事會亦已成立另外三個董事委員會,即財務管理委員會、執行董事委員會及經營審核委員會。各董事會轄下之委員會之組成及職能刊載於二零零五年年報的企業管治報告內。

E. Communication with Shareholders

E.1 Effective communication

The Company follows the practice that at the annual general meeting, a separate resolution is proposed in respect of each separate issue, including the re-election of Directors. In every annual general meeting of the Company, the Chairmen of the Audit Committee and the Remuneration Committee or the members of the respective committees or their respective appointed delegates are present to answer questions of shareholders.

E.2 Voting by poll

The Company informs shareholders of the procedures for demanding a poll by incorporating them in the circular for annual general meetings and special general meetings. In addition, in every general meeting, the chairman of the meeting provides an explanation of the procedures for voting by poll at the commencement of the meeting. The procedures for demanding a poll by the shareholders were incorporated in the circular for the forthcoming Annual General Meeting.

At the 2007 annual general meeting, the Executive Chairman has provided an explanation of the procedures for demanding poll by shareholders at the commencement of the meeting.

For and on behalf of the Board of Directors

Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, March 28, 2008

E. 與股東之溝通

E.1 有效溝通

根據本公司之慣例，於股東週年大會上，將就各個別事宜通過獨立決議案，包括重選董事。於本公司各屆股東週年大會上，審核委員會及薪酬委員會主席或相關委員會之成員或其相關之獲委任代表均出席，以回答股東提出之問題。

E.2 以投票方式表決

於有關本公司股東週年大會或股東特別大會之任何通函內，均刊載以投票方式表決之程序，藉以知會股東。此外，於每次股東大會上，大會主席於會議開始時均會解釋以投票方式表決之程序。股東要求以投票方式表決之程序已納入應屆股東週年大會之通函。

執行主席已於二零零七年股東週年大會開始時解釋股東要求以投票方式表決之程序。

承董事會命

執行主席兼行政總裁
李文輝

香港，二零零八年三月二十八日

HLB 國衛會計師事務所
Hodgson Impey Cheng

Chartered Accountants
Certified Public Accountants

31st Floor, Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

香港
中環
畢打街11號
置地廣場
告羅士打
大廈31樓

TO THE SHAREHOLDERS OF
WO KEE HONG (HOLDINGS) LIMITED
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Wo Kee Hong (Holdings) Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 57 to 177, which comprise the consolidated and company balance sheets as at December 31, 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong

致
和記行(集團)有限公司各股東
(於百慕達註冊成立之有限公司)

本行已審核列載於第57至第177頁和記行(集團)有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)之綜合財務報表。綜合財務報表包括二零零七年十二月三十一日之綜合及公司資產負債表,以及截至該日止年度之綜合損益表、綜合權益變動表及綜合現金流量表連同主要會計政策摘要及其他附註解釋。

董事就綜合財務報表之責任

貴公司之董事須根據由香港會計師公會頒布之香港財務報告準則及香港公司條例之披露規定編製及真實與公平地列報該等綜合財務報表。此責任包括設計、實施及維持與編製及真實而公平地列報綜合財務報表相關的內部監控,以使綜合財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述;選擇及應用適當之會計政策,及按情況下作出合理之會計估計。

核數師之責任

本行之責任是根據本行之審核,對該等綜合財務報表提出意見,並根據百慕達公司法第90條,僅向全體股東報告本行之意見,除此以外,本報告不可用作其他用途。本行概不就本報告內容向任何其他人士承擔或負上任何責任。本行乃根據香港會計師公會頒布之香港審計準則進行審核工作。該準則要求本行遵守道

Auditors' responsibility (continued)

核數師之責任(續)

Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

德規範，並策劃及執行審核，以合理確定該等綜合財務報表是否不存在任何重大錯誤陳述。

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

審核涉及執行程序以取得與綜合財務報表所載數額及披露事項有關之審核憑證。所選用之程序由核數師作判斷，包括評估由於欺詐或錯誤而導致綜合財務報表存有重大錯誤陳述的風險。當核數師作出該等風險評估時，會考慮與該公司編製及真實與公平地列報綜合財務報表相關之內部監控，以設計適合當時情況之審核程序，但不會就公司之內部控制之成效發表意見。審核亦包括評價董事所採用之會計政策是否合適，及所作出之會計估計是否合理，以及評價綜合財務報表之整體呈列方式。

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

本行相信本行得到足夠及適當之審核憑證以作為提供該審核意見之基礎。

Opinion

意見

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

本行認為，該等綜合財務報表已根據香港財務報告準則真實與公平地反映貴公司及貴集團於二零零七年十二月三十一日之財政狀況及貴集團於截至該日止年度之盈利及現金流量，並已按照香港公司條例之披露規定妥善編製。

HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants

Hong Kong, March 28, 2008

國衛會計師事務所
英國特許會計師
香港執業會計師

香港，二零零八年三月二十八日

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

		Notes 附註	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Turnover	**營業額**	5	**1,153,201**	786,580
Cost of sales	銷售成本		**(938,222)**	(624,947)
Gross profit	毛利		**214,979**	161,633
Other operating income	其他營業收入	7	**4,479**	16,245
Distribution costs	分銷成本		**(72,125)**	(55,121)
Administrative expenses	行政費用		**(145,220)**	(120,198)
Gain on disposal of properties held for sale	出售持作出售物業之收益		**–**	5
Loss on disposal of investment properties	出售投資物業虧損		**–**	(260)
Fair value gains on investment properties	投資物業公平值收益	14	**2,022**	25,026
Reversal of write-down of properties held for sale to net realisable value	持作出售物業減值撥回至可變現淨值		**–**	400
Profit from operations	**經營盈利**	8	**4,135**	27,730
Finance costs	財務費用	9	**(14,355)**	(11,381)
Impairment on available-for-sale financial assets	可供出售金融資產之減值	24	**(6,000)**	–
Provision for guarantee	擔保撥備	27	**(7,500)**	–
Loss on disposal of a subsidiary	出售一間附屬公司之虧損	36	**–**	(15,935)
Gain on disposal of subsidiaries	出售附屬公司之收益	36	**76,021**	28,624
Loss on disposal of an associate	出售一間聯營公司之虧損	20	**(1,968)**	(9,723)
Share of results of associates	應佔聯營公司業績	20	**(1,169)**	(7,777)
Profit before tax	**除税前盈利**		**49,164**	11,538
Income tax expenses	所得税開支	10	**(6,256)**	(1,141)
Profit for the year	**本年度盈利**		**42,908**	10,397
Attributable to:	**應佔：**			
Equity holders of the Company	本公司權益持有人		**35,677**	7,114
Minority interests	少數股東權益		**7,231**	3,283
			42,908	10,397
Earnings per share of profit attributable to equity holders of the Company	**本公司權益持有人應佔之每股盈利**			
– Basic and diluted	–基本及攤薄	11	**HK$0.15港元**	HK$0.03港元

The accompanying notes on pages 65 to 177 form an integral part of these financial statements.

於第65至第177頁之附註為本財務報表之不可分割部份。

At December 31, 2007
於二零零七年十二月三十一日

		Notes 附註	2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Non-current assets	**非流動資產**			
Investment properties	投資物業	14	**9,600**	234,918
Property, plant and equipment	物業、廠房及設備	15	**44,541**	100,479
Prepaid lease payments	預付租賃款項	16	**1,558**	–
Goodwill	商譽	17	**2,787**	2,597
Interests in associates	於聯營公司之權益	20	**–**	10,727
Available-for-sale financial assets	可供出售之金融資產	24	**30,527**	527
Deferred tax assets	遞延税項資產	32	**16**	4,215
			89,029	353,463
Current assets	**流動資產**			
Inventories	存貨	21	**124,993**	150,477
Properties held for sale, at net realisable value	持作出售物業之可變現淨值		**23,400**	23,400
Trade and other receivables	貿易往來及其他應收賬款	22	**185,075**	149,440
Amounts due from associates	應收聯營公司款項	23	**14,260**	3,951
Other financial assets at fair value through profit or loss	其他以公平值計入損益的金融資產	25	**17**	11
Cash and cash equivalents	現金及現金等值項目		**363,949**	40,944
			711,694	368,223
Current liabilities	**流動負債**			
Trade and other payables	貿易往來及其他應付賬款	26	**243,956**	163,567
Bills payables	應付票據		**36,758**	45,984
Tax payables	應繳税項		**162**	296
Amounts due to related companies	應付關聯公司款項	29	**1,343**	6,914
Convertible loan note	可換股貸款票據	28	**30,207**	–
Obligations under finance leases – due within one year	一年內到期之融資租賃債務	30	**936**	1,387
Borrowings – due within one year	一年內到期之貸款	31	**70,827**	122,671
			384,189	340,819
Net current assets	**流動資產淨值**		**327,505**	27,404
Total assets less current liabilities	**資產總值減流動負債**		**416,534**	380,867

At December 31, 2007
於二零零七年十二月三十一日

		Notes 附註	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Non-current liabilities	**非流動負債**			
Convertible loan note	可換股貸款票據	28	–	29,549
Obligations under finance leases – due after one year	一年後到期之融資租賃債務	30	**168**	1,121
Borrowings – due after one year	一年後到期之貸款	31	**13,506**	11,303
Deferred tax liabilities	遞延税項負債	32	**6**	19,915
			13,680	61,888
Net assets	**資產淨值**		**402,854**	318,979
Capital and reserves	**資本及儲備**			
Share capital	股本	33	**255,314**	221,615
Reserves	儲備		**125,064**	82,361
Equity attributable to equity holders of the Company	本公司權益持有人應佔權益		**380,378**	303,976
Minority interests	少數股東權益		**22,476**	15,003
Total equity	**總權益**		**402,854**	318,979

The accompanying notes on pages 65 to 177 form an integral part of these financial statements.

於第65至第177頁之附註為本財務報表之不可分割部份。

The financial statements on pages 57 to 177 were approved and authorised for issue by the Board of Directors on March 28, 2008 and are signed on its behalf by:

於第57至第177頁之財務報表經董事會於二零零八年三月二十八日批准及授權刊發並由下列董事代表董事會簽署：

Director
董事

Director
董事

At December 31, 2007
於二零零七年十二月三十一日

		Notes 附註	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Non-current assets	**非流動資產**			
Property, plant and equipment	物業、廠房及設備	15	**560**	1,586
Investments in subsidiaries	於附屬公司之投資	19	**271,075**	277,894
			271,635	279,480
Current assets	**流動資產**			
Trade and other receivables	貿易往來及其他應收賬款		**726**	557
Amounts due from subsidiaries	應收附屬公司款項	23	**36,918**	–
Amounts due from associates	應收聯營公司款項	23	**114**	–
Other financial assets at fair value through profit or loss	其他以公平值計入損益的金融資產	25	**17**	11
Cash and cash equivalents	現金及現金等值項目		**318**	327
			38,093	895
Current liabilities	**流動負債**			
Trade and other payables	貿易往來及其他應付賬款		**4,092**	3,689
Amounts due to subsidiaries	應付附屬公司款項	23	**180,127**	156,704
Amounts due to related companies	應付關聯公司款項	29	**441**	553
Convertible loan note	可換股貸款票據	28	**30,207**	–
Financial guarantee contracts	財務擔保合約		**8,307**	15,126
			223,174	176,072
Net current liabilities	**流動負債淨額**		**(185,081)**	(175,177)
Total assets less current liabilities	**資產總值減流動負債**		**86,554**	104,303
Non-current liabilities	**非流動負債**			
Convertible loan note	可換股貸款票據	28	**–**	29,549
Net assets	**資產淨值**		**86,554**	74,754
Capital and reserves attributable to equity holders of the Company	**本公司權益持有人應佔資本及儲備**			
Share capital	股本	33	**255,314**	221,615
Reserves	儲備	34	**(168,760)**	(146,861)
Total equity	**總權益**		**86,554**	74,754

The financial statements on pages 57 to 177 were approved and authorised for issue by the Board of Directors on March 28, 2008 and are signed on its behalf by:

於第57至第177頁之財務報表經董事會於二零零八年三月二十八日批准及授權刊發並由下列董事代表董事會簽署：

Director
董事

Director
董事

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

		Attributable to equity holders of the Company 本公司權益持有人應佔									
		Share capital 股本 HK$'000 港幣千元	Share premium 股份溢價 HK$'000 港幣千元	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Share options reserve 優先認股權儲備 HK$'000 港幣千元	Exchange reserve 匯兌儲備 HK$'000 港幣千元	Equity component of convertible loan note 可換股貸款票據之權益部份 HK$'000 港幣千元	Other reserve 其他儲備 HK$'000 港幣千元 (note) (附註)	Accumulated losses 累計虧損 HK$'000 港幣千元	Minority interests 少數股東權益 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
At January 1, 2006	於二零零六年一月一日	221,615	-	916	-	(40)	185	151,236	(72,935)	3,544	304,521
Exchange differences arising on translation of financial statements of overseas operations not recognised in the income statement	換算未於損益表確認的海外業務財務報表產生之匯兌差額	-	-	-	-	(6,358)	-	-	-	-	(6,358)
Net income recognised directly in equity	直接於權益內確認之收入淨額	-	-	-	-	(6,358)	-	-	-	-	(6,358)
Profit for the year	本年度盈利	-	-	-	-	-	-	-	7,114	3,283	10,397
Total recognised income for the year	本年度確認收入總額	-	-	-	-	(6,358)	-	-	7,114	3,283	4,039
Release upon disposal of subsidiaries	出售附屬公司時撥回	-	-	-	-	2,243	-	-	-	8,176	10,419
At December 31, 2006 and January 1, 2007	於二零零六年十二月三十一日及二零零七年一月一日	**221,615**	**-**	**916**	**-**	**(4,155)**	**185**	**151,236**	**(65,821)**	**15,003**	**318,979**
Exchange differences arising on translation of financial statements of overseas operations not recognised in the income statement	換算未於損益表確認的海外業務財務報表產生之匯兌差額	-	-	-	-	(15)	-	-	-	242	227
Recognition of equity-settled share-based payment	確認以權益結算並以股份付款	-	-	-	2,153	-	-	-	-	-	2,153
Net income recognised directly in equity	直接於權益內確認之收入淨額	-	-	-	2,153	(15)	-	-	-	242	2,380
Profit for the year	本年度盈利	-	-	-	-	-	-	-	35,677	7,231	42,908
Total recognised income for the year	本年度確認收入總額	-	-	-	2,153	(15)	-	-	35,677	7,473	45,288
Issue of shares upon exercise of share options	於行使優先認股權時發行股份	2,433	226	-	(72)	-	-	-	-	-	2,587
Issue of shares upon acquisition of available-for-sale financial assets	於收購可供出售金融資產時發行股份	31,266	4,734	-	-	-	-	-	-	-	36,000
Lapse of share options	優先認股權失效	-	-	-	(64)	-	-	-	64	-	-
At December 31, 2007	於二零零七年十二月三十一日	**255,314**	**4,960**	**916**	**2,017**	**(4,170)**	**185**	**151,236**	**(30,080)**	**22,476**	**402,854**

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

Included in the above is the Group's share of post-acquisition accumulated losses of associates, as follows:

上表包括本集團應佔聯營公司之收購後累計虧損，詳情如下：

		HK$'000 港幣千元
At January 1, 2006	於二零零六年一月一日	(68,098)
Loss for the year	年內虧損	(7,777)
At December 31, 2006 and January 1, 2007	於二零零六年十二月三十一日及二零零七年一月一日	**(75,875)**
Loss for the year	年內虧損	**(1,169)**
At December 31, 2007	於二零零七年十二月三十一日	**(77,044)**

Note: The other reserve of the Group was transferred from the share premium account pursuant to the capital re-organisation on September 18, 2002.

附註：本集團之其他儲備乃根據於二零零二年九月十八日進行之股本重組轉撥自股份溢價賬。

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Operating activities	**經營業務**		
Profit before tax	除税前盈利	**49,164**	11,538
Adjustments for:	經作出以下調整：		
Share of results of associates	應佔聯營公司業績	**1,169**	7,777
Interest income	利息收入	**(1,922)**	(348)
Interest expenses	利息支出	**14,013**	10,917
Finance lease charges	融資租賃費用	**20**	14
Depreciation	折舊	**10,754**	9,036
Amortisation of prepaid lease payments	預付租賃款項攤銷	**5**	–
Negative goodwill	負商譽	**–**	(8,008)
Gain on disposal of properties held for sale	出售持作出售物業之收益	**–**	(5)
Loss on disposal of investment properties	出售投資物業之虧損	**–**	260
(Gain)/loss on disposal of property, plant and equipment	出售物業、廠房及設備之(收益)／虧損	**(444)**	9
Fair value (gain)/loss on other financial assets at fair value through profit or loss	其他以公平值計入損益的金融資產公平值(收益)／虧損	**(6)**	9
Fair value gain on derivative financial instruments	衍生金融工具公平值收益	**(57)**	–
Provision for guarantee	擔保撥備	**7,500**	–
Reversal of write-down of properties held for sale to net realisable value	持作出售物業減值至可變現淨值之撥回減值	**–**	(400)
Fair value gains on investment properties	投資物業公平值收益	**(2,022)**	(25,026)
Loss on disposal of a subsidiary	出售一間附屬公司之虧損	**–**	15,935
Gain on disposal of subsidiaries	出售附屬公司之收益	**(76,021)**	(28,624)
Loss on disposal of an associate	出售一間聯營公司之虧損	**1,968**	9,723
Impairment loss on goodwill	商譽減值虧損	**118**	–
Impairment loss on available-for-sale financial assets	可供出售金融資產減值虧損	**6,000**	–
Share-based payment expenses	股份付款支出	**2,153**	–
Operating cash flows before movements in working capital	**未計營運資金變動前之經營現金流量**	**12,392**	2,807
Decrease/(increase) in inventories	存貨減少／(增加)	**26,026**	(67,376)
Decrease in properties held for sale	持作出售物業減少	**–**	1,856
Increase in trade and other receivables	貿易往來及其他應收賬款增加	**(36,301)**	(39,500)
(Increase)/decrease in amounts due from associates	應收聯營公司款項(增加)／減少	**(10,309)**	577
Increase in trade and other payables	貿易往來及其他應付賬款增加	**76,927**	44,957
(Decrease)/increase in bills payables	應付票據(減少)／增加	**(9,226)**	26,968
Decrease in amounts due to related companies	應付關聯公司款項減少	**(5,571)**	(2,538)
Cash generated from/(used in) operations	**經營所得／(所用)現金**	**53,938**	(32,249)
Hong Kong Profits Tax paid	已付香港利得税	**(693)**	–
Overseas tax paid	已付海外税項	**–**	(418)
		(693)	(418)
Net cash generated from/(used in) operating activities	**經營業務所得／(所用)現金淨額**	**53,245**	(32,667)

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Investing activities	**投資業務**		
Purchase of investment properties	購買投資物業	–	(4,944)
Proceeds from disposal of investment properties	出售投資物業所得款項	–	1,140
Purchase of property, plant and equipment	購買物業、廠房及設備	(32,673)	(12,422)
Proceeds from disposal of property, plant and equipment	出售物業、廠房及設備所得款項	1,983	142
Proceeds from disposal of right of distribution of products	出售產品分銷權所得款項	–	5,873
Proceeds from disposal of an associate	出售一間聯營公司所得款項	6,791	26,161
Net cash inflow/(outflow) from acquisition of subsidiaries	收購附屬公司現金流入／(流出)淨額	8	(1,113)
Net cash inflow from disposal of subsidiaries	出售附屬公司現金流入淨額	352,746	–
Interest received	已收利息	1,922	348
Net cash generated from investing activities	**投資業務所得現金淨額**	**330,777**	15,185
Financing activities	**融資業務**		
New bank loans	新造銀行貸款	496,629	347,457
New obligations under finance leases	新訂融資租賃債務	–	2,600
Proceeds from exercise of share options	行使優先認股權所得款項	2,587	–
Repayment of bank loans	償還銀行貸款	(528,963)	(312,498)
Interest paid	已付利息	(13,355)	(10,319)
Repayment of obligations under finance leases	償還融資租賃債務	(1,404)	(493)
Finance lease charges paid	已付融資租賃費用	(20)	(14)
Net cash (used in)/generated from financing activities	**融資業務(所用)／所得現金淨額**	**(44,526)**	26,733
Net increase in cash and cash equivalents	**現金及現金等值項目增加淨額**	**339,496**	9,251
Cash and cash equivalents at January 1	**於一月一日之現金及現金等值項目**	**22,023**	18,603
Effect of foreign currency exchange rate changes	外幣匯率變動之影響	1,847	(5,831)
Cash and cash equivalents at December 31	**於十二月三十一日之現金及現金等值項目**	**363,366**	22,023
Analysis of the balances of cash and cash equivalents	**現金及現金等值項目結餘分析**		
Being:	即：		
Cash and cash equivalents	現金及現金等值項目	363,949	40,944
Bank overdrafts	銀行透支	(583)	(18,921)
		363,366	22,023

The accompany notes on pages 65 to 177 form an integral part of these financial statements.

於第65至第177頁之附註為本財務報表之不可分割部份。

1. General information

The Company is a public limited company incorporated in Bermuda and its shares are listed on the Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office and principal place of business of the Company is disclosed in the corporate information section of the annual report.

The Company is a holding company with major subsidiaries engaged in the import, marketing, distribution and after-sales service of high quality, branded products serving customers in the Asian region and, in particular, the markets of the People's Republic of China ("PRC"), Hong Kong, Macau, Singapore and Malaysia. The products include principally cars and car accessories, motor yachts, helicopters, premium fashion apparels and accessories, air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products and property investment.

The financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company. These financial statements were approved and authorised for issue by the Board of Directors on March 28, 2008.

1. 一般資料

本公司乃於百慕達註冊成立之公眾有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。本公司註冊辦事處及主要經營地點之地址於本年報公司資料部份披露。

本公司為一間控股公司，其主要附屬公司從事優質品牌產品之進口、市場推廣、分銷及售後服務。客戶遍及亞洲地區，並以中華人民共和國(「中國」)、香港、澳門、新加坡及馬來西亞市場為主。提供的產品主要包括汽車及汽車配件、機動遊艇、直升機、高檔時裝及配飾、空調及冷凍產品、影音設備、汽車音響及電子產品與物業投資。

財務報表以港幣(即本公司之功能貨幣)呈列。財務報表於二零零八年三月二十八日由董事會批准並授權刊發。

2. Application of new and revised Hong Kong Financial Reporting Standards ("HKFRSs")

In the current year, the Group has applied, for the first time, the following of new standards, amendments and interpretations (the "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), which are effective for the Group's financial year beginning January 1, 2007.

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) – Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK(IFRIC) – Int 8	Scope of HKFRS 2
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives
HK(IFRIC) – Int 10	Interim Financial Reporting and Impairment

2. 應用新訂及經修訂香港財務報告準則(「香港財務報告準則」)

於本年度，本集團首次應用香港會計師公會(「香港會計師公會」)頒佈之多項新訂準則、修訂及詮釋(「新香港財務報告準則」)，該等準則於二零零七年一月一日開始之本集團財政年度生效。

香港會計準則第1號(修訂本)	資本披露
香港財務報告準則第7號	金融工具：披露
香港(國際財務報告詮釋委員會)－詮釋第7號	根據香港會計準則第29號「嚴重通脹經濟中之財務報告」採用重列法
香港(國際財務報告詮釋委員會)－詮釋第8號	香港財務報告準則第2號之範圍
香港(國際財務報告詮釋委員會)－詮釋第9號	重新評估內含衍生工具
香港(國際財務報告詮釋委員會)－詮釋第10號	中期財務報告及減值

2. Application of new and revised Hong Kong Financial Reporting Standards ("HKFRSs") (continued)

The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has applied the disclosure requirements under HKAS 1 (Amendment) and HKFRS 7 retrospectively. Certain information presented in prior year under the requirements of HKAS 32 has been removed and the relevant comparative information based on the requirements of HKAS 1 (Amendment) and HKFRS 7 has been presented for the first time in the current year.

The Group has not early applied the following new and revised standards or interpretations that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of Financial Statements[1]
HKAS 23 (Revised)	Borrowing Costs[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC) – Int 11	HKFRS 2 – Group and Treasury Share Transactions[2]
HK(IFRIC) – Int 12	Service Concession Arrangements[3]
HK(IFRIC) – Int 13	Customer Loyalty Programmes[4]
HK(IFRIC) – Int 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[3]

1 Effective for annual periods beginning on or after January 1, 2009

2 Effective for annual periods beginning on or after March 1, 2007

3 Effective for annual periods beginning on or after January 1, 2008

4 Effective for annual periods beginning on or after July 1, 2008

The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

2. 應用新訂及經修訂香港財務報告準則(「香港財務報告準則」)(續)

採納上述新訂香港財務報告準則對現時或以往會計期間之編製及呈列方式並無重大影響。因此，毋須作出前期調整。

本集團已追溯應用香港會計準則第1號(修訂本)及香港財務報告準則第7號項下之披露規定。根據香港會計準則第32號之規定於過往年度呈列之若干資料已被移除，而基於香港會計準則第1號(修訂本)及香港財務報告準則第7號規定之有關比較資料已於本年度首次呈列。

本集團並無提早應用以下已頒佈惟未生效之新訂準則、修訂準則或詮釋。

香港會計準則第1號(經修訂)	呈列財務報表[1]
香港會計準則第23號(經修訂)	借貸成本[1]
香港財務報告準則第8號	經營分部[1]
香港(國際財務報告詮釋委員會)－詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易[2]
香港(國際財務報告詮釋委員會)－詮釋第12號	服務特許權安排[3]
香港(國際財務報告詮釋委員會)－詮釋第13號	客戶忠誠計劃[4]
香港(國際財務報告詮釋委員會)－詮釋第14號	香港會計準則第19號－定額利益資產的限額、最低資本規定及相互之間的關係[3]

1 於二零零九年一月一日或之後開始之年度期間生效。

2 於二零零七年三月一日或之後開始之年度期間生效。

3 於二零零八年一月一日或之後開始之年度期間生效。

4 於二零零八年七月一日或之後開始之年度期間生效。

本公司董事預期應用該等準則或詮釋不會對本集團之業績及財務狀況產生重大影響。

3. Significant accounting policies

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs"), which term collectively included Hong Kong Accounting Standards ("HKASs") and Interpretations (the "Interpretations") issued by the HKICPA, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities at fair value through profit or loss (including derivative financial instruments) and investment properties, which are carried at fair value.

The preparation of consolidated financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31 each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

3. 主要會計政策

綜合財務報表乃依據香港會計師公會頒佈之香港財務報告準則(「香港財務報告準則」，亦包含香港會計準則(「香港會計準則」)及其詮釋(「詮釋」))、香港普遍接納之會計原則，香港公司條例之披露要求及聯交所證券上市規則(「上市規則」)之適用披露要求編製。

編製基準

綜合財務報表按歷史成本慣例編製，惟若干可供出售金融資產之重估、以公平值計入損益之金融資產及金融負債(包括衍生金融工具)及以公平值入賬之投資物業例外。

依據香港財務報告準則編製綜合財務報表，須採用若干關鍵會計估計。亦要求管理層於應用本集團會計政策時運用其判斷。

綜合基準

綜合財務報表包括本公司及其附屬公司截至每年十二月三十一日之財務報表。

本年度內被收購或出售之附屬公司業績已包括在綜合損益表內，由其購入生效日期起或截至其出售生效日期(倘適用)止計算在內。

必要時，將調整附屬公司之財務報表，以令彼等之會計政策與本集團其他成員所採用者一致。

所有集團內公司間交易、結餘，收入及支出概於綜合時對銷。

3. Significant accounting policies (continued)

Business combinations

The acquisition of businesses is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange the control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under HKFRS 3 Business Combinations are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with HKFRS 5 Non-current Assets Held for Sale and Discontinued Operations, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

3. 主要會計政策(續)

業務合併

收購附屬公司採用收購法入賬。收購成本乃按本集團為換取被收購方控制權而給予之資產、所產生或承擔之負債及發行之股本工具於交換當日之公平值總額，另加應佔業務合併之任何直接成本計量。被收購方符合香港財務報告準則第3號「業務合併」項下確認條件之可識別資產、負債及或然負債按收購當日之公平值確認，惟根據香港財務報告準則第5號「持作出售之非流動資產及已終止業務」分類為持作出售之非流動資產(或出售組合)除外(該等資產按公平值減出售成本確認及計量)。

收購產生之商譽確認為一項資產，並初步按成本計量，指業務合併成本超出本集團所佔已確認可識別資產、負債及或然負債之公平淨值之差額。倘於重新評估後，本集團所佔被收購方可識別資產、負債及或然負債之公平淨值超出業務合併成本，則差額應即時於溢利或虧損內確認。

少數股東所佔之被收購方權益初步按所佔已確認資產、負債及或然負債之公平淨值之比例計量。

就經綜合計算附屬公司，於彼等資產淨值之少數股東權益與本集團之權益分開呈列。資產淨值內少數股東權益包括於原始業務合併日期之權益，及自合併日期起少數股權之變化。少數股東應佔且數額超逾少數股東於附屬公司權益之虧損，乃針對本集團之權益進行分配，惟少數股東有具約束力責任並能夠作出額外投資彌補虧損之情形除外。

3. Significant accounting policies (continued)

Investments in subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Investments in associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet initially at cost as adjusted for the post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, from part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligation or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

3. 主要會計政策(續)

於附屬公司之投資

附屬公司指本集團有權控制其財務及營運政策並一般持有過半數投票權之所有公司(包括特定用途公司)。當評估本集團是否控制另一家公司時,將考慮現時是否存在可行使或可換股的潛在投票權及其影響。

於附屬公司之投資按成本扣除已辨別減值虧損後列入本公司之資產負債表內。

於聯營公司之投資

聯營公司指本集團對其有重大影響力但並無控制權,且一般持有20%至50%投票權之所有公司。

聯營公司之業績,資產及負債乃以會計權益法綜合入財務報表。根據權益法,於聯營公司之投資乃初步按成本於綜合資產負債表中列賬,並就本集團分佔該聯營公司之損益及權益變動之收購後變動作出調整,以及減去任何已識別之減值虧損。當本集團分佔某聯營公司之虧損相等於或超出其於該聯營公司之權益(其包括任何長期權益,而該長期權益實質上構成本集團於該聯營公司之投資淨額之一部份),則本集團不再繼續確認其分佔之進一步虧損。額外分佔之虧損乃被撥備,而負債僅以本集團已產生法定或推定責任或代表該聯營公司作出付款者為限被確認。

收購成本超出於收購當日確認之本集團佔聯營公司可辨別資產、負債及或然負債之公平淨值之差額確認為商譽。商譽納入投資賬面值內並將減值評估為投資之一部份。

3. Significant accounting policies (continued)

Investments in associates (continued)

Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a Group's entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Goodwill

Goodwill arising on acquisitions prior to January 1, 2005

Goodwill arising on an acquisition of net assets and operations of a subsidiary or a jointly controlled entity for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary or the relevant jointly controlled entity at the date of acquisition.

For previously capitalised goodwill arising on acquisitions of net assets and operations of subsidiaries or a jointly controlled entity after January 1, 2001, the Group has discontinued amortisation from January 1, 2005 onwards, and such goodwill (net of cumulative amortisation as at December 31, 2005) is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after January 1, 2005

Goodwill arising on an acquisition of a subsidiary or a jointly controlled entity (which is accounted for using proportionate consolidation) for which the agreement date is on or after January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary or jointly controlled entity at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

3. 主要會計政策(續)

於聯營公司之投資(續)

本集團佔可辨別資產、負債及或然負債之公平淨值超出收購成本之數額，於評估後即時於損益內確認。

倘與本集團之一間聯營公司進行一組交易，則損益以本集團於有關聯營公司中之權益為限撇銷。

商譽

於二零零五年一月一日之前因收購所產生之商譽

因收購一間附屬公司或共同控制實體之淨資產及業務(且協議日期早於二零零五年一月一日)所產生之商譽乃收購成本超逾於協議日期本集團於相關附屬公司或共同控制實體可辨別資產及負債公平值內權益之差額。

就於二零零一年一月一日前因收購附屬公司或共同控制實體之淨資產及業務產生且已資本化之商譽，本集團已自二零零五年一月一日起停止攤銷，而此類商譽(扣除於二零零五年十二月三十一日之累計攤銷)每年(或當指標顯示商譽相關之現金產生單位可能出現減值時)進行減值測試(見下列會計政策)。

於二零零五年一月一日或之後因收購所產生之商譽

因收購一間附屬公司或共同控制實體(使用按比例綜合法入賬)(且協議日期為或遲於二零零五年一月一日)所產生之商譽乃收購成本超逾於協議日期本集團於相關附屬公司或共同控制實體可辨別資產、負債及或然負債公平值內權益之差額。此等商譽乃按成本減任何累計減值虧損入賬。

3. Significant accounting policies (continued)

Goodwill (continued)

Goodwill arising on acquisitions on or after January 1, 2005 (continued)

Capitalised goodwill arising on an acquisition of a subsidiary or a jointly controlled entity is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

3. 主要會計政策(續)

商譽(續)

於二零零五年一月一日之前因收購所產生之商譽(續)

因收購一間附屬公司或共同控制實體所產生且已資本化之商譽於綜合資產負債表內獨立呈列。

就減值測試，因收購產生之商譽被分配至每個預期因收購而產生協同效應之相關現金產生單位或單位組。獲分配商譽之現金產生單位將每年(或有指標顯示商譽相關之現金產生單位可能出現減值時)進行減值測試。於某財政年度因收購產生商譽時，所獲分配商譽之現金產生單位於該財政年度結束前進行減值測試。當現金產生單位可收回值低於其賬面值，將首先分配減值虧損抵減該單位所獲分配任何商譽之賬面值，再依據該單位內每項資產賬面值按比例抵減其他資產。商譽之減值虧損於綜合損益表內直接確認。商譽減值虧損並不於隨後期間內撥回。

之後一間附屬公司或或共同控制實體若被出售，則資本化商譽之應佔金額概於計算出售之盈利或虧損時計入。

3. Significant accounting policies (continued)

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown, net of returns, rebates and discounts and after eliminating sales within the Group. Revenue is recognised as follows:

Sale of goods is recognised when goods are delivered and the significant risks and rewards of ownership of the goods have passed to the buyer.

Maintenance services income is recognised when services are rendered.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Rental income arising from operating leases is recognised on a straight-line basis over the terms of the relevant leases.

Commission income is recognised when the relevant services are rendered.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

3. 主要會計政策(續)

收入確認

收益包括本集團日常業務中出售貨品及服務的已收或應收代價的公平值。收益在扣除退貨、回佣及折扣,及抵銷本集團間之銷售後列帳。收益按以下基準確認:

銷售商品收入乃於交貨及貨品所有權之大部份風險及回報已轉移至買家時確認。

保養維修收入乃於提供服務時確認。

利息收入按時間法計入,並按未償還本金及適用實際利率(即將該金融資產之估計未來現金流入量準確折現至其賬面淨額之利率)計算。

經營租賃之租金收益乃按有關租賃之年期以直線法確認。

佣金收入乃於提供有關服務時確認。

投資所得股息收入乃根據收取股息之股東權利確認後方予入賬。

分部報告

業務分部乃一組提供產品或服務的資產及業務,所涉風險及回報與其他業務分部不同。地區分部指於個別經濟環境提供產品或服務。而所涉風險及回報有別於其他經濟環境經營之分部。

3. Significant accounting policies (continued)

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the terms of the relevant leases.

The Group as lessee

Assets held under finance leases are recognised as assets of the Group at their fair value at the date of acquisition (or, if lower, at the present value of the minimum lease payments). The corresponding liabilities to the lessors are included in the balance sheet as finance lease obligations. Finance costs are charged to the income statement over the terms of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rental payables under operating leases are charged to the income statement on a straight-line basis over the terms of the relevant leases.

Leasehold land

Interest in leasehold land is accounted for as operating leases and amortised over the lease term on a straight-line basis.

3. 主要會計政策(續)

租賃

倘租賃之條款將資產所有權之絕大部份風險及收益撥予承租人，則有關租賃將歸類為融資租賃。所有其他租賃均歸類為經營租賃。

本集團為出租人

融資租賃承租人之欠款乃按本集團於有關租賃之淨投資額而記錄為應收賬款。融資租賃收入乃於會計期間分配，從而反映本集團有關租約之淨投資額所產生之固定回報率。

經營租賃之租金收益乃按有關租賃之年期以直線法在綜合損益表中確認。

本集團為承租人

按融資租賃而持有之資產以購置日期之公平價值確認為本集團資產(或倘屬較低者，則以最低租賃付款之現值)。對出租人相應之債務，於資產負債表中列賬為應付融資租賃債務。財務費用撥入有關租賃期間之損益表內處理，就每段會計期間之債務餘額之固定支出率計算。

經營租賃之應付租金乃按有關租賃之年期以直線法於損益表扣除。

租賃土地

租賃土地之權益當作經營租賃入賬，並以直線法於租賃期內攤銷。

3. Significant accounting policies (continued)

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the year, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the exchange reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

3. 主要會計政策(續)

外幣

編製每個集團企業之財務報表時，採用非該企業功能貨幣(外幣)進行之交易，一律以交易日現行匯率折算為其功能貨幣(即該企業經營之主要經濟環境通用之貨幣)入賬。於每個結算日，以外幣計值之貨幣資產以結算日現行匯率重新折算。以外幣計值且以公平值入賬之非貨幣項目，以公平值釐定日之現行匯率重新折算。以外幣歷史成本計量之非貨幣項目概不重新折算。

因貨幣項目結算及貨幣項目折算產生之匯兑差額於產生期內之損益賬內確認，惟構成本集團對一項外國業務淨投資之貨幣項目所產生之匯兑差額除外，此類匯兑差額於綜合財務報表之權益部份確認。以公平值入賬之非貨幣項目，其重新折算產生之匯兑差額於當期損益賬內確認，惟重新折算非貨幣項目產生之損益直接於權益確認，其重新折算產生之匯兑差額亦直接於權益內確認。

就呈列綜合財務報表而言，本集團海外經營業務之資產及負債乃按於結算日之現行匯率換算為本集團之列賬貨幣(如港元)，而其他收入及支出乃按該年度之平均匯率進行換算。除非匯率於該年度內出動大幅波動則作別論，於此情況下，則採用於換算當日之現行匯率。所產生之匯兑差額(如有)乃確認作股本之獨立部份(匯兑儲備)。該等匯兑差額乃於海外業務被出售之期間內於損益賬內確認。

3. Significant accounting policies (continued)

Foreign currencies (continued)

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after January 1, 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the exchange reserve.

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the income statement in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement schemes are charged as an expense as they fall due.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

3. 主要會計政策(續)

外幣(續)

於二零零五年一月一日或以後，於收購海外業務時產生之有關所收購可識別資產之商譽及公平值調整乃處理為該海外經營業務之資產及負債，並按於結算日之現行匯率進行換算。產生之匯兑差額乃於匯兑儲備內確認。

貸款成本

所有貸款成本均予確認並列入產生期間損益表內之財務費用。

退休福利費用

界定供款退休金計劃之付款乃於到期支付時確認為開支。

稅項

所得税開支乃為現行應繳税項與遞延税項之總額。

現行應繳税項根據本年度之應課税盈利計算。應課税盈利與綜合損益表內呈報之純利兩者差異乃因為其並無計入其他年度之應課税或可扣減收支項目，亦無計入毋須課税及不獲扣減之損益表項目所致。

遞延税項乃為綜合財務報表內資產及負債賬面值與計算應課税盈利所用相應税基間之差異而產生之應繳付或可退回税項。遞延税項負債一般按所有應課税之暫時性差異予以確認，而遞延税項資產則按可能會出現可用以抵銷可扣減之暫時性差異之應課税盈利而予以確認。倘若暫時性差異乃基於商譽或於一項不影響税務盈利或會計盈利之交易中初步確認(業務合併之情況下除外)之其他資產及負債而引致，則有關資產及負債不予確認。

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

3. Significant accounting policies (continued)

Taxation (continued)

Deferred tax liabilities are recognised for taxable temporary differences arising on investment in subsidiaries and associates, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items that are charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Property, plant and equipment

Property, plant and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual values, using the straight-line method, at the following rates per annum:

Land held under medium-term lease	Over the unexpired term of lease
Buildings on land held under medium-term lease	2½ – 5%
Leasehold improvements	20% or over the lease term
Furniture, fixtures and equipment	10 – 20%
Machinery and tools	20 – 33⅓%
Motor vehicles	20 – 25%
Motor yacht	5%

3. 主要會計政策(續)

稅項(續)

遞延稅項負債按於附屬公司及聯營公司之投資所引致之應課稅暫時性差異而予以確認,惟本集團可控制暫時性差異之撥回時間及不大可能於可見將來撥回之暫時性差異則除外。

遞延稅項資產之賬面值於每個結算日作檢討,並作出調減直至不再可能會有足夠應課稅盈利恢復全部或部份資產價值。

遞延稅項按預計於償還負債或變現資產之期間內按適用之稅率計算。遞延稅項於損益中扣除或計入,惟倘遞延稅項與直接在權益中扣除或計入權益之項目有關,在此情況下遞延稅項亦會於權益中處理。

物業、廠房及設備

物業、廠房及設備均以成本值減除累計折舊及累積減值虧損後入賬。

物業、廠房及設備之折舊,乃將其成本減除估計之殘值,按其估計之可使用年期以直線法撇銷,所使用之年率如下:

以中期契約持有之土地	契約尚餘年期
建於中期契約土地上之樓宇	2½—5%
物業裝修	20%或於契約期內
傢俬、裝置及設備	10—20%
機器及工具	20—33⅓%
汽車	20—25%
機動遊艇	5%

3. Significant accounting policies (continued)

Property, plant and equipment (continued)

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant leases.

The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment. As the directors consider the allocation between the land and buildings elements cannot be made reliably, no restatement has been made in the financial statements.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured at fair values using the fair value model. Gains or losses arising from changes in the fair value of investment properties are included in profit or loss for the period in which they arise.

3. 主要會計政策(續)

物業、廠房及設備(續)

按融資租賃持有之資產,均按其與自置資產相同基準之估計可使用年期或租賃年期折舊,以較短者為準。

就租賃分類而言一項土地及樓宇租賃中之土地及樓宇部份乃分開考慮,惟不能在土地及樓宇部份之間可靠地分配租金者除外,而在此情況下,整項租賃一般被視為融資租約。倘租金能在土地及樓宇部份之間作出可靠分配,則土地之租賃權益將重新分類為經營租賃項下之預付租約付款並按成本列賬及按租約年期以直線法攤銷。同樣,倘未能在土地及樓宇部份之間作出可靠分配,則土地之租賃權益將繼續入賬為物業、機器及設備。由於董事認為在土地及樓宇部份之間未能作出可靠分配,故並無於本財務報表中重列。

物業、機器及設備項目於出售後或當預期持續使用該資產將不會產生未來經濟利益時不再確認。於不再確認該資產時所產生之任何收益或虧損(以出售所得款項淨額與該項目之賬面值之差額計算),將計入該項目終止確認年度之綜合損益表內。

投資物業

投資物業乃因具投資潛力且可按公平基準磋商租金收入而持有之已落成物業。

於初步確認時,投資物業以成本計量(包括任何直接應佔支出)。初步確認後,投資物業採用公平值模型按公平值計量。投資物業公平值變動產生之損益計入發生期間之損益賬。

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

3. Significant accounting policies (continued)

Investment properties (continued)

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year in which the item is derecognised.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method. Net realisable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

3. 主要會計政策(續)

投資物業(續)

一項投資物業被出售或該投資物業永久停止使用，或預期出售該項投資物業不會產生任何未來經濟收益，則該項投資物業被終止確認。終止確認某項資產產生之任何損益(按出售所得款項淨額與該資產賬面值之差計算)均列入有關項目被終止確認年度之損益表。

存貨

存貨乃按成本或可變現淨值之較低者入賬。成本以先入先出法計算。可變現淨值乃於日常業務之估計售價減適用之可變銷售開支。

現金及現金等值項目

現金及現金等值項目按成本在資產負債表內列賬。在現金流量表中，現金及現金等值項目包括手頭現金、銀行通知存款及於購入後三個月內到期之現金投資及銀行透支。銀行透支呈列於資產負債表流動負債之貸款內。

撥備及或然負債

當本集團具有一項因過往事件導致之當前責任，且很有可能本集團被要求履行該項責任時，即確認撥備。撥備乃依據董事於結算日對履行該項責任所需開支之最佳估計，若影響重大則將金額貼現為現值。

3. Significant accounting policies (continued)

Provisions and contingent liabilities (continued)

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the four categories, including financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. All regular way purchases or sale of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

3. 主要會計政策(續)

撥備及或然負債(續)

或然負債指因過往事件而產生的可能責任，而有關責任會否存在，須視乎日後一項或多項事件會否出現，而出現與否非完全由本集團控制；也可以是因過往事件而已經產生的責任，但因為將來需要撥出經濟資源履行責任的機會不大，或不能對所涉及金額作可靠計量而未有入賬處理。

或然負債不予入賬，但會在財務報表附註披露。若情況有變以致將來可能需要撥出資源以履行責任，即以撥備入賬。

金融工具

當一家集團企業成為金融工具合約其中一方時，於資產負債表內確認為金融資產或金融負債。金融資產及負債初步以公平值計量。直接歸於金融資產或負債之交易成本(以公平值計入損益的金融資產及金融負債除外)，於初步確認時計入金融資產或負債之公平值或從中扣減。收購金融資產或金融負債直接應佔，且以公平值計入損益的交易成本即時於損益內確認。

金融資產

本集團之金融資產劃分為四類，包括以公平值計入損益的金融資產，貸款及應收款項，持至到期日投資及可供出售之金融資產。金融資產之所有正常購買及出售均按交易日期基準確認。正常購買及銷售乃指須按規定或市場慣例規定之時間內交收資產之金融資產買賣。每類金融資產採用之會計政策說明如下。

3. Significant accounting policies (continued)

Financial instruments (continued)

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Income is recognised on an effective interest basis for debt instruments other than those financial assets designated as at financial assets at fair value through profit or loss, of which interest income is included in net gains or losses.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two subcategories, including financial assets held for trading and those designated as at fair value through profit or loss on initial recognition.

A financial asset is classified as held for trading if:

(a) it has been acquired principally for the purpose of selling in the near future; or

(b) it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

(c) it is a derivative that is not designated and effective as a hedging instrument.

3. 主要會計政策(續)

金融工具(續)

實際利息法

實際利息法為計算金融資產之攤銷成本以及分配於有關期間的利息收入之方法。實際利率是可準確透過金融資產之預計可用年期或(倘適用)在較短期間內對估計未來現金收入(包括所支付或收取能構成整體實際利率之所有費用、交易成本及其他溢價或折價)進行折算的利率。

就債務文據而言,利息收入按實際利率基準確認,惟指定按公平值計入損益之金融資產,則是將利息收入計入淨收益或虧損中。

以公平值計入損益的金融資產

以公平值計入損益的金融資產包括兩個分類,即持作交易之金融資產及於初步確認時指定為以公平值計入損益之金融資產。

下列情況下金融資產乃歸類為持作買賣:

(a) 所收購之金融資產主要用於在不久將來銷售;或

(b) 屬於本集團整體管理之可識別金融工具組合之一部份,且近期事實上有出售以賺取短期利潤的模式;或

(c) 屬於衍生工具(除指定及具有有效對沖作用之工具之外)。

3. Significant accounting policies (continued)

Financial instruments (continued)

Financial assets at fair value through profit or loss (continued)

A financial asset other than a financial asset held for trading may be designated as at fair value through profit or loss upon initial recognition if:

(a) such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

(b) the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

(c) it forms part of a contract containing one or more embedded derivatives, and HKAS 39 permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise. The net gain or loss recognised in profit or loss includes any dividend or interest earned on the financial assets.

3. 主要會計政策(續)

金融工具(續)

以公平值計入損益的金融資產(續)

持作交易之金融資產以外之金融資產倘符合下列條件，則於初步確認時可被指定為以公平值計入損益之金融資產：

(a) 該指定消除或主要減低以其他方式計量或確認而出現之不一致計量或確認；或

(b) 金融資產構成按本集團列明之風險管理或投資策略管理的一組金融資產或金融負債或者兩者同時具有，並以公平值為基準評估其表現，及按該基準提供有關組別的內部資訊；或

(c) 構成含有一項或多項內置衍生工具之合約的一部份，及香港會計準則第39號准許全部合併合約(資產或負債)指定為按公平值計入損益。

於初步確認後之每個結算日，以公平值計入損益之金融資產以公平值計量，而公平值變化直接於所產生期間之損益內確認。在損益內確認之盈利或虧損淨額包括從金融資產賺取之任何股息或利息。

3. Significant accounting policies (continued)

Financial instruments (continued)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables, cash and cash equivalents and amounts due from associates) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss when there is objective evidence that the assets are impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the assets and the present value of the estimated future cash flows discounted at the current market rate of return for similar financial assets. Impairment losses on available-for-sale equity investments will not reverse in subsequent periods, except for available-for-sale debt investments, which impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

3. 主要會計政策(續)

金融工具(續)

貸款及應收款項

貸款及應收款項乃固定或可釐定付款,並未於活躍市場掛牌之非衍生金融資產。於初步確認後之每個結算日,貸款及應收款項(包括貿易及其他應收款項、現金及現金等值項目以及應收聯營公司款項)按實際利率法計算之攤銷成本減任何已辨別之減值虧損入賬。若有客觀證據顯示有關資產已減值,則於損益內確認減值虧損,其金額乃以該項資產之賬面值於以初始實際利率折現估計未來現金流量之現值之差額計量。若在較後期間,可收回金額增加而該增加是可客觀地與確認減值後發生事件有關連,減值虧損予以撥回,惟於減值撥回之日的資產賬面金額不得超過假如並無確認減值的已攤銷成本。

可供出售金融資產

可供出售金融資產乃被指定為或者無法歸入其他(如上所述)類別的非衍生金融工具。於初步確認後之每個結算日,可供出售金融資產以公平值計量。公平值變化於權益內確認,直至該金融資產被出售或被釐定應予減值,屆時之前已在權益內確認的累積損益將被剔除於權益,並於損益內確認。當有客觀證據顯示資產已減值,則於損益內確認可供出售金融資產之任何減值虧損。減值虧損按資產的賬面值與估計未來現金流按類似金融資產的現時市場回報率折現為現值,以二者之差額計算。可供出售股票投資的減值虧損不會於隨後期間撥回。惟就可供出售債務投資而言,如其後該投資之公平值增加,而該增加是可客觀地與確認減值虧損後發生的事件有關連,則其減值虧損隨後撥回。

3. Significant accounting policies (continued)

Financial instruments (continued)

Available-for-sale financial assets (continued)

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Impairment of financial assets

Financial assets, other than those at financial assets at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for-sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

(a) significant financial difficulty of the issuer or counterparty; or

(b) default or delinquency in interest or principal payments; or

(c) it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

3. 主要會計政策(續)

金融工具(續)

可供出售金融資產(續)

於活躍市場並無可報市價而其公平值未能可靠地計量，且有相連之衍生工具及必須以交付無報價股票工具作結算的可供出售股票投資，於初步確認後之每個結算日按成本減任何已辨認減值虧損計量。若有客觀證據顯示資產已減值，即確認減值虧損。減值虧損按資產的賬面值與估計未來現金流按類似金融資產的現時市場回報率折現為現值，以二者之差額計算。此等減值虧損概不於往後期間內撥回。

金融資產減值

於各結算日評估金融資產有否減值跡象，惟按公平值計入損益之金融資產除外。倘有客觀證據顯示金融資產首次確認後發生的一項或多項事件導致相關投資之估計未來現金流量被削弱，則金融資產視為已減值。

就可供出售股本投資而言，倘該投資的公平值長期或持續下跌至低於其成本，則被視為減值之客觀證據。

就所有其他金融資產而言，減值之客觀證據包括：

(a) 發行人或交易對手出現重大財政困難；或

(b) 拖欠或不支付利息或本金付款；或

(c) 借貸方很可能破產或進行財務重組。

3. Significant accounting policies (continued)

Financial instruments (continued)

Impairment of financial assets (continued)

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 7 to 90 days, observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

3. 主要會計政策(續)

金融工具(續)

金融資產減值(續)

就若干類別之金融資產(例如貿易往來應收款項)而言,被評為不會單獨作出減值之資產會於其後彙集一併評估減值。應收賬款組合出現減值之客觀證據包括本集團過往收款記錄、組合內延遲付款之拖欠期超過7至90日平均信貸期之宗數上升,以及國家或地區經濟狀況出現明顯變動導致應收賬款未能償還。

就按已攤銷成本列賬之金融資產而言,當有客觀證據證明資產已減值,減值虧損於損益中確認,並按資產賬面值與按原實際利率貼現之估計日後現金流量現值之差額計算。

就按成本列賬之金融資產而言,減值虧損金額乃資產賬面值與估計未來現金流折現計算的現值兩者之間的差額,而折現率為同類金融資產之現時市場回報率。該減值虧損在期後不可撥回。

所有金融資產之減值虧損會直接於金融資產之賬面值中作出扣減,惟貿易往來應收賬款除外,貿易往來應收賬款之賬面值會透過撥備賬作出扣減。撥備賬內之賬面值變動會於損益中確認。當貿易往來應收賬款被視為不可收回時,將於撥備賬內撇銷。先前已撇銷的款項如其後收回,將撥回損益內。

3. Significant accounting policies (continued)

3. 主要會計政策(續)

Financial instruments (continued)

金融工具(續)

Impairment of financial assets (continued)

金融資產減值(續)

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

就按攤銷成本計量之金融資產而言，倘減值虧損額於隨後期間有所減少，而有關減少在客觀上與確認減值後發生之事件有關，則先前已確認之減值虧損將透過損益予以撥回，惟該資產於減值被撥回當日之賬面值不得超過未確認減值時之已攤銷成本。

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognised directly in equity. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

可供出售股本投資之減值虧損不會於其後期間在損益內撥回。減值虧損後公平值的任何增加將直接確認為權益。就可供出售債務投資而言，倘該投資公平值之增加可客觀地與確認減值虧損後之某一事件發生聯繫，減值虧損將隨後撥回。

Financial liabilities and equity instruments

金融負債及權益工具

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

由一間集團公司發行之金融負債及權益工具，乃依據所簽署合約安排之實質，及對金融負債及權益工具之界定進行歸類。

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group's financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

一項權益工具乃證明於本集團資產之剩餘權益(扣減其所有負債後)之任何合約。本集團之金融負債一般分為以公平值計入損益之金融負債及其他金融負債。就金融負債及權益工具所採納之會計政策列載如下。

3. Significant accounting policies (continued)

Financial instruments (continued)

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis other than those financial liabilities designated as at financial liabilities at fair value through profit or loss, of which the interest expense is included in net gains or losses.

Other financial liabilities

Other financial liabilities including trade and other payables, amounts due to related companies, bank borrowings and obligations under finance leases are subsequently measured at amortised cost, using the effective interest rate method.

Convertible loan note

Convertible loan note issued by the Company that contain both financial liability and equity components are classified separately into respective liability and equity components on initial recognition.

On initial recognition, the fair value of the liability component is determined using the prevailing market interest rate of similar non-convertible debts. The difference between the gross proceeds of the issue of the convertible loan notes and the fair value assigned to the liability component, representing the embedded call option for the holder to convert the loan note into equity, is included in equity (convertible loan note equity reserve).

3. 主要會計政策(續)

金融工具(續)

實際利息法

實際利息法為計算金融負債之攤銷成本以及分配於有關期間的利息開支之方法。實際利率是可準確透過金融負債之預計年期或(倘適用)在較短期間內對估計未來現金付款進行折算的利率。

利息開支按實際利率基準確認,惟指定按公平值計入損益之金融負債,則是將利息開支計入淨收益或虧損中。

其他金融負債

其他金融負債包括貿易往來及其他應付款項,應付關聯公司款項,銀行貸款及融資租賃承擔,乃採用實際利率法計算攤銷成本入賬。

可換股貸款票據

本集團發行之可換股貸款票據包含金融負債及權益部份,並於初步確認時分開歸類於各自負債及權益部份。

於初步確認時,負債部份之公平值乃按類似非可換股債券之現行市場息率釐定。發行可換股貸款票據所得款項淨額與歸入負債部份之公平值之差額(代表持有人將貸款票據轉換為權益之內置認購期權)計入權益(可換股貸款票據權益儲備)。

3. Significant accounting policies (continued)

Financial instruments (continued)

Convertible loan note (continued)

In subsequent periods, the liability component of the convertible loans note is carried at amortised cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in convertible loan note equity reserve until the embedded option is exercised, which the convertible loan note equity reserve and the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. Where the option remains unexercised at the expiry date, the balance stated in convertible loan note equity reserve will be released to the accumulated losses. No gain or loss is recognised in profit or loss upon conversion or expiration of the option.

Transaction costs that relate to the issue of the convertible loan note are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortised over the period of the convertible loan note using the effective interest method.

Derivative financial instruments and hedging

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as either hedges of the fair value of fixed-rate bank borrowings (fair value hedges) and hedges of highly probable forecast transactions for foreign currency exposure (cash flow hedges), or hedges of net investments in foreign operations.

3. 主要會計政策(續)

金融工具(續)

可換股貸款票據(續)

其後期間可換股貸款票據之負債部份採用實際利率法以攤銷成本入賬。權益部份(代表將負債部份轉換為本公司普通股之期權)將保留於可換股貸款票據儲備內直至內置期權被行使,及可換股貸款票據權益儲備及兑換時負債部份之賬面值將作為已發行股份之代價轉撥至股本及股份溢價。若該期權於到期日仍未行使,則於可換股貸款票據權益儲備呈列之餘額將被用於撥入累計虧損。期權於換股或失效時之損益概不會於損益內確認。

發行可換股貸款票據有關交易成本乃按所得款項分配比例,分配至負債及權益部份。與權益部份相關之交易成本直接從權益扣除。與負債部份相關之交易成本計入負債部份之賬面值並以實際利率法於可換股貸款票據年期內攤銷。

衍生金融工具及對沖

衍生工具最初於訂立衍生工具合約當日按公平值確認,其後於每個結算日按公平值重新計量。此項確認法導致之收益或虧損隨即確認為損益,除非衍生工具指定為對沖工具並按其生效。倘其指定為對沖工具,確認損益之時間則取決於對沖關係的性質。本集團指定若干衍生工具為對沖定息銀行借貸的公平值(公平值對沖)及對沖很可能發生的外幣風險預期交易(現金流量對沖);或對沖外地營運的淨投資。

3. Significant accounting policies (continued)

Financial instruments (continued)

Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. A financial guarantee contract issued by the Group and not designated as at fair value through profit or loss is recognised initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contact at the higher of: (i) the amount determined in accordance with HKAS 37 *Provisions, Contingent Liabilities and Contingent Assets*; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 *Revenue*.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised from the Group's consolidated balance sheet when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid or payable is recognised in profit or loss.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value.

3. 主要會計政策(續)

金融工具(續)

財務擔保合約

財務擔保合約為當某一指定債務人不能根據債務工具的原有或經修訂條款支付到期債務,而要求發行人作出指定之付款,以償付持有人因此而發生之損失之合約。由本集團發行及並未指定為按公平值計入損益之財務擔保合約按公平值減發行財務擔保合約直接應佔之交易成本初步確認。於初步確認後,本集團按以下兩項之較高者計量財務擔保合約:(i)按香港會計準則第37號「撥備、或然負債及或然資產」之規定釐定之金額;及(ii)初步確認金額減(如適用)按香港會計準則第18號「收益」確認之累計攤銷。

終止確認

當自一項金融資產收取現金流量之權利屆滿,或該項金融資產已轉讓且本集團已大體上轉移該金融資產所有權之全部風險及報酬,該金融資產即被終止確認。於終止確認某項金融資產時,有關資產賬面值及已收代價之和,與已直接於權益確認之累積收益或虧損之差額乃於損益內確認。

當有關合約規定之責任被解除、取消或屆滿之時,金融負債則自本集團之綜合資產負債表內移除。被終止確認之金融負債賬面值與已付或應付代價之差額乃於損益內確認。

持有供出售物業

持有供出售物業以成本及可兌現淨值之較低者呈列。

3. Significant accounting policies (continued)

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss or the impairment loss recognised in prior years is no longer exist or have decreased. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverse, the carrying amount of the asset other than goodwill is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Share-based payment transactions

Equity-settled share-based payment transactions

Share options granted to employees

For grants of share options which are conditional upon satisfying specified vesting conditions, the fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (share options reserve). The impact of the revision of the original estimates during the vesting period, if any, is recognised in profit or loss with a corresponding adjustment to share options reserve.

For share options which are vested at the date of grant, the fair value of the share options granted is expensed immediately to profit or loss.

3. 主要會計政策(續)

減值

於每個結算日,本集團會對有形資產及無形資產之賬面金額進行核查,以確定是否有跡象顯示這些資產已蒙受減值虧損或過往年度確認之減值虧損不再存在或已予減少。倘資產之估計可收回金額低於其賬面值,則將該資產之賬面金額減低至其可收回金額。減值虧損會即時確認為一項費用。

倘減值虧損於其後撥回,除商譽以外之資產之賬面金額增加至其可收回金額之重新估計值,惟增加後之賬面金額不能超過該資產過往年度已確認為無減值虧損之賬面金額。減值虧損之撥回即時確認為收入。

以股份付款之交易

以權益結算並以股份付款之交易

授予僱員之優先認股權

就授出須符合指定歸屬條件之優先認股權而言,參考於授出日期授出優先認股權之公平值而釐定所得服務之公平值,於歸屬期內以直線法確認為開支,並於權益(優先認股權儲備)中作出相應增加。對原先估計所作修訂於歸屬期內的影響(如有),在損益內確認,並對優先認股權儲備作相應調整。

就於授出日期歸屬之優先認股權而言,所授出優先認股權之公平值即時在損益內支銷。

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

3. Significant accounting policies (continued)

Share-based payment transactions (continued)

Equity-settled share-based payment transactions (continued)

Share options granted to employees (continued)

At the time when the share options are exercised, the amount previously recognised in share options reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognised in share options reserve will be transferred to retained profits.

Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivatives designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (i) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); and (ii) hedges of highly probable forecast transactions (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at the inception of the hedge and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

3. 主要會計政策(續)

以股份付款之交易(續)

以權益結算並以股份付款之交易(續)

授予僱員之優先認股權(續)

於行使優先認股權時，先前在優先認股權儲備中確認之金額將轉撥至股份溢價。倘優先認股權於歸屬期後被沒收，或於屆滿日期仍未行使，則先前在優先認股權儲備中確認之金額將轉撥至保留溢利。

衍生金融工具及對沖活動之會計處理

衍生工具初始時按公平值於訂立衍生工具合約之日期確認，其後按其公平值重新計算。確認所得損益之方法視乎衍生工具是否被指定為對沖工具而定，倘被指定為對沖工具，則取決於所對沖之項目性質。本集團指定若干衍生工具為：(i)對沖已確認資產或負債之公平值或一項肯定承擔(公平值對沖)；及(ii)對沖極有可能進行之預期交易(現金流量對沖)。

本集團於交易開始時記錄對沖工具與對沖項目之間的關係，以及其風險管理目標及進行多項對沖交易之策略。本集團亦於對沖開始時及持續地記錄對其用於對沖交易之衍生工具是否可相當有效地抵銷對沖項目之公平值或現金流量之變動所作的評估。

3. Significant accounting policies (continued)

Accounting for derivative financial instruments and hedging activities (continued)

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the consolidated income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Changes in the fair value of derivatives that are designated as fair value hedge that hedge foreign currency commitments to complete the construction of a cruise ship are deferred and included in the cost of the ship when the commitment is paid. To the extent that the derivative is not effective as a hedge, gains and losses are recognised in the consolidated income statement as gains or losses on foreign exchange.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the consolidated income statement. Amounts accumulated in equity are recognised in the consolidated income statement as the underlying hedged items are recognised. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the consolidated income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement.

(iii) Derivatives that do not qualify for hedge accounting and those not designated as hedges

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting and those not designated as hedges are recognised immediately in the consolidated income statement.

3. 主要會計政策（續）

衍生金融工具及對沖活動之會計處理（續）

(i) 公平值對沖

凡被指定及符合條件作為公平值對沖的衍生工具之公平值變動，連同因對沖風險導致的對沖資產或負債的公平值之任何變動於綜合損益表內確認。凡被指定為對沖外幣承擔以完成建造郵輪的公平值對沖之衍生工具之公平值變動予以遞延，並於支付承擔時計入船隻成本。倘衍生工具並無有效對沖，則收益及虧損於綜合損益表內確認為匯兌損益。

(ii) 現金流量對沖

凡被指定及符合條件作為現金流量對沖的衍生工具公平值變動之有效部份於權益本內確認。有關無效部份的損益即時於綜合損益表內確認。於權益所累計之金額於相關對沖項目獲確認時，於綜合損益表內確認。當對沖工具屆滿或出售，或當對沖不再符合對沖會計方法之條件時，當時於權益內存在之任何累計損益仍保留於權益內，並於預期交易最終於綜合損益表內確認時予以確認。當預期交易預期不再進行時，權益所呈列之累計損益會即時轉撥至綜合損益表內。

(iii) 不符合資格進行對沖會計及並非被指定為對沖的衍生工具

凡不符合條件進行對沖會計及並非被指定為對沖之任何衍生工具公平值變動會即時於綜合損益表內確認。

4. Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group's accounting policies, which are described in note 3, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Provision for impairment loss on trade and other receivables

The provision for impairment loss on trade and other receivables of the Group is based on the evaluation of collectability and aging analysis of accounts and on management's judgment. A considerable amount of judgment is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each account. If the financial conditions of the debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Provision for obsolete inventories

The management of the Group reviews an aging analysis at each balance sheet date, and makes provision for obsolete and slow-moving inventory items. The management estimates the net realisable value for such finished goods based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review on a product-by-product basis at each balance sheet date and makes provision for obsolete items.

4. 關鍵會計判斷及重要估計不確定因素

在應用附註第3項所述之本集團會計政策時，管理層必須就未能從其他資料來源確定之資產及負債賬面值作出判斷、估計及假設。估計及相關假設乃按過往經驗及其他被視為有關之因素而作出。實際業績可能有別於此等估計數字。

估計及相關假設按持續基準予以檢討。倘修訂僅影響該修訂期間，會計估計之修訂於修訂估計期間確認，或倘修訂影響現時及日後期間，則於修訂之期間及日後期間確認。

貿易往來及其他應收賬款減值撥備

本集團之貿易往來及其他應收賬款減值撥備，乃依據對可收回性評估、賬齡分析及管理層之判斷而定。評估該等應收款項之最終變現能力時需作出大量判斷，包括每個賬戶之現有信貸能力及過往收賬紀錄。若債務人之財務狀況惡化，導致其償付能力降低，則可能需要額外撥備。

陳舊存貨撥備

本集團管理層於每個結算日審查賬齡分析，對陳舊及滯銷存貨提撥準備。管理層主要依據最後發票價格及現行市況估計此等製成品之可變現淨值。本集團於每個結算日逐項產品進行存貨審核，對陳舊存貨提撥準備。

4. Critical accounting judgements and key sources of estimation uncertainty (continued)

Estimated impairment for goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2007, the carrying amount of goodwill was approximately HK$2,787,000 (2006: HK$2,597,000). Details of the recoverable amount calculation are disclosed in note 17.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will accordingly be adjusted in the relevant tax account in the year in which such determination is made.

4. 關鍵會計判斷及重要估計不確定因素(續)

估計商譽減值

釐定商譽是否減值需要對商譽分配之現金產生單位之使用價值進行估計。該使用價值計算需要本集團估計有關現金產生單位預期產生之未來現金流量及適當折現率,以計算現值。於二零零七年十二月三十一日,商譽賬面值為港幣2,787,000元(二零零六年:港幣2,597,000元)。可收回金額計算詳情披露於附註第17項。

所得税

本集團須於眾多司法權區繳納所得税。釐定全球範圍之所得税撥備須作出重要判斷。倘最終税務結果不同於初步紀錄金額,有關差異將於作出釐定年度內之税項賬目作出調整。

5. Turnover

5. 營業額

		2007 **二零零七年** **HK$'000** **港幣千元**	2006 二零零六年 HK$'000 港幣千元
Sales of goods to customers, less returns and discounts	銷售商品予客戶,扣除退回及折扣	**1,071,904**	717,903
Maintenance service income	保養維修服務之收入	**65,866**	58,991
Rental income	租金收入	**15,431**	9,686
		1,153,201	786,580

6. Business and geographical segments

6. 業務及地區分類

Business segments

業務分類

Principal activities of the Group are as follows:

本集團主要業務如下：

Cars and car accessories	Trading of cars and related accessories and provision of car repairing services
Electrical appliances	Distribution of air-conditioning products, audio-visual equipment, including car audio, home appliances and installation of air-conditioning products
Property investment	Rental of investment properties and properties held for sale

汽車及汽車配件	買賣汽車及相關配件及提供汽車維修服務
電器	分銷空調產品、影音設備（包括汽車音響產品）及家用電器，安裝空調產品
物業投資	投資物業及持作出售物業之租賃

6. Business and geographical segments (continued)

6. 業務及地區分類（續）

Business segments (continued)

業務分類（續）

Segment information about these businesses is presented below.

有關該等業務之分類資料呈列如下。

2007

二零零七年

		Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元	Electrical appliances 電器 HK$'000 港幣千元	Property investment 物業投資 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Eliminations 抵銷 HK$'000 港幣千元	Consolidated 綜合賬目 HK$'000 港幣千元
Turnover	**營業額**						
External sales	外部銷售收益	883,787	208,526	15,431	45,457	-	1,153,201
Inter-segment sales	業務之間銷售收益	-	110	-	-	(110)	-
Total turnover	營業總額	883,787	208,636	15,431	45,457	(110)	1,153,201
Inter-segment sales are charged at prevailing market rates.	業務之間銷售收益以當時市場價格入賬。						
Results	**業績**						
Segment results	分類業績	23,148	1,834	11,884	(6,270)	-	30,596
Unallocated corporate expenses	未分類公司支出						(26,461)
Profit from operations	經營盈利						4,135
Finance costs	財務費用						(14,355)
Impairment on available-for-sale financial assets	可供出售金融資產之減值						(6,000)
Provision for guarantee	擔保撥備						(7,500)
Gain on disposal of subsidiaries	出售附屬公司之收益						76,021
Loss on disposal of an associate	出售一間聯營公司之虧損						(1,968)
Share of result of an associate	應佔一間聯營公司業績	(1,169)	-	-	-	-	(1,169)
Profit before tax	除稅前盈利						49,164
Income tax expenses	所得稅開支						(6,256)
Profit for the year	本年度盈利						42,908

6. Business and geographical segments (continued)

6. 業務及地區分類(續)

Business segments (continued)

業務分類(續)

2007

二零零七年

		Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元	Electrical appliances 電器 HK$'000 港幣千元	Property investment 物業投資 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Eliminations 抵銷 HK$'000 港幣千元	Consolidated 綜合賬目 HK$'000 港幣千元
Consolidated balance sheet	**綜合資產負債表**						
Assets	**資產**						
Segment assets	分類資產	280,548	84,476	33,366	31,861	-	430,251
Interests in associates	於聯營公司之權益	-	-	-	-	-	-
Unallocated corporate assets	未分類公司資產						370,472
Consolidated total assets	綜合總資產						800,723
Liabilities	**負債**						
Segment liabilities	分類負債	215,670	42,390	668	10,698	-	269,426
Unallocated corporate liabilities	未分類公司負債						128,443
Consolidated total liabilities	綜合總負債						397,869

		Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元	Electrical appliances 電器 HK$'000 港幣千元	Property investment 物業投資 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Unallocated 未分類 HK$'000 港幣千元	Consolidated 綜合賬目 HK$'000 港幣千元
Other information	**其他資料**						
Capital expenditures	資本支出	8,639	1,149	73	3,426	19,501	32,788
Depreciation	折舊	6,713	573	15	254	3,199	10,754
Amortisation of prepaid lease payments	預付租賃款項攤銷	-	1	-	4	-	5
Fair value gains on investment properties	投資物業公平值收益	-	-	2,022	-	-	2,022
Gain/(loss) on disposal of property, plant and equipment	出售物業、廠房及設備之收益/(虧損)	15	(8)	-	-	437	444
Impairment on available-for-sale financial assets	可供出售金融資產之減值	-	-	-	-	6,000	6,000
Impairment on goodwill	商譽減值	-	118	-	-	-	118
Provision for guarantee	擔保撥備	-	-	-	-	7,500	7,500

6. Business and geographical segments (continued)

6. 業務及地區分類(續)

Business segments (continued)

業務分類(續)

2006

二零零六年

		Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元	Electrical appliances 電器 HK$'000 港幣千元	Property investment 物業投資 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Eliminations 抵銷 HK$'000 港幣千元	Consolidated 綜合賬目 HK$'000 港幣千元
Turnover	**營業額**						
External sales	外部銷售收益	550,632	225,379	9,686	883	-	786,580
Inter-segment sales	業務之間銷售收益	-	948	-	-	(948)	-
Total turnover	營業總額	550,632	226,327	9,686	883	(948)	786,580
Inter-segment sales are charged at prevailing market rates.	業務之間銷售收益以當時市場價格入賬。						
Results	**業績**						
Segment results	分類業績	13,872	4,653	25,735	(3,600)	-	40,660
Negative goodwill	負商譽						8,008
Unallocated corporate expenses	未分類公司支出						(20,938)
Profit from operations	經營盈利						27,730
Finance costs	財務費用						(11,381)
Loss on disposal of a subsidiary	出售一間附屬公司之虧損						(15,935)
Gain on disposal of a subsidiary	出售一間附屬公司之收益						28,624
Loss on disposal of an associate	出售一間聯營公司之虧損						(9,723)
Share of results of associates	應佔聯營公司業績	2,785	(10,562)	-	-	-	(7,777)
Profit before tax	除稅前盈利						11,538
Income tax expenses	所得稅開支						(1,141)
Profit for the year	本年度盈利						10,397

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

6. Business and geographical segments (continued)

6. 業務及地區分類(續)

Business segments (continued)

業務分類(續)

2006

二零零六年

		Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元	Electrical appliances 電器 HK$'000 港幣千元	Property investment 物業投資 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Eliminations 抵銷 HK$'000 港幣千元	Consolidated 綜合賬目 HK$'000 港幣千元
Consolidated balance sheet	**綜合資產負債表**						
Assets	**資產**						
Segment assets	分類資產	214,393	89,004	259,646	50,919	–	613,962
Interests in associates	於聯營公司之權益	10,727	–	–	–	–	10,727
Unallocated corporate assets	未分類公司資產						96,997
Consolidated total assets	綜合總資產						721,686
Liabilities	**負債**						
Segment liabilities	分類負債	164,756	37,854	5,839	1,127	–	209,576
Unallocated corporate liabilities	未分類公司負債						193,131
Consolidated total liabilities	綜合總負債						402,707
Other information	**其他資料**						
Capital expenditures	資本支出	6,952	737	4,944	4,733	–	17,366
Depreciation	折舊	4,416	535	–	4,085	–	9,036
Fair value gains on investment properties	投資物業公平值收益	–	–	(25,026)	–	–	(25,026)
Reversal of write-down of properties held for sale to net realisable value	持作出售物業減值撥回至可變現淨值	–	–	(400)	–	–	(400)

6. Business and geographical segments (continued)

6. 業務及地區分類(續)

Geographical segments

地區分類

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, PRC and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

本集團之業務主要分佈於香港、新加坡、馬來西亞、中國及澳門。下表按市場地區分析本集團之營業額(不論商品/服務之原產地):

		Turnover by geographical market 地區分類之營業額		Contribution to operating results 對經營業績之貢獻	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Hong Kong	香港	**980,599**	675,901	**23,947**	34,879
Singapore	新加坡	**69,539**	57,222	**1,999**	1,811
Malaysia	馬來西亞	**33,532**	29,659	**1,727**	1,879
PRC	中國	**57,017**	9,359	**(1,954)**	(6,260)
Macau	澳門	**11,175**	12,567	**280**	83
Others	其他	**1,339**	1,872	**118**	31
		1,153,201	786,580	**26,117**	32,423
Other operating income	其他營業收入			**4,479**	16,245
Unallocated corporate expenses	未分類公司支出			**(26,461)**	(20,938)
Profit from operations	經營盈利			**4,135**	27,730

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

6. Business and geographical segments (continued)

6. 業務及地區分類(續)

Geographical segments (continued)

地區分類(續)

The following is an analysis of the carrying amount of segment assets and capital expenditures analysed by the geographical area in which the assets are located:

按資產分佈之地區分析分類資產之賬面金額及資本支出如下：

		Carrying amount of segment assets 分類資產賬面金額		Capital expenditures 資本支出	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Hong Kong	香港	**694,613**	617,109	**29,224**	8,876
Singapore	新加坡	**30,750**	24,928	**192**	17
Malaysia	馬來西亞	**18,052**	20,434	**216**	88
PRC	中國	**57,308**	59,185	**3,156**	8,385
Macau	澳門	**–**	30	**–**	–
		800,723	721,686	**32,788**	17,366

7. Other operating income

7. 其他營業收入

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Commission income	佣金收入	**2,479**	2,364
Gain on disposal of right of distribution of products	出售一項產品分銷權所得收益	**–**	5,873
Management fee refunded	獲退回管理費	**1,900**	–
Negative goodwill	負商譽	**–**	8,008
Sundry income	雜項收入	**100**	–
		4,479	16,245

8. Profit from operations

8. 經營盈利

		2007 **二零零七年** **HK$'000** **港幣千元**	2006 二零零六年 HK$'000 港幣千元
Profit from operations has been arrived at after charging:	經營盈利已扣除：		
Auditors' remuneration	核數師酬金	**915**	3,012
Cost of inventories recognised as expenses (included write-down of inventories to net realisable value of approximately HK$1,029,000 (2006: HK$1,083,000))	確認為開支之存貨成本（包括存貨減值至可變現淨值約港幣1,029,000元（二零零六年：港幣1,083,000元））	**938,222**	624,947
Amortisation of prepaid lease payments	預付租賃款項攤銷	**5**	–
Depreciation of:	折舊：		
Owned assets	自置資產	**9,871**	8,582
Assets held under finance leases	融資租賃資產	**883**	454
Staff costs, including Directors' emoluments	僱員成本，包括董事酬金	**88,749**	68,222
Operating lease rental in respect of land and buildings	就土地及樓宇之經營租賃租金	**15,916**	10,925
Loss on disposal of property, plant and equipment	出售物業、廠房及設備之虧損	**–**	9
Fair value losses:	公平值虧損：		
Other financial assets at fair value through profit or loss	其他以公平值計入損益之金融資產	–	9
Derivative financial instruments	衍生金融工具	**–**	57
Share-based payment expenses	股份付款開支	**2,153**	–
and crediting:	並已計入：		
Interest income	利息收入	**1,922**	348
Foreign exchange differences, net	外幣匯兌淨差額	**593**	769
Fair value gains:	公平值收益：		
Other financial assets at fair value through profit or loss	其他以公平值計入損益之金融資產	**6**	–
Derivative financial instruments	衍生金融工具	**57**	–
Gain on disposal of property, plant and equipment	出售物業、廠房及設備之收益	**444**	–

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

9. Finance costs 9. 財務費用

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Interest expenses on:	利息支出於：		
Bank loans, trust receipts loans and overdrafts wholly repayable within five years	五年內全數償還之銀行貸款、信託收據貸款及透支	**11,005**	8,036
Bank loans wholly repayable after five years	五年後全數償還之銀行貸款	**91**	80
Other loans wholly repayable within five years	五年內全數償還之其他貸款	**84**	28
Effective interest expense on convertible loan note (note 28)	可換股貸款票據之實際利息支出(附註第28項)	**2,833**	2,773
		14,013	10,917
Finance lease charges	融資租賃費用	**20**	14
Bank charges	銀行費用	**322**	450
		14,355	11,381

10. Income tax expenses 10. 所得税開支

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profit arising in Hong Kong for the year.

香港利得税乃根據本年度於香港產生之估計應課税盈利按17.5%(二零零六年：17.5%)計算。

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

海外税項乃根據各自司法權區之現行税率計算。

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Current tax:	本年度税項：		
Hong Kong Profits Tax	香港利得税	**2,058**	76
Overseas income tax	海外所得税	**193**	217
		2,251	293
Deferred tax:	遞延税項：		
Current year (note 32)	本年度(附註第32項)	**4,005**	848
Income tax expenses attributable to the Company and its subsidiaries	本公司及其附屬公司應佔所得税開支	**6,256**	1,141

10. Income tax expenses (continued)

10. 所得税開支（續）

The tax expenses for the year can be reconciled to the profit before tax as follows:

本年度税項開支可與除税前盈利對賬如下：

		2007 二零零七年 HK$'000 港幣千元	%	2006 二零零六年 HK$'000 港幣千元	%
Profit before tax	除税前盈利	**49,164**		11,538	
Tax at the Hong Kong Profits Tax rate of 17.5%	按香港利得税税率17.5%計算之税項	**8,604**	**17.5**	2,019	17.5
Tax effect of expenses that are not deductible for tax purposes	就税務目的不可扣減開支之税務影響	**5,576**	**11.3**	9,100	78.9
Tax effect of income that are not taxable for tax purposes	就税務目的無需課税之税務影響	**(15,065)**	**(30.6)**	(10,148)	(87.9)
Utilisation of deferred tax assets previously not recognised	動用先前未予確認之遞延税項資產	**(294)**	**(0.6)**	(2,100)	(18.2)
Tax effect of tax losses not recognised	未予確認税項虧損之税務影響	**8,062**	**16.4**	2,820	24.4
Effect of different tax rates of subsidiaries and associates operating in other jurisdictions	於其他司法權區經營之附屬公司及聯營公司不同税率之影響	**(627)**	**(1.3)**	(550)	(4.8)
Tax expense and effective tax rate for the year	本年度税項開支及有效税率	**6,256**	**12.7**	1,141	9.9

There was no share of tax attributable to associates at December 31, 2007. At December 31, 2006, the share of tax attributable to associates amounting to approximately HK$1,638,000 was included in "Share of results of associates" on the face of the consolidated income statement.

於二零零七年十二月三十一日，並無應佔聯營公司之應佔税項。於二零零六年十二月三十一日，應佔聯營公司之應佔税項約為港幣1,638,000元，已計入綜合損益表內之「應佔聯營公司業績」。

11. Earnings per share

The calculation of the basic earnings per share is based on the profit attributable to equity holders of the Company of approximately HK$35,677,000 (2006: HK$7,114,000) and on the weighted average number of 233,898,682 (2006: 221,615,433) ordinary shares in issue during the year.

Diluted earnings per share for the years ended December 31, 2007 and 2006 were the same as the basic earnings per share. The Company's outstanding share options and convertible loan note were not included in the calculation of diluted earnings per share because the effects of the Company's outstanding share options and convertible loan note were anti-dilutive.

11. 每股盈利

每股基本盈利之計算方法，乃根據本公司權益持有人應佔盈利約港幣35,677,000元(二零零六年：港幣7,114,000元)及年內已發行普通股之加權平均數233,898,682股普通股(二零零六年：221,615,433股)計算。

截至二零零七年及二零零六年十二月三十一日止年度之每股攤薄盈利與每股基本盈利相同。由於本公司之未行使優先認股權及可換股貸款票據具有反攤薄影響，因此計算每股攤薄盈利時，本公司之未行使優先認股權及可換股貸款票據並無計算在內。

12. Directors' and employees' emoluments

12. 董事及僱員酬金

(a) Directors' emoluments

(a) 董事酬金

The emoluments paid or payable to each of the ten Directors (2006: nine Directors) were as follows:

已付或應付給十名董事(二零零六年：九名董事)每人之酬金如下：

			Other emoluments 其他酬金			
		Fees 袍金 HK$'000 港幣千元	Salaries and other benefits 薪金及其他福利 HK$'000 港幣千元	Performance related incentive payments 與業務表現相關之獎金 HK$'000 港幣千元	Retirement benefit scheme contributions 退休福利計劃之供款 HK$'000 港幣千元	Total emoluments 酬金總額 HK$'000 港幣千元
Executive Directors	**執行董事**					
Wing Sum LEE (Resigned on May 31, 2007)	李永森(於二零零七年五月三十一日辭任)	-	1,800	-	-	1,800
Richard Man Fai LEE	李文輝	-	2,482	170	12	2,664
Jeff Man Bun LEE	李文彬	-	-	20	1	21
Sammy Chi Chung SUEN (Resigned on April 19, 2007)	孫志冲(於二零零七年四月十九日辭任)	-	277	30	4	311
Tik Tung WONG	汪滌東	-	949	60	12	1,021
Waison Chit Sing HUI	許捷成	-	1,027	20	12	1,059
		-	6,535	300	41	6,876
Non-executive Director	**非執行董事**					
Kam Har YUE	余金霞	33	-	-	-	33
Independent Non-executive Directors	**獨立非執行董事**					
Raymond Cho Min LEE	李卓民	88	-	-	-	88
Boon Seng TAN	陳文生	88	-	-	-	88
Ying Kwan CHEUNG	張應坤	88	-	-	-	88
		264	-	-	-	264
Total for 2007	**二零零七年總額**	297	6,535	300	41	7,173

12. Directors' and employees' emoluments (continued)

12. 董事及僱員酬金（續）

(a) Directors' emoluments (continued)

(a) 董事酬金（續）

			Other emoluments 其他酬金			
		Fees 袍金 HK$'000 港幣千元	Salaries and other benefits 薪金及其他福利 HK$'000 港幣千元	Performance related incentive payments 與業務表現相關之獎金 HK$'000 港幣千元	Retirement benefit scheme contributions 退休福利計劃之供款 HK$'000 港幣千元	Total emoluments 酬金總額 HK$'000 港幣千元
Executive Directors	**執行董事**					
Wing Sum LEE	李永森	–	1,800	–	–	1,800
Richard Man Fai LEE	李文輝	–	2,478	–	12	2,490
Sammy Chi Chung SUEN	孫志冲	–	877	–	12	889
Tik Tung WONG	汪滌東	–	923	–	12	935
Waison Chit Sing HUI (Appointed on March 16, 2006)	許捷成（於二零零六年三月十六日獲委任）	–	815	–	10	825
		–	6,893	–	46	6,939
Non-executive Director	**非執行董事**					
Kam Har YUE	余金霞	33	–	–	–	33
Independent Non-executive Directors	**獨立非執行董事**					
Raymond Cho Min LEE	李卓民	88	–	–	–	88
Boon Seng TAN	陳文生	88	–	–	–	88
Ying Kwan CHEUNG	張應坤	88	–	–	–	88
		264	–	–	–	264
Total for 2006	二零零六年總額	297	6,893	–	46	7,236

The performance related incentive payments are determined as a percentage of the turnover or the profit after tax of the Group.

與業務表現相關之獎金乃依據本集團之營業額或除税後盈利之若干百分比釐定。

There was no arrangement under which a Director waived or agreed to waive any remuneration during the year.

並無任何董事於年內放棄或同意放棄任何酬金。

12. Directors' and employees' emoluments (continued)

12. 董事及僱員酬金（續）

(b) Employees' emoluments

(b) 僱員酬金

During the year, the five highest paid individuals included two Directors (2006: two Directors), details of whose emoluments are set out in note 12(a) above. The emoluments of the remaining highest paid individuals were as follows:

年內，五位薪酬最高人士中，兩位為董事（二零零六年：兩位董事），其酬金細節已於上文附註第12(a)項內披露。餘下薪酬最高人士之酬金如下：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Salaries and other benefits	薪金及其他福利	**6,462**	4,979
Retirement benefits scheme contributions	退休福利計劃之供款	**25**	23
		6,487	5,002

The emoluments of the remaining highest paid individuals fell within the following bands:

於下列酬金範圍，最高酬金之人士數目如下：

		2007 二零零七年 Number of employees 僱員人數	2006 二零零六年 Number of employees 僱員人數
HK$1,000,001 – HK$1,500,000	港幣1,000,001元至港幣1,500,000元	**1**	2
HK$1,500,001 – HK$2,000,000	港幣1,500,001元至港幣2,000,000元	**1**	–
HK$2,000,001 – HK$2,500,000	港幣2,000,001元至港幣2,500,000元	**–**	1
HK$3,000,001 – HK$3,500,000	港幣3,000,001元至港幣3,500,000元	**1**	–
		3	3

13. Retirement benefit scheme

The Group operates a mandatory provident fund ("MPF") scheme for all qualifying employees of its Hong Kong subsidiaries. The assets of the scheme are held separately from those of the Group in funds under the control of trustees. The retirement benefit cost charged to the income statement during the year amounted to approximately HK$2,511,000 (2006: HK$1,971,000), which represents contributions paid or payable to the fund by the Group at the rates specified in the MPF Ordinance.

For subsidiaries other than in Hong Kong, contributions are made to the defined contribution schemes by the Group at rates specified in the rules of the schemes at the relevant jurisdiction. The contributions made by subsidiaries other than in Hong Kong during the year amounted to HK$1,017,000 (2006: HK$842,000).

13. 退休福利計劃

本集團為其香港附屬公司所有合資格員工設立一個強制性公積金(「強積金」)計劃，該計劃之資產由信託人於獨立於本集團資產之基金持有及控制。於本年度損益表已扣除退休福利費用約為港幣2,511,000元(二零零六年：港幣1,971,000元)，此數額乃本集團按強積金條例指定比率對該基金之已付或應付供款。

至於香港以外之附屬公司，本集團就定額供款計劃作出之供款乃按有關司法權區之計劃規則訂明之比率作出。本年度香港以外附屬公司作出之供款為港幣1,017,000元(二零零六年：港幣842,000元)。

14. Investment properties

14. 投資物業

		Investment properties in Hong Kong held under medium-term leases 在香港根據中期契約持有之投資物業 HK$'000 港幣千元	Investment properties outside Hong Kong held under medium-term leases 在香港以外地區根據中期契約持有之投資物業 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
The Group	**本集團**			
Fair value	公平值			
At January 1, 2006	於二零零六年一月一日	197,199	3,648	200,847
Additions	添置	–	4,944	4,944
Disposals	出售	–	(1,400)	(1,400)
Transfer from property, plant and equipment (note 15)	由物業、廠房及設備轉撥(附註第15項)	24,896	–	24,896
Transfer to property, plant and equipment (note 15)	轉撥至物業、廠房及設備(附註第15項)	(19,395)	–	(19,395)
Increase in fair value recognised in the income statement	於損益表確認之公平值增加	24,640	386	25,026
At December 31, 2006 and January 1, 2007	於二零零六年十二月三十一日及二零零七年一月一日	**227,340**	**7,578**	**234,918**
Disposal of subsidiaries	出售附屬公司	**(227,340)**	**–**	**(227,340)**
Increase in fair value recognised in the income statement	於損益表確認之公平值增加	**–**	**2,022**	**2,022**
At December 31, 2007	於二零零七年十二月三十一日	**–**	**9,600**	**9,600**

14. Investment properties (continued)

The investment properties of the Group were revalued at December 31, 2007 by Raffles Appraisals Limited (2006: Malcolm & Associate Appraisal Limited), independent qualified professional valuers. Raffles Appraisals Limited is the member of the Hong Kong Institute of Valuers, and has appropriate qualifications and recent experiences in the valuation of similar properties in relevant locations. The valuation, which conforms to International Valuation Standards, was arrived by reference to an open market, existing use basis.

The Group's investment properties are measured using the fair value model.

The investment properties of the Group are rented out or available for rent under operating leases, further summary details of which are included in note 39 to the financial statements.

The Group had pledged investment properties with a carrying amount of approximately HK$7,100,000 (2006: HK$232,418,000) to secure facilities granted to the Group (note 43).

14. 投資物業(續)

本集團投資物業於二零零七年十二月三十一日由獨立專業估值師萊斯評估有限公司(二零零六年:建盟評估有限公司)進行重估。萊斯評估有限公司為香港估值師協會會員,在相關地區的同類物業估值方面具有合適資格及近期經驗。該估值符合國際估值準則,乃按公開市場及現有使用基準進行。

本集團投資物業均使用公平值模式計量。

本集團已租出或空置作出租用途之投資物業均屬經營租賃,有關概要的進一步詳情載於財務報表附註第39項。

本集團以賬面值約港幣7,100,000元之投資物業(二零零六年:港幣232,418,000元)作為抵押,藉以為授予本集團之信貸作擔保(附註第43項)。

15. Property, plant and equipment

15. 物業、廠房及設備

		Land and buildings outside Hong Kong held under medium-term leases 在香港以外地區根據中期契約持有之土地及樓宇 HK$'000 港幣千元	Land and buildings in Hong Kong held under medium-term leases 在香港根據中期契約持有之土地及樓宇 HK$'000 港幣千元	Leasehold improvements 物業裝修 HK$'000 港幣千元	Furniture, fixtures and equipment 傢俬、裝置及設備 HK$'000 港幣千元	Machinery and tools 機器及工具 HK$'000 港幣千元	Motor vehicles 汽車 HK$'000 港幣千元	Motor yacht 機動遊艇 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
The Group	本集團								
Cost or valuation	成本值或估值								
At January 1, 2006	於二零零六年一月一日	-	106,523	24,125	32,131	7,618	6,864	-	177,261
Exchange difference	匯兌差額	-	-	9	109	6	94	-	218
Acquisition of a subsidiary	收購一間附屬公司	-	-	-	1,229	-	-	-	1,229
Additions	添置	-	-	3,357	1,296	69	7,700	-	12,422
Transfer to investment properties	轉撥至投資物業	-	(25,463)	-	-	-	-	-	(25,463)
Transfer from investment properties	由投資物業轉撥	-	19,395	-	-	-	-	-	19,395
Disposal of a subsidiary	出售一間附屬公司	-	-	-	(15)	(63)	-	-	(78)
Disposals	出售	-	-	-	(1,929)	(9)	(63)	-	(2,001)
At December 31, 2006 and January 1, 2007	於二零零六年十二月三十一日及二零零七年一月一日	-	100,455	27,491	32,821	7,621	14,595	-	182,983
Exchange difference	匯兌差額	-	-	205	146	4	110	-	465
Additions	添置	888	-	5,967	2,784	874	3,042	17,636	31,191
Disposal of subsidiaries	出售附屬公司	-	(100,455)	-	-	-	-	-	(100,455)
Disposals	出售	-	-	(6)	(135)	-	(3,648)	-	(3,789)
At December 31, 2007	於二零零七年十二月三十一日	888	-	33,657	35,616	8,499	14,099	17,636	110,395
Representing:	代表：								
At cost	按成本	888	-	33,657	35,616	8,499	14,099	17,636	110,395
At valuation	按估值	-	-	-	-	-	-	-	-
		888	-	33,657	35,616	8,499	14,099	17,636	110,395

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

15. Property, plant and equipment (continued) 15. 物業、廠房及設備（續）

		Land and buildings outside Hong Kong held under medium-term leases 在香港以外地區根據中期契約持有之土地及樓宇 HK$'000 港幣千元	Land and buildings in Hong Kong held under medium-term leases 在香港根據中期契約持有之土地及樓宇 HK$'000 港幣千元	Leasehold improvements 物業裝修 HK$'000 港幣千元	Furniture, fixtures and equipment 傢俬、裝置及設備 HK$'000 港幣千元	Machinery and tools 機器及工具 HK$'000 港幣千元	Motor vehicles 汽車 HK$'000 港幣千元	Motor yacht 機動遊艇 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
The Group	**本集團**								
Accumulated depreciation	**累積折舊**								
At January 1, 2006	於二零零六年一月一日	-	22,176	13,956	28,508	4,990	4,967	-	74,597
Exchange difference	匯兌差額	-	-	11	105	-	47	-	163
Acquisition of a subsidiary	收購一間附屬公司	-	-	-	1,154	-	-	-	1,154
Provided for the year	本年度折舊	-	2,685	2,520	1,312	649	1,870	-	9,036
Transfer to investment properties	轉撥至投資物業	-	(567)	-	-	-	-	-	(567)
Reclassification	重新歸類	-	-	-	(82)	82	-	-	-
Disposal of a subsidiary	出售一間附屬公司	-	-	-	(12)	(17)	-	-	(29)
Eliminated upon disposals	出售時撇銷	-	-	-	(1,778)	(9)	(63)	-	(1,850)
At December 31, 2006 and January 1, 2007	於二零零六年十二月三十一日及二零零七年一月一日	**-**	**24,294**	**16,487**	**29,207**	**5,695**	**6,821**	**-**	**82,504**
Exchange difference	匯兌差額	**-**	**-**	**70**	**111**	**4**	**70**	**-**	**255**
Provided for the year	本年度折舊	**4**	**1,115**	**4,353**	**1,480**	**701**	**2,219**	**882**	**10,754**
Disposal of subsidiaries	出售附屬公司	**-**	**(25,409)**	**-**	**-**	**-**	**-**	**-**	**(25,409)**
Eliminated upon disposals	出售時撇銷	**-**	**-**	**(5)**	**(122)**	**-**	**(2,123)**	**-**	**(2,250)**
At December 31, 2007	於二零零七年十二月三十一日	**4**	**-**	**20,905**	**30,676**	**6,400**	**6,987**	**882**	**65,854**
Net book values	**賬面淨值**								
At December 31, 2007	於二零零七年十二月三十一日	**884**	**-**	**12,752**	**4,940**	**2,099**	**7,112**	**16,754**	**44,541**
At December 31, 2006	於二零零六年十二月三十一日	-	76,161	11,004	3,614	1,926	7,774	-	100,479

At December 31, 2007, the net book value of the Group's motor vehicles included an amount of HK$2,034,000 (2006: HK$2,905,000) in respect of assets held under finance leases.

於二零零七年十二月三十一日，本集團汽車之賬面淨值包括價值港幣2,034,000元（二零零六年：港幣2,905,000元）之融資租賃資產。

15. Property, plant and equipment (continued)

There was no land and buildings pledged to secure facilities granted to the Group at December 31, 2007. At December 31, 2006, the Group had pledged land and buildings having a carrying amount of approximately HK$76,161,000 to secure facilities granted to the Group (note 43).

15. 物業、廠房及設備（續）

於二零零七年十二月三十一日，本集團並無土地及樓宇作抵押，作為授予本集團信貸之擔保。於二零零六年十二月三十一日，本集團以賬面值約港幣76,161,000元之土地及樓宇作為抵押，藉以為授予本集團之信貸擔保（附註第43項）。

		Leasehold improvements 物業裝修 HK$'000 港幣千元	Furniture, fixtures and equipment 傢俬、裝置及設備 HK$'000 港幣千元	Motor vehicles 汽車 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
The Company	**本公司**				
Cost	**成本值**				
At January 1, 2006	於二零零六年一月一日	6,244	16,348	1,997	24,589
Additions	添置	–	438	1,237	1,675
At December 31, 2006 and January 1, 2007	於二零零六年十二月三十一日及二零零七年一月一日	**6,244**	**16,786**	**3,234**	**26,264**
Additions	添置	**28**	**195**	**-**	**223**
Disposals	出售	–	**-**	**(1,548)**	**(1,548)**
At December 31, 2007	於二零零七年十二月三十一日	**6,272**	**16,981**	**1,686**	**24,939**
Accumulated depreciation	**累積折舊**				
At January 1, 2006	於二零零六年一月一日	6,228	15,945	1,995	24,168
Provided for the year	本年度折舊	7	255	248	510
At December 31, 2006 and January 1, 2007	於二零零六年一月一日及二零零七年一月一日	**6,235**	**16,200**	**2,243**	**24,678**
Provided for the year	本年度折舊	**13**	**245**	**1**	**259**
Eliminated upon disposals	於出售時撤銷	**-**	**-**	**(558)**	**(558)**
At December 31, 2007	於二零零七年十二月三十一日	**6,248**	**16,445**	**1,686**	**24,379**
Net book values	**賬面淨值**				
At December 31, 2007	於二零零七年十二月三十一日	**24**	**536**	**-**	**560**
At December 31, 2006	於二零零六年十二月三十一日	9	586	991	1,586

16. Prepaid lease payments　16. 預付租賃款項

The Group　本集團

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Cost	**成本值**		
At January 1	於一月一日	–	–
Additions	添置	**1,597**	–
At December 31	於十二月三十一日	**1,597**	–
Accumulated amortisation	**累計攤銷**		
At January 1	於一月一日	–	–
Charge for the year	本年度支出	**5**	–
At December 31	於十二月三十一日	**5**	–
Net book value	**賬面淨值**		
At December 31	於十二月三十一日	**1,592**	–
The Group's prepaid lease payments comprise:	本集團之預付租賃款項包括：		
Land outside Hong Kong:	於香港以外地區之土地：		
Medium term lease	中期租約	**1,592**	–
Analysed for reporting purposes as:	就申報目的而分析為：		
Current assets (included in trade and other receivables)	流動資產(計入貿易往來及其他應收賬款)	**34**	–
Non-current assets	非流動資產	**1,558**	–
		1,592	–

17. Goodwill 17. 商譽

		Total 總額 HK$'000 港幣千元
The Group	**本集團**	
Cost	**成本**	
At January 1, 2006	於二零零六年一月一日	2,306
Acquisition of subsidiaries	收購附屬公司	291
At December 31, 2006 and January 1, 2007	於二零零六年十二月三十一日及二零零七年一月一日	**2,597**
Acquisition of a subsidiary	收購附屬公司	**308**
At December 31, 2007	於二零零七年十二月三十一日	**2,905**
Accumulated impairment	**累計減值**	
At January 1, 2006, December 31, 2006 and January 1, 2007	於二零零六年一月一日、二零零六年十二月三十一日及二零零七年一月一日	–
Impairment loss	減值虧損	**118**
At December 31, 2007	於二零零七年十二月三十一日	**118**
Carrying value	**賬面值**	
At December 31, 2007	於二零零七年十二月三十一日	**2,787**
At December 31, 2006	於二零零六年十二月三十一日	2,597

During the year ended December 31, 2007, the Group assessed the recoverable amount of goodwill, and determined that goodwill associated with the Group's electrical appliances operations was impaired by approximately HK$118,000 (2006: nil). The recoverable amount of the electrical appliances operations was assessed by reference to value in use. A discount factor of 10% per annum was applied in the value in use model.

於截至二零零七年十二月三十一日止年度，本集團評估商譽之可收回金額，並決定與本集團的電器業務相關之商譽減值約118,000港元(二零零六年：無)。電器業務之可收回金額乃參考使用價值而評估。在使用模式中使用之貼現率為每年10%。

The main factor contributing to the impairment of the cash-generating unit was the decrease in the estimated cash flow generated from the electrical appliances operations.

導致現金產生單位減值之主要因素為電器業務所產生之估計現金流量減少。

Particulars regarding impairment testing on goodwill are disclosed in note 18.

商譽減值測試資料列載於附註第18項內。

18. Impairment testing on goodwill

As explained in note 6, the Group uses business segments as its primary segment for reporting segment information. For the purposes of impairment testing, goodwill with indefinite useful lives set out in note 17 has been allocated to an individual cash generating unit (CGU), including subsidiaries in "the car and car accessories" and "electrical appliances" segments. The carrying amount of goodwill (net of accumulated impairment losses) at December 31, 2007 was approximately HK$2,787,000 (2006: HK$2,597,000).

The recoverable amount of the above CGU has been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a five-year period, and discount rate of 10% per annum (2006: 10% per annum). Another key assumption for the value in use calculations is the budgeted gross margin, which is determined based on the CGU's past performance and management's expectations for the market development.

18. 商譽之減值測試

如附註第6項所闡釋，本集團採用業務分類為其呈報之主要分類。就減值測試而言，具有無限使用年期之商譽(見附註第17項)已被分配至一個現金產生單位，包括歸類於「汽車及汽車配件」及「電器」之附屬公司。於二零零七年十二月三十一日，商譽賬面值(扣除累積減值虧損)約為港幣2,787,000元(二零零六年：港幣2,597,000元)。

上述現金產生單位之可收回金額乃依據一項使用價值計算釐定。計算採用之現金流量預測乃基於管理層批准之一項涉時五年之財務預算，及每年10%折現率(二零零六年：每年10%)。使用價值計算之另一項關鍵假設乃預算毛利，該預算毛利乃依據該現金產生單位之過往表現及管理層對市場發展之預期而釐定。

19. Investments in subsidiaries

19. 於附屬公司之投資

		The Company 本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Unlisted shares, at cost	無牌價股份，成本值	**301,811**	308,630
Less: Impairment loss recognised	減：已確認之減值虧損	**(30,736)**	(30,736)
		271,075	277,894

Particulars of the Company's principal subsidiaries at December 31, 2007 are shown in note 49.

本公司於二零零七年十二月三十一日之主要附屬公司資料列載於附註第49項內。

20. Interests in associates

20. 於聯營公司之權益

	The Group 本集團	
	2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Share of net assets of associates (note d) 應佔聯營公司資產淨值(附註(d))	–	10,727

Notes:

(a) On December 30, 2005, Italian Motors (Sales & Service) Limited, a subsidiary of the Company, and Ferrari S.p.A entered into an equity interest transfer agreement relating to the transfer of 29% equity interest ("Equity Transfer") in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. ("FMC"), for a consideration of US$870,000, equivalent to approximately HK$6.8 million. The net assets of FMC as at the date of transfer was approximately HK$35 million and the resulting loss from disposal of 29% equity interest in FMC together with the realisation of accumulated exchange differences was approximately HK$2.0 million.

(b) On June 30, 2006, Metro Global Limited ("Metro Global"), a wholly owned subsidiary of the Company, JM Washing Machine Factory and Candy Elettrodomestici S.r.l. entered into a share purchase and subscription agreement relating to, among other things, the disposal of 50% equity interest in 金羚電器有限公司 ("金羚電器"), a Sino-foreign equity joint venture established in the PRC, by Metro Global for a cash consideration of approximately RMB27 million ("Consideration"), which is equivalent to approximately HK$26 million. The net assets of 金羚電器 as at the date of transfer was approximately HK$87 million and the resulting loss from the disposal of 50% equity interest in 金羚電器 together with the realisation of accumulated exchange differences was approximately HK$9.7 million.

(c) On July 15, 2006, Corich Enterprises Inc. ("Corich"), an indirect wholly-owned subsidiary of the Company, and Mr. Herbert Adamczyk ("Mr. Adamczyk"), as sellers entered into a share exchange agreement ("Share Exchange Agreement") with China Premium Lifestyle Enterprise, Inc. ("CPMM") as the purchaser, Mr. Fred De Luca ("Mr. Luca") and Technorient Limited ("Technorient"), a principal indirect subsidiary of the Company, in relation to the sale of an aggregate of 49% of the issued share capital of Technorient in consideration for the issue by CPMM of an aggregate of 972,728 CPMM's preference convertible shares of par value of US$0.001 each convertible into an aggregate of 89,689,881 CPMM's common shares of par value of US$0.001 each.

附註：

(a) 於二零零五年十二月三十日，本公司附屬公司助駿汽車有限公司與Ferrari S.p.A.訂立股權轉讓協議，內容為有關以代價870,000美元(相當於約港幣6,800,000元)轉讓法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司(「法拉利瑪莎拉蒂」)29%的股本權益(「股權轉讓」)。法拉利瑪莎拉蒂於轉讓日期之資產淨值約為港幣35,000,000元，而出售法拉利瑪莎拉蒂29%股本權益產生之虧損連同累計匯兑差額變現約為港幣2,000,000元。

(b) 於二零零六年六月三十日，本公司之全資附屬公司和記電業(環球)有限公司(「和記環球」)與江門市洗衣機廠及Candy Elettrodomestici S.r.l. 訂立購股及認購協議，內容為由和記環球出售於中國成立之中外合資公司金羚電器有限公司(「金羚電器」)之50%股本權益，代價為約人民幣27,000,000元(相當於約港幣26,000,000元)(「代價」)。金羚電器於轉讓日期之資產淨值約為港幣87,000,000元，而出售金羚電器50%股本權益產生之虧損連同累計匯兑差額變現約為港幣9,700,000元。

(c) 於二零零六年七月十五日，Corich Enterprises Inc.(「Corich」)(本公司之間接全資附屬公司)和Herbert Adamczyk先生(「Adamczyk先生」)(同作為賣方)與China Premium Lifestyle Enterprise, Inc.(「CPMM」)(作為買方)、Fred De Luca先生(「Luca先生」)及助安有限公司(「助安」)(本公司主要間接附屬公司)就出售助安合共49%之已發行股本訂立股份交換協議，代價為由CPMM發行合共972,728股每股面值0.001美元之可轉換為合共89,689,881股每股面值0.001美元之CPMM普通股之優先可換股。

20. Interests in associates (continued)

20. 於聯營公司之權益(續)

(d) The summarised financial information in respect of the Group's associates is set out below:

(d) 本集團聯營公司之財務資料概要如下:

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Total assets	總資產	**8,884**	242,195
Total liabilities	總負債	**(15,819)**	(206,437)
Net (liabilities)/assets	(負債)/資產淨值	**(6,935)**	35,758
Group's share of net assets of associates	本集團應佔聯營公司之資產淨值	**–**	10,727
Turnover	營業額	**72**	439,140
(Loss)/Profit for the year	本年度(虧損)/盈利	**(5,244)**	9,284
Group's share of results of associates for the year	本集團應佔聯營公司本年度業績	**(1,169)**	(7,777)
Market value of listed securities	有牌價證券市值	**84,822**	156,503

Particulars of the Group's principal associates at December 31, 2007 are shown in note 50.

本集團於二零零七年十二月三十一日之主要聯營公司資料列載於附註第50項內。

21. Inventories

21. 存貨

		The Group 本集團 2007 二零零七年 HK$'000 港幣千元	 2006 二零零六年 HK$'000 港幣千元
Finished goods	製成品	**109,361**	137,923
Spare parts	零件	**15,632**	12,554
		124,993	150,477

Included in the above figure are finished goods of approximately HK$19,601,000 (2006: HK$24,299,000) which have been pledged as security for bank loans (note 43).

上述金額內之港幣19,601,000元(二零零六年:港幣24,299,000元)之製成品,被用作銀行貸款之抵押(附註第43項)。

22. Trade and other receivables

22. 貿易往來及其他應收賬款

		The Group 本集團	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Trade receivables	貿易往來應收賬款	**130,118**	122,565
Less: Allowance for doubtful debts	減：呆賬撥備	**(4,832)**	(5,731)
Total trade receivables, net of allowance for doubtful debts	貿易往來應收賬款減呆賬撥備總額	**125,286**	116,834
Deposits, prepayments and other receivables	訂金、預付款及其他應收賬款	**59,789**	32,606
		185,075	149,440

The following is an aged analysis of trade receivables net for allowance of doubtful debts at the balance sheet date:

於結算日，貿易往來應收賬款減呆賬撥備之賬齡分析如下：

		The Group 本集團	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Within 30 days	三十天以內	**82,794**	93,422
31 to 60 days	三十一天至六十天	**18,699**	14,405
61 to 90 days	六十一天至九十天	**6,048**	3,999
91 days to 1 year	九十一天至一年	**16,396**	3,492
Over 1 year	一年以上	**1,349**	1,516
Total	總計	**125,286**	116,834

The Group allows an average credit period of 7 to 90 days to its customers.

本集團給予客戶平均七至九十天之信貸期。

Before accepting any new customer, the Group uses credit scoring system to assess the potential customer's credit quality and defines credit limits by customer. Limits and scoring attributed to customers are reviewed twice a year. Approximately 80% of the trade receivables that are neither past due nor impaired have the best credit scoring attributable under the credit scoring system used by the Group.

於接納任何新客戶前，本集團使用信貸計分制度評估潛在客戶之信貸質素及界定個別客戶之信貸限額。客戶之限額及評分每年檢討兩次。本集團所使用之信貸計分制度中，並無逾期亦無減值之貿易往來應收賬款其中80%佔最高信貸評分。

22. Trade and other receivables (continued)

22. 貿易往來及其他應收賬款(續)

Included in the Group's trade receivable balance were debtors with a carrying amount of HK$17,745,000 (2006: HK$5,008,000) which are past due at the reporting date for which the Group has not provided for impairment loss. The Group does not hold any collateral over these balances.

本集團之貿易往來應收賬款包括賬面值港幣17,745,000元(二零零六年:港幣5,008,000元)之應收賬款,該金額於報告日期已逾期,而本集團並無就減值虧損作撥備。本集團並無就該等結餘而持有任何抵押品。

Ageing of trade receivables which are past due but not impaired

已逾期但無減值之貿易往來應收賬款之賬齡

		The Group 本集團	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
91 days to 1 year	九十一天至一年	**16,396**	3,492
Over 1 year	一年以上	**1,349**	1,516
Total	總計	**17,745**	5,008

Movement in the allowance for doubtful debts

呆賬撥備之變動

		The Group 本集團	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Balance at beginning of the year	於年初之結餘	**5,731**	6,548
Impairment losses recognised on receivables	就應收賬款確認之減值虧損	**1,676**	717
Amounts recovered during the year	年內收回之金額	**(2,575)**	(1,534)
Balance at end of the year	於年終之結餘	**4,832**	5,731

Included in the allowance for doubtful debts are individually impaired trade receivables with a balance of HK$1,676,000 (2006: HK$717,000) which were past due and not recoverable. The impairment recognised represented the carrying amount of these trade receivables and the Group does not hold any collateral over these balances.

呆賬撥備包括個別減值之貿易往來應收賬款結餘港幣1,676,000元(二零零六年:港幣717,000元),該金額經已逾期及不可收回。已確認之減值相等於該等貿易往來應收賬款之賬面值,而本集團並無就該等結餘而持有任何抵押品。

22. Trade and other receivables (continued)

22. 貿易往來及其他應收賬款(續)

Ageing of impaired trade receivables

已減值貿易往來應收賬款之賬齡

		The Group 本集團	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Within 30 days	三十天內	**913**	1,385
91 days to 1 year	九十一天至一年	**763**	186
Over 1 year	一年以上	**3,156**	4,160
Total	總計	**4,832**	5,731

The fair values of the Group's trade and other receivables at December 31, 2007 approximate to the corresponding carrying amounts.

於二零零七年十二月三十一日,本集團貿易往來及其他應收賬款之公平值與其對應賬面值大致相等。

23. Amounts due from/to associates/subsidiaries

23. 應收/應付聯營公司/附屬公司款項

The amounts due are unsecured, interest-free and have no fixed terms of repayment. In the opinion of the Directors of the Company, the carrying amounts of the amounts due from or to associates or subsidiaries at December 31, 2007 approximate to their fair values.

該等款額為無抵押、免息及無固定還款期。本公司董事認為,於二零零七年十二月三十一日之應收或應付聯營公司或附屬公司款項與其公平值相若。

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

24. Available-for-sale financial assets 24. 可供出售之金融資產

		The Group 本集團 2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
At January 1	於一月一日	**527**	527
Additions	添置	**36,000**	–
Impairment loss on available-for-sale financial assets (note (c))	可供出售之金融資產減值(附註(c))	**(6,000)**	–
At December 31	於十二月三十一日	**30,527**	527
Available-for-sale financial assets at December 31 comprise of:	於十二月三十一日,可供出售之金融資產包括:		
Unlisted securities:	無牌價證券:		
Debt securities without interest and maturity date (note (a))	無利息及到期日之債券(附註(a))	**527**	527
Equity securities (note (b))	股本證券(附註(b))	**30,000**	–
		30,527	527
Analysed for reporting purposes as:	就申報目的而分析為:		
Current assets	流動資產	**–**	–
Non-current assets	非流動資產	**30,527**	527
		30,527	527

Notes:

(a) The fair values of unlisted available-for-sale debt securities have been estimated based on observable market prices or rates.

(b) The unlisted equity securities are measured at fair value. Fair value is estimated based on observable market prices or rates of similar equity securities. In determining the fair value, a risk adjusted discount rate factor of 15.04% was used.

(c) During the year ended December 31, 2007, the Group assessed whether there was any objective evidence that the unlisted equity securities were impaired and determined that the unlisted equity securities were impaired by approximately HK$6,000,000 (2006: nil). The main factor contributing to the impairment was the significant decrease in estimated future cash flows of the unlisted equity securities due to changes in its revenue base.

附註:

(a) 無牌價之可供出售債券之公平值乃依據可觀察之市場價格或息率而估計。

(b) 無牌價之股本證券乃按公平值而計算。公平值乃依據可觀察之股本證券之市場價格或息率而估計。於釐定公平值時,使用15.04%之風險調整貼現率。

(c) 於截至二零零七年十二月三十一日止年度,本集團評估是否有任何客觀證據顯示無牌價之股本證券出現減值,並釐定無牌價之證本證券減值約港幣6,000,000元(二零零六年:無)。導致減值之主要因素為無牌價股本證券之估計未來現金流量因其收益基礎改變而大幅減少。

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

25. Other financial assets at fair value through profit or loss

25. 其他以公平值計入損益之金融資產

		The Group and the Company 本集團及本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
At January 1	於一月一日	**11**	20
Reversal of fair value losses on other financial assets at fair value through profit or loss	撥回其他以公平值計入損益的金融資產之公平值虧損	**6**	–
Fair value losses on other financial assets at fair value through profit or loss	其他以公平值計入損益的金融資產之公平值虧損	**–**	(9)
At December 31	於十二月三十一日	**17**	11
Listed securities:	有牌價證券：		
Equity securities listed in Hong Kong	於香港掛牌之股本證券	**17**	11

The carrying amounts of the above financial assets were classified as held for trading.

上述金融資產之賬面值歸類為持作買賣。

All financial assets at fair value through profit or loss are stated at fair values. Fair values of the listed investments are determined by reference to the quoted market bid prices available on the Stock Exchange of Hong Kong Limited.

所有以公平值計入損益之金融資產均按公平值列賬。有牌價投資之公平值乃參考在香港聯合交易所有限公司所報之市場買入價而釐定。

26. Trade and other payables

26. 貿易往來及其他應付賬款

The following were an aged analysis of trade payables at the balance sheet date:

於結算日，貿易往來應付賬款之賬齡分析如下：

		The Group 本集團 2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Within 30 days	三十天以內	**7,995**	7,518
31 to 60 days	三十一天至六十天	**3,111**	3,314
61 to 90 days	六十一天至九十天	**8,953**	4,832
91 days to 1 year	九十一天至一年	**1,410**	3,312
Over 1 year	一年以上	**2,314**	543
Total trade payables	貿易往來應付賬款總額	**23,783**	19,519
Derivative financial instruments	衍生金融工具	**–**	57
Customers' deposits, accruals and other payables	客戶訂金、應付費用及其他應付賬款	**220,173**	143,991
		243,956	163,567

The fair values of the Group's trade and other payables at December 31, 2007 approximate to the corresponding carrying amounts.

於二零零七年十二月三十一日，本集團貿易往來及其他應付賬款之公平值與其對應賬面值大致相等。

27. Provision for guarantee

27. 擔保撥備

Under a share purchase and subscription agreement signed on June 30, 2006, a subsidiary of the Company provided a guarantee amounting to a maximum of RMB11 million (approximately HK$11.8 million) to cover the warranty and indemnity clauses stipulated therein. During the year ended December 31, 2007, HK$7,500,000 (2006: nil) were agreed and due under the guarantee, and a provision for this amount has been recognised in the consolidated financial statements of the Group.

根據於二零零六年六月三十日簽訂之股份收購及認購協議，本公司一間附屬公司提供最多人民幣11,000,000元（約港幣11,800,000元）之擔保，以履行該協議所列明之擔保及彌償保證條款。於截至二零零七年十二月三十一日止年度，根據該擔保協定及到期之金額為港幣7,500,000元（二零零六年：無），並已在本集團的綜合損益表中就該金額確認撥備。

28. Convertible loan note

28. 可換股貸款票據

The Company issued a 7.25% convertible loan note in the principal amount of HK$30,000,000 on August 18, 2005 to Hanny Holdings Limited ("Hanny"). The convertible loan note is denominated in Hong Kong dollars. The convertible loan note entitles the holder to convert it into ordinary shares of the Company at any time between the date of issue of the convertible loan note and the settlement date on September 5, 2008 at a conversion price of HK$1.00 per convertible loan note. If the convertible loan note has not been converted, it will be redeemed on September 5, 2008 at par. Interest of 7.25% will be paid semi-annually up until the settlement date. Further details of which are set out in the announcement of the Company dated August 18, 2005.

本公司於二零零五年八月十八日向錦興集團有限公司(「錦興」)發行本金額港幣30,000,000元之7.25%之可換股貸款票據。該可換股貸款票據以港幣為面值,賦予持有人權利可於發行可換股貸款票據日期至二零零八年九月五日之償還日期間任何時間以每份可換股貸款票據港幣1.00元之換股價兌換本公司普通股。倘可換股貸款票據不予兌換,將於二零零八年九月五日按面值贖回。7.25%之利息將每半年支付一次直至償還日期。有關詳情載於本公司於二零零五年八月十八日之公佈內。

The convertible loan note contains two components, liability and equity components. Upon initial recognition, the convertible loan note was split between the liability and equity components. The equity component is presented in equity heading "Equity component of convertible loan note". The effective interest rate of the liability component is 10%.

可換股貸款票據分兩個組成部份,即負債及權益部份。於初步確認後,可換股貸款票據分為債務及權益部份。權益部份列於「可換股貸款票據權益部份」之權益一欄。負債部份之實際利率為10%。

The movement of the liability component of the convertible loan note for the year is set out below:

可換股貸款票據負債部份之變動呈列如下:

		The Group and the Company 本集團及本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Face value of convertible loan note	可換股貸款票據面值	**30,000**	30,000
Transaction cost	交易成本	**(1,735)**	(1,735)
Equity component	權益部份	**(185)**	(185)
Liability component on initial recognition at August 18, 2005	於二零零五年八月十八日初步確認之負債部份	**28,080**	28,080
Interest charged	已扣除之利息	**6,477**	3,644
Interest paid	已繳利息	**(4,350)**	(2,175)
Liability component at December 31	於十二月三十一日之負債部份	**30,207**	29,549

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

28. Convertible loan note (continued)

The fair value of the liability component of the convertible loan note at December 31, 2007, determined based on the present value of the estimated future cash outflows discounted at the prevailing market rate for an equivalent non-convertible loan at the balance sheet date, was approximately HK$30,207,000 (2006: HK$29,549,000).

28. 可換股貸款票據(續)

可換股貸款票據負債部份於二零零七年十二月三十一日之公平值(以結算日一項等同非可換股貸款按市場利率貼現預計未來現金流量之現值而確定)約為港幣30,207,000元(二零零六年：港幣29,549,000元)。

29. Amounts due to related companies

29. 應付關聯公司款項

		The Group 本集團		The Company 本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Amounts repayable within one year	一年內償還之金額	**1,343**	6,914	**441**	553

The amounts included in the current liabilities are unsecured, non-interest bearing and have no fixed terms of repayment. The related companies are controlled by certain Directors of the Company. The fair value of the amounts due to related companies as at December 31, 2007 approximates to the corresponding carrying amounts.

歸入流動負債之金額乃無抵押、免息及無固定還款期。關聯公司由本公司若干董事控制。於二零零七年十二月三十一日，應付關聯公司款項之公平值接近其對應賬面值。

30. Obligations under finance leases

30. 融資租賃債務

		Minimum lease payments 最低租賃付款		Present value of minimum lease payments 最低租賃付款現值	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
The Group	**本集團**				
Amounts payable under finance leases:	根據融資租賃之應付數額：				
Within one year	於一年內	**1,003**	1,486	**936**	1,387
In the second to fifth year inclusive	第二至第五年	**194**	1,217	**168**	1,121
		1,197	2,703	**1,104**	2,508
Less: Future finance charges	減去：未來融資費用	**(93)**	(195)	**–**	–
Present value of lease obligations	租賃債務現值	**1,104**	2,508	**1,104**	2,508
Analysed as:	分析如下：				
Amounts due within one year shown under current liabilities	列於流動負債項下一年內到期之金額			**936**	1,387
Amounts due after one year	一年後到期之金額			**168**	1,121
				1,104	2,508

For the year ended December 31, 2007, the average effective borrowing rate was approximately 4% (2006: 4%) per annum. Interest rates are fixed at the contract date. All leases were on a fixed repayment basis and no arrangement had been entered into for contingent rental payments. The Group's obligations under finance leases were secured by the lessor's charge over the leased assets. The carrying amount of the obligations under finance leases approximates to their fair values. The Group's obligations under finance leases were secured by the charge over the leased assets.

於截至二零零七年十二月三十一日止年度，平均實際借貸利率為年利率約4%（二零零六年：4%），利率在合約日期釐定。所有租賃以定期還款為基準及並無就或然租金付款作出安排。本集團之融資租賃債務由出租人對租賃資產之押記作抵押。融資租賃債務之賬面值與其公平值相若。本集團之融資租賃債務由租賃資產之押記作為抵押。

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

31. Borrowings　31. 貸款

		The Group 本集團 2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Bank overdrafts	銀行透支	**583**	18,921
Bank loans	銀行貸款	**83,750**	115,053
		84,333	133,974
Secured (note 43)	有抵押(附註第43項)	**75,309**	123,869
Unsecured	無抵押	**9,024**	10,105
		84,333	133,974
The maturities of the above loans are as follows:	上述貸款屆滿期如下：		
Within one year	一年內	**70,827**	122,671
More than one year, but not exceeding two years	一年以上，但不超過兩年	**2,760**	7,812
More than two years, but not exceeding five years	兩年以上，但不超過五年	**4,305**	606
More than five years	五年以上	**6,441**	2,885
		84,333	133,974
Less: Amounts due within one year shown under current liabilities	減去：列於流動負債項下一年內到期應付款項	**(70,827)**	(122,671)
Amounts due after one year	一年後到期應付款項	**13,506**	11,303

31. Borrowings (continued)

31. 貸款(續)

The ranges of effective interest rates (which are also equal to contracted interest rates) on the Group's borrowings are as follows:

本集團貸款之實際利率範圍(亦等於合約規定利率)如下：

		2007 二零零七年	2006 二零零六年
Effective interest rate:	實際利率：		
Variable-rate borrowings	浮息貸款	**5.24% to至 8.75%**	4.85% to至 9.25%

The Group's borrowings that are denominated in currencies other than the functional currency are set out below:

並非以功能貨幣計值之本集團貸款呈列如下：

		JPY'000 日元千元	MYR'000 馬幣千元	SGD'000 新加坡元千元	USD'000 美元千元
At December 31, 2007	於二零零七年十二月三十一日	**25,549**	**1,887**	**823**	**226**
At December 31, 2006	於二零零六年十二月三十一日	–	1,982	1,516	1,575

During the year, the Group obtained new borrowings in the amount of approximately HK$496,629,000 (2006: HK$349,897,000). The borrowings bear interest at market rates and the proceeds were used to finance the working capital.

於年內，本集團獲得金額約港幣496,629,000元(二零零六年：港幣349,897,000元)之新造貸款。該項貸款以市場利率計息。所得款項用作營運資金之融資。

The fair values of the Group's borrowings at December 31, 2007 approximate to the corresponding carrying amounts.

本集團貸款於二零零七年十二月三十一日之公平值與相應賬面值相若。

The borrowings were secured by certain assets of the Group, details were set out in note 43.

該等貸款由本集團若干資產作為抵押，詳情載於附註第43項。

32. Deferred tax (assets)/liabilities 32. 遞延税項(資產)/負債

The Group 本集團

		Accelerated tax depreciation 加速税項折舊 HK$'000 港幣千元	Tax losses 税項虧損 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
At January 1, 2006	於二零零六年一月一日	21,152	(6,300)	14,852
(Credited)/charged to income statement for the year	於年內損益表扣除/(計入)	(1,237)	2,085	848
At December 31, 2006 and January 1, 2007	於二零零六年十二月三十一日及二零零七年一月一日	**19,915**	**(4,215)**	**15,700**
Released on disposal of subsidiaries	出售附屬公司時解除	**(19,909)**	**194**	**(19,715)**
Charged to income statement for the year	於年內損益表扣除	**–**	**4,005**	**4,005**
At December 31, 2007	於二零零七年十二月三十一日	**6**	**(16)**	**(10)**

The following is the analysis of the deferred tax balances for financial reporting purposes:

以下為財務報告目的之遞延税項結餘分析:

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Deferred tax liabilities	遞延税項負債	**6**	19,915
Deferred tax assets	遞延税項資產	**(16)**	(4,215)
		(10)	15,700

At December 31, 2007, the Group has unused tax losses of approximately HK$1,053,600,000 (2006: HK$1,007,532,000) available for offset future profits. A deferred tax asset has been recognised in respect of approximately HK$91,000 (2006: HK$24,086,000) of such losses. No deferred tax asset has been recognised in respect of the remaining amount of approximately HK$1,053,509,000 (2006: HK$983,446,000) due to the unpredictability of future profit streams. The tax losses may be carried forward either 5 years or indefinitely.

於二零零七年十二月三十一日,本集團可供抵銷日後盈利之未動用税項虧損約港幣1,053,600,000元(二零零六年:港幣1,007,532,000元)。本集團已就該等虧損確認約港幣91,000元(二零零六年:港幣24,086,000元)之遞延税項資產。由於未能估計日後盈利流量,故並無就其餘約港幣1,053,509,000元(二零零六年:港幣983,446,000元)確認遞延税項資產。税項虧損可結轉五年或無限期結轉。

33. Share capital

33. 股本

		Number of shares 股份數目	Nominal value 面值 HK$'000 港幣千元
Authorised:	**法定股本：**		
At January 1, 2006 of HK$0.10 each	於二零零六年一月一日 每股面值港幣0.10元	3,500,000,000	350,000
Effect of share consolidation	股份合併之影響	(3,150,000,000)	–
At December 31, 2006, January 1, 2007 and December 31, 2007 of HK$1.00 each	於二零零六年十二月三十一日、二零零七年一月一日及二零零七年十二月三十一日 每股面值港幣1.00元	**350,000,000**	**350,000**
Issued and fully paid:	**已發行及繳足股本：**		
At January 1, 2006 of HK$0.10 each	於二零零六年一月一日 每股面值港幣0.10元	2,216,154,331	221,615
Effect of share consolidation (note a)	股份合併之影響 (附註a)	(1,994,538,898)	–
At December 31, 2006 and January 1, 2007 of HK$1.00 each	於二零零六年十二月三十一日 及二零零七年一月一日 每股面值港幣1.00元	**221,615,433**	**221,615**
Exercise of share options (note b)	行使優先認股權(附註b)	**2,433,042**	**2,433**
Issue of shares upon acquisition of available-for-sale financial assets (note c)	於收購可供出售 金融資產時發行 股份(附註c)	**31,266,284**	**31,266**
At December 31, 2007 of HK$1.00 each	於二零零七年十二月三十一日 每股面值1.00港元	**255,314,759**	**255,314**

(a) Pursuant to a resolution passed by the shareholders of the Company at a special general meeting held on June 15, 2006, every ten issued and unissued ordinary shares of HK$0.10 each in the share capital of the Company as at that date were consolidated into one share of HK$1.00 each. The share consolidation was effective from June 15, 2006.

(b) During the year ended December 31, 2007, 2,433,042 share options were exercised and 2,433,042 ordinary shares of HK$1.00 each were issued. The subscription money of approximately HK$2,433,000 was credited to share capital.

(a) 根據本公司股東於二零零六年六月十五日舉行之股東特別大會上通過之一項決議案，本公司於該日股本中每十股每股面值港幣0.10元之已發行及未發行普通股合併為一股每股面值港幣1.00元之股份。股份合併於二零零六年六月十五日起生效。

(b) 於截至二零零七年十二月三十一日止年度，2,433,042份優先認股權獲行使而發行2,433,042股每股面值港幣1.00元之普通股。認購款額約港幣2,433,000元已計入股本。

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

33. Share capital (continued)

(c) On August 13, 2007, National Cape Development Limited, an indirect wholly-owned subsidiary of the Company, entered into a share acquisition agreement with Yang Pei, Executive Talent Limited, Ye Ai Fang, as vendors, Lau Chi Yuen, Joseph and Yuen Nim Cho, as guarantors to acquire 10% issued share capital in Corning Investments Limited at a consideration of HK$36 million. Corning Investments Limited is interested in the entire issued share capital of Digital Outdoor Television (Hong Kong) Limited which together with its wholly-owned subsidiary, Today's Media Limited, are principally engaged in the business of the provision of outdoor media advertising and broadcasting network. The acquisition was completed on August 24, 2007. A total of 31,266,284 new shares of the Company had been issued and allotted as consideration upon completion.

33. 股本（續）

(c) 於二零零七年八月十三日，本公司之間接全資附屬公司National Cape Development Limited與楊珮、Executive Talent Limited、葉藹芳（賣方）、劉智遠及袁念祖（擔保人）訂立股份收購協議，以收購康寧投資有限公司已發行股本之10%，代價為港幣36,000,000元。康寧投資有限公司擁有數碼戶外電視（香港）有限公司全部已發行股本中之權益，而數碼戶外電視（香港）有限公司及其全資附屬公司今媒體有限公司主要從事提供戶外媒體廣告及廣播網絡之業務。該收購事項已於二零零七年八月二十四日完成。於完成時已發行及配發合共31,266,284股本公司新股份作為代價。

34. Reserves

34. 儲備

The Company

本公司

		Share premium 股份溢價 HK$'000 港幣千元	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Share options reserve 優先認股權儲備 HK$'000 港幣千元	Convertible loan note reserve 可換股貸款票據儲備 HK$'000 港幣千元	Contributed surplus 繳入盈餘 HK$'000 港幣千元	Accumulated losses 累計虧損 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
At January 1, 2006	於二零零六年一月一日	-	916	-	185	361,491	(335,632)	26,960
Loss for the year	年內虧損	-	-	-	-	-	(173,821)	(173,821)
At December 31, 2006 and January 1, 2007	於二零零六年十二月三十一日及二零零七年一月一日	-	916	-	185	361,491	(509,453)	(146,861)
Recognition of equity-settled share-based payment	確認以權益結算並以股份付款	-	-	2,153	-	-	-	2,153
Issue of shares upon exercise of share options	於優先認股權獲行使時發行股份	226	-	(72)	-	-	-	154
Issue of shares upon acquisition of available-for-sale financial assets	於收購可供出售金融資產時發行股份	4,734	-	-	-	-	-	4,734
Lapse of share options	優先認股權失效	-	-	(64)	-	-	64	-
Loss for the year	年內虧損	-	-	-	-	-	(28,940)	(28,940)
At December 31, 2007	**於二零零七年十二月三十一日**	**4,960**	**916**	**2,017**	**185**	**361,491**	**(538,329)**	**(168,760)**

34. Reserves (continued)

Under the Companies Act 1981 of Bermuda (as amended), the Company can make a distribution out of contributed surplus. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

At December 31, 2007 and December 31, 2006, the Company did not have any distributable reserves available for distribution.

34. 儲備(續)

根據百慕達一九八一年公司法(經修訂),本公司之繳入盈餘賬為可供分派。然而,本公司不得在以下情況下宣派或派付股息,或從繳入盈餘作出分派:

(a) 現時或將於付款後無法如期償還其負債;或

(b) 其資產之可變現值將因而低於其負債及其已發行股本與股份溢價賬之總和。

截至二零零七年十二月三十一日及二零零六年十二月三十一日,本公司並無任何可供分派儲備。

35. Acquisition of subsidiaries

35. 收購附屬公司

On July 31, 2007, the Group further acquired 5% of the issued share capital of Dalian Auto Italia Car Trading Co. Limited for considerations of approximately HK$287,000. The amount of goodwill arising as a result of the acquisition was approximately HK$308,000.

於二零零七年七月三十一日，本集團以約港幣287,000元之代價進一步收購大連快意汽車貿易有限公司已發行股本之5%。該收購所產生之商譽金額約為港幣308,000元。

The net assets acquired in the transaction and the goodwill arising were as follows:

於該交易內收購之資產淨值及產生之商譽如下：

		Acquiree's carrying amount before combination 於合併前被收購方之賬面值 HK$'000 港幣千元	Fair value adjustment 公平值調整 HK$'000 港幣千元	Total fair value 公平值總額 HK$'000 港幣千元
Net assets/(liabilities) acquired:	收購之資產／(負債)淨值：			
Property, plant and equipment	物業、廠房及設備	115	–	115
Inventories	存貨	542	–	542
Trade and other receivables	貿易往來及其他應收賬款	103	–	103
Cash and cash equivalents	現金及現金等值項目	295	–	295
Trade and other payables	貿易往來及其他應付賬款	(1,076)	–	(1,076)
		(21)	–	(21)
Goodwill	商譽			308
Total consideration	總代價			287
Satisfied by:	償付：			
Cash	現金			287
Net cash inflow from acquisition:	收購之現金流入淨額：			
Cash consideration	現金代價			(287)
Cash and cash equivalents acquired	收購之現金及現金等值項目			295
				8

35. Acquisition of subsidiaries (continued)

35. 收購附屬公司（續）

Goodwill arose in the business combination because the cost of the combination included a control premium paid to acquire Dalian Auto Italia Car Trading Co. Limited. In addition, the consideration paid for the combination effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of Dalian Auto Italia Car Trading Co. Limited. These benefits are not recognised separately from goodwill as the future economic benefits arising from them cannot be reliably measured.

由於合併成本當中包括收購大連快意汽車貿易有限公司所支付之控制溢價，因此業務合併中產生商譽。此外，就合併實際支付之代價包括有關預期協同效益、收益增長、未來市場發展及大連快意汽車貿易有限公司之整體人力資源。由於該等因素所產生之未來經濟利益不能可靠計算，因此並無從商譽中分開確認該等利益。

Further acquisition of 5% issued share capital of Dalian Auto Italia Car Trading Co. Limited contributed approximately HK$54,000 to the Group's profit for the period between the date of acquisition and the balance sheet date respectively.

進一步收購大連快意汽車貿易有限公司已發行股本之5%，於收購日期至結算日期間為本集團貢獻約港幣54,000元之盈利。

If the acquisition had been completed on January 1, 2007, the profit for the year attributable to equity holders of the Company would have been approximately HK$35,621,000. The proforma information is for illustrative purposes only and is not necessarily an indication of profit for the year attributable to equity holders of the Company that actually would have been achieved had the acquisition been completed on January 1, 2007, nor is it intended to be a projection of future results.

假設該收購已於二零零七年一月一日完成，則本公司權益持有人應佔年度盈利應約為港幣35,621,000元。該備考資料僅作參考用途，並不一定反映在假設收購已於二零零七年一月一日完成之情況下本公司權益持有人應佔年度盈利，亦不擬作為未來業績之預測。

On January 31, 2006, the Group acquired 100% of the issued share capital of Firmmark Limited for considerations of approximately HK$935,000. In addition, the Group further acquired 0.08% of the issued share capital of a subsidiary, Technorient Limited for considerations of HK$200,000 on May 31, 2006. The amount of goodwill arising as a result of the acquisitions was HK$291,000 in aggregate.

於二零零六年一月三十一日，本集團以約港幣935,000元之代價收購恒標有限公司已發行股本之100%。此外，於二零零六年五月三十一日，本集團以港幣200,000元之代價進一步收購附屬公司勵安有限公司已發行股本之0.08%。因收購而產生之商譽金額合共為港幣291,000元。

35. Acquisition of subsidiaries (continued)

35. 收購附屬公司（續）

The net assets acquired in the transaction and the goodwill arising were as follows:

於該交易內收購之資產淨值及產生之商譽如下：

		Acquiree's carrying amount before combination 於合併前被收購方之賬面值 HK$'000 港幣千元	Fair value adjustment 公平值調整 HK$'000 港幣千元	Total fair value 公平值總額 HK$'000 港幣千元
Net assets/(liabilities) acquired:	收購資產／（負債）淨值：			
Property, plant and equipment	物業、廠房及設備	88	–	88
Interest in an associate	於一間聯營公司之權益	4	–	4
Deferred tax assets	遞延稅項資產	5	–	5
Inventories	存貨	1,944	–	1,944
Trade and other receivables	貿易往來及其他應收賬款	6,678	–	6,678
Cash and cash equivalents	現金及現金等值項目	22	–	22
Trade and other payables	貿易往來及其他應付賬款	(4,601)	–	(4,601)
Bills payables	應付票據	(856)	–	(856)
Borrowings – due within one year	於一年內到期之貸款	(2,440)	–	(2,440)
		844	–	844
Goodwill	商譽			291
Total consideration	總代價			1,135
Satisfied by:	償付：			
Cash	現金			1,135
Net cash outflow from acquisition:	收購之現金流出淨額：			
Cash consideration	現金代價			(1,113)

36. Disposal of subsidiaries

36. 出售附屬公司

(a) Loss on disposal of a subsidiary

(a) 出售一間附屬公司之虧損

The net assets of a subsidiary at the date of disposal were as follows:

於出售當日該附屬公司之資產淨值如下：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Net assets disposed of:	出售資產淨值：		
Property, plant and equipment	物業、廠房及設備	–	6,555
Interest in an associate	於一間聯營公司之權益	–	3,048
Deferred tax assets	遞延税項資產	–	2,457
Inventories	存貨	–	26,204
Trade and other receivables	貿易往來及其他應收賬款	–	25,214
Cash and cash equivalents	現金及現金等值項目	–	2,264
Trade and other payables	貿易往來及其他應付賬款	–	(37,104)
Borrowings – due within one year	於一年內到期之貸款	–	(12,703)
		–	15,935
Loss on disposal of a subsidiary	出售附屬公司之虧損	–	(15,935)
Total consideration	總代價	–	–

During the year ended December 31, 2006, the Company disposed interest in certain subsidiaries. Corich, an indirect wholly-owned subsidiary of the Company, disposed 39% interest in Technorient in consideration for the issue by CPMM of an aggregate of 727,273 CPMM's preference convertible shares of par value of US$0.001 each convertible into an aggregate of 67,057,843 CPMM's common shares of par value of US$0.001 each. The resulting loss of the disposal was approximately HK$15.9 million.

於截至二零零六年十二月三十一日止年度，本公司出售於若干附屬公司之權益。本公司之間接全資附屬公司Corich出售於勵安之39%權益，代價為由CPMM發行合共727,273股每股面值0.001美元之可兑換為67,057,843股每股面值0.001美元的CPMM普通股的CPMM優先可換股。出售產生的虧損為合共港幣15,900,000元。

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

36. Disposal of subsidiaries (continued)

36. 出售附屬公司（續）

(b) Gain on disposal of subsidiaries

(b) 出售附屬公司之收益

The net assets of subsidiaries at the date of disposal were as follows:

於出售當日，附屬公司之資產淨值如下：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Net assets disposed of:	出售資產淨值：		
Investments properties	投資物業	**227,340**	–
Properties, plant and equipment	物業、廠房及設備	**75,046**	–
Deferred tax assets	遞延税項資產	**194**	–
Trade and other receivables	貿易往來及其他應收款項	**803**	702
Cash and cash equivalents	現金及現金等值項目	**149**	–
Provision of a legal claim	司法索償撥備	**–**	(30,656)
Trade and other payables	貿易往來及其他應付款項	**(5,057)**	(913)
Tax payable	應付税項	**(1,692)**	–
Deferred tax liabilities	遞延税項負債	**(19,909)**	–
Realisation of exchange reserve	匯兑儲備變現	**–**	2,243
		276,874	(28,624)
Net consideration	代價淨額	**(357,613)**	–
		80,739	28,624
Transaction costs	交易成本	**(4,718)**	–
Gain on disposal of subsidiaries	出售附屬公司之收益	**76,021**	28,624
Satisfied by:	償付：		
Cash	現金	**357,613**	–
Net cash inflow from disposal:	出售之現金流入淨額：		
Cash consideration	現金代價	**357,613**	–
Transaction costs paid	已付交易成本	**(4,718)**	–
Cash and cash equivalents disposed	出售之現金及現金等值項目	**(149)**	–
		352,746	–

36. Disposal of subsidiaries (continued)

(i) On September 13, 2007, Wo Kee Hong (B.V.I.) Limited ("WKH BVI"), a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement that WKH BVI agreed to sell the entire issued share capital of Wo Kee Hong Estates Limited ("WKH Estates") and Ever Rising Investments Limited ("Ever Rising"), two wholly-owned subsidiaries of WKH BVI for a total consideration of HK$373,000,000. Pursuant to the sale and purchase agreement, WKH BVI and the purchaser shall agree to the adjustments on assets and liabilities of WKH Estates and Ever Rising which is determined by reference to the balance sheets of WKH Estates and Ever Rising. The adjusted liabilities exceed the adjusted assets by approximately HK$15,387,000 and the resulting net consideration received by WKH BVI was approximately HK$357,613,000. The disposal was completed on November 29, 2007 and the transaction costs incurred was approximately HK$4,718,000. The gain of such disposal was approximately HK$76,021,000.

(ii) On November 14, 2006, the Company announced that WKH BVI as the vendor entered into an agreement with Surestatus as the purchaser whereby WKH BVI has agreed to sell and Surestatus agreed to purchase 100% interest in the issued share capital of Che Chuen for a consideration of HK$1.00. The resulting gain of such disposal was approximately HK$28.6 million.

36. 出售附屬公司(續)

(i) 於二零零七年九月十三日，本公司之全資附屬公司Wo Kee Hong (B.V.I.) Limited(「WKH BVI」)訂立買賣協議，據此WKH BVI 同意出售其兩間全資附屬公司Wo Kee Hong Estates Limited(「WKH Estates」)及Ever Rising Investments Limited(「Ever Rising」)之全部已發行股本，總代價為港幣373,000,000元。根據該買賣協議，WKH BVI及買方同意對WKH Estates及Ever Rising之資產及負債作出調整，而有關調整乃參考WKH Estates及Ever Rising之資產負債表而釐定。經調整之負債超出經調整之資產約港幣15,387,000元，而因此WKH BVI收取之淨代價約為港幣357,613,000元。該出售已於二零零七年十一月二十九日完成，而所產生之交易成本約為港幣4,718,000元。該出售之收益約為港幣76,021,000元。

(ii) 於二零零六年十一月十四日，本公司宣佈本公司全資附屬公司WKH BVI(作為賣方)與Surestatus(作為買方)訂立一份協議，據此WKH BVI同意出售而Surestatus同意購買Che Chuen之全部已發行股本，代價為港幣1.00元。該出售產生之收益為約港幣28,600,000元。

37. Major non-cash transactions

On August 13, 2007, National Cape Development Limited, an indirect wholly-owned subsidiary of the Company, entered into a share acquisition agreement with Yang Pei, Executive Talent Limited, Ye Ai Fang, as vendors, Lau Chi Yuen, Joseph and Yuen Nim Cho, as guarantors to acquire 10% issued share capital in Corning Investments Limited at a consideration of HK$36 million. Corning Investments Limited is interested in the entire issued share capital of Digital Outdoor Television (Hong Kong) Limited which together with its wholly-owned subsidiary, Today's Media Limited, are principally engaged in the business of the provision of outdoor media advertising and broadcasting network. The acquisition was completed on August 24, 2007. A total of 31,266,284 new shares of the Company had been issued and allotted as consideration upon completion. The details of the acquisition set out in the circular of the Company dated August 30, 2007.

37. 主要非現金交易

於二零零七年八月十三日，本公司之間接全資附屬公司National Cape Development Limited與楊佩、Executive Talent Limited、葉藹芳(賣方)、劉智遠及袁念祖(擔保人)訂立股份收購協議，以收購康寧投資有限公司已發行股本之10%，代價為港幣36,000,000元。康寧投資有限公司擁有數碼戶外電視(香港)有限公司全部已發行股本中之權益，而數碼戶外電視(香港)有限公司及其全資附屬公司今媒體有限公司主要從事提供戶外媒體廣告及廣播網絡之業務。該收購事項已於二零零七年八月二十四日完成。於完成時已發行及配發合共31,266,284股本公司新股份作為代價。該收購之詳情載於本公司日期為二零零七年八月三十日之通函。

38. Material related party transactions

In addition to the balances with related parties disclosed elsewhere in the financial statements, during the year, the Group entered into the following significant related party transactions:

38. 與關聯人士之主要交易

除財務報表其他部份所披露之關聯人士結餘外，本集團於本年度內進行下列重要關聯人士交易：

		2007 **二零零七年** **HK$'000** **港幣千元**	2006 二零零六年 HK$'000 港幣千元
Management and agency fee paid to a related company which received the amounts on behalf of a building management fund (a), (b)	付予一間關聯公司(代一份樓宇管理基金收取)之管理費及代理費(a)、(b)	**3,822**	4,187
Advisory fee paid to a related company (a)	付予一間關聯公司之諮詢費(a)	**40**	–
Purchase of goods from a related company (a)	自一間關聯公司購入貨物(a)	**150**	50
Purchase of goods from a Director (a)	自一名董事購入貨物(a)	**1,350**	–
Sales of goods to related companies (a)	售貨予關聯公司(a)	**4,596**	42

38. Material related party transactions (continued) 38. 與關聯人士之主要交易（續）

(a) The pricing of transactions regarding advertising sponsorship, air-conditioning maintenance service fee, artist fee received, management and agency fees, advisory fee, goods sold to a related company and goods purchase from a related company/a director were determined by the Directors on the basis of estimated market value.

(a) 有關付予一間關聯公司之管理費和代理費、諮詢服務費以及付予一間關聯公司或董事之售貨交易之價格乃由董事按估計市場價值釐定。

(b) The related companies acted as a building manager to operate a building management fund for a building owned by the Group and collected the management and agency fee from the Group on behalf of the building management fund. During the year ended December 31, 2007, management fee of approximately HK$313,000 (2006: HK$417,000) and accounting service fee of approximately HK$162,000 (2006: HK$162,000) were paid to the related company by the building management fund.

(b) 該關聯公司為本集團擁有之一幢樓宇擔任樓宇經理，以經營該樓宇之管理基金，並代該樓宇管理基金向本集團收取管理費及代理費。截至二零零七年十二月三十一日止年度，該樓宇管理基金支付予該關聯公司管理費港幣313,000元（二零零六年：港幣417,000元）及會計服務費港幣162,000元（二零零六年：港幣162,000元）。

(c) During the year ended December 31, 2006, a wholly-owned subsidiary of the Company disposed its 100% interest in the issued share capital of Che Chuen to Surestatus, a company wholly-owned by Mr. Richard Man Fai LEE. The transaction was on normal commercial terms and in the ordinary and usual course of business of the Company. For details, please refer to note 36.

(c) 於截至二零零六年十二月三十一日止年度，本公司之一間全資附屬公司向Surestatus（一間由李文輝先生全資擁有之公司）出售其於Che Chuen已發行股本之100%權益。該交易乃按正常商業條款於本公司一般及日常業務過程中訂立。詳情請參閱附註第36項。

Compensation of key management personnel 重要管理人員之報酬

The remuneration of Directors and other members of key management during the year were as follows:

本年度內董事及其他重要管理人員之薪酬如下：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Fees	袍金	**297**	297
Salaries and other benefits	薪金及其他福利	**6,535**	6,893
Performance related incentive payments	與業務表現相關之獎金	**300**	–
Retirement benefit scheme contributions	退休福利計劃之供款	**41**	46
Short-term employee benefits	短期僱員福利	**7,173**	7,236

The remuneration of Directors and other members of key management are determined by the remuneration committee having regard to the performance of individuals and market trends.

董事及其他重要管理人員之薪酬由薪酬委員會依據各人之表現及市況釐定。

39. Operating leases

The Group as lessor

Property rental income earned, net of outgoings of approximately HK$4,926,000 (2006: HK$5,948,000) during the year was approximately HK$10,505,000 (2006: HK$3,738,000). The property held has committed tenants for the next year.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments which fall due:

39. 經營租賃安排

本集團為出租人

本年度物業租金收入經扣除港幣4,926,000元支出(二零零六年：港幣5,948,000元)為港幣10,505,000元(二零零六年：港幣3,738,000元)。該物業於未來一年有承擔租客。

於結算日，本集團與租客定約之未來最低租賃付款如下：

		2007 **二零零七年** **HK$'000** **港幣千元**	2006 二零零六年 HK$'000 港幣千元
Within one year	一年內	**373**	11,094
In the second to fifth year inclusive	第二至第五年	**–**	9,240
		373	20,334

The Group as lessee

本集團為承租人

		2007 **二零零七年** **HK$'000** **港幣千元**	2006 二零零六年 HK$'000 港幣千元
Minimum lease payments under operating leases recognised in the income statement for the year	本年度損益表已確認根據經營租賃繳付之最低付款額	**15,916**	10,925

39. Operating leases (continued)

39. 經營租賃安排(續)

At the balance sheet date, the Group had commitments under non-cancellable operating leases, which fall due as follows:

於結算日，本集團不可取消之經營租賃承擔如下：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Within one year	一年內	**22,947**	12,202
In the second to fifth year inclusive	第二至第五年	**25,096**	10,005
		48,043	22,207

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated for an average term of two years and rentals are fixed for an average of one year.

經營租賃付款指本集團就若干辦公室物業之應付租金。租賃之平均年期為兩年而租金則平均一年釐定一次。

At December 31, 2007, the Company had no significant commitments under non-cancellable operating leases (2006: nil).

於二零零七年十二月三十一日，本公司並無重大不可取消之經營租賃承擔(二零零六年：無)。

40. Capital commitments

40. 資本承擔

		The Group 本集團 2007 二零零七年 HK$'000 港幣千元	 2006 二零零六年 HK$'000 港幣千元
Authorised but not contracted for	已獲授權惟尚未訂約	**579**	–
Contracted but not provided for	已訂約惟尚未撥備	**46**	2,380
		625	2,380

At the balance sheet date, the Company did not have any significant capital commitments.

於結算日，本公司均概無任何重大資本承擔。

41. Contingent liabilities

41. 或然負債

(a) At the balance sheet date, the Group and the Company had the following outstanding contingent liabilities which are not provided for in the financial statements in respect of banking facilities and other facilities made available to subsidiaries:

(a) 於結算日，本集團及本公司就附屬公司獲取銀行信貸及其他信貸而未於財務報表撥備之或然負債如下：

		The Group 本集團		The Company 本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Guarantees given for banking facilities made available to subsidiaries	為附屬公司獲取銀行信貸及其他貸款作出擔保	**–**	–	**279,862**	320,540
Guarantees given for other facilities made available to subsidiaries	就附屬公司獲取其他信貸發出之其他擔保	**–**	–	**24,559**	5,079
		–	–	**304,421**	325,619

(b) At December 31, 2006, the Group had contingent liabilities of approximately HK$1.2 million in respect of proceedings involving a subsidiary of the Company in India.

(b) 於二零零六年十二月三十一日，本集團之或然負債包括因一宗涉及本公司在印度一間附屬公司之法律程序所涉之約港幣1,200,000元。

(c) Under a share purchase and subscription agreement signed on June 30, 2006, a subsidiary of the Company provided a guarantee amounting to a maximum of RMB11 million (approximately HK$11.8 million) in settlement of certain liabilities of the disposed entity incurred prior to disposal. During the year ended December 31, 2007, HK$7,500,000 (2006: nil) were agreed and due under the guarantee, and a provision for this amount has been recognised in the consolidated financial statements of the Group.

(c) 根據一項於二零零六年六月三十日訂立之股份購買及認購協議，本公司之一間附屬公司提供最多人民幣11,000,000元(約港幣11,800,000元)之擔保，以償付所出售公司於出售前產生之若干負債。於截至二零零七年十二月三十一日止年度，根據該擔保協定及應付之金額為港幣7,500,000元(二零零六年：無)，而就該金額所作之撥備已在本集團綜合財務報表中確認。

42. Derivative financial instruments

At December 31, 2007, the Group had entered into forward contracts denominated in Hong Kong Dollar ("HKD"), United States Dollar ("USD"), Japan Yen ("JPY"), Euro ("EUR") and Singapore Dollar ("SGD"). The major terms of the foreign currency forward contracts are as follows:

42. 衍生金融工具

於二零零七年十二月三十一日，本集團已簽署以港元、美元、日元、歐元及新加坡元為單位的遠期合約。外幣遠期合約之主要條款如下：

Notional amount 名義金額	Maturity 到期日	Exchange rates 匯率
Sell HKD1,340 賣價港幣1,340元	January 17, 2008 二零零八年一月十七日	HKD0.0687 to JPY1 港幣0.0687元兑1日元
Sell HKD142,342 賣價港幣142,342元	January 31, 2008 二零零八年一月三十一日	HKD10.565 to EUR1 港幣10.565元兑1歐元
Sell HKD4,582,800 賣價港幣4,582,800元	June 17, 2008 二零零八年六月十七日	HKD11.503 to EUR1 港幣11.503元兑1歐元
Sell SGD27,056 賣價27,056新加坡元	February 15, 2008 二零零八年二月十五日	SGD1.4475 to USD1 1.4475新加坡元兑1美元
Sell SGD156,642 賣價156,642新加坡元	February 15, 2008 二零零八年二月十五日	SGD1.4475 to USD1 1.4475新加坡元兑1美元
Sell SGD25,243 賣價25,243新加坡元	February 15, 2008 二零零八年二月十五日	SGD1.4460 to USD1 1.4460新加坡元兑1美元
Sell SGD76,385 賣價76,385新加坡元	February 15, 2008 二零零八年二月十五日	SGD1.4460 to USD1 1.4460新加坡元兑1美元
Sell SGD5,339 賣價5,339新加坡元	February 15, 2008 二零零八年二月十五日	SGD1.4460 to USD1 1.4460新加坡元兑1美元
Sell SGD421,499 賣價421,499新加坡元	February 28, 2008 二零零八年二月二十八日	SGD1.4420 to USD1 1.4420新加坡元兑1美元
Sell SGD348,313 賣價348,313新加坡元	February 4, 2008 二零零八年二月四日	SGD1.45 to USD1 1.45新加坡元兑1美元
Sell SGD29,665 賣價29,665新加坡元	January 4, 2008 二零零八年一月四日	SGD0.01327 to JPY1 0.01327新加坡元兑1日元
Sell SGD61,450 賣價61,450新加坡元	February 4, 2008 二零零八年二月四日	SGD0.01339 to JPY1 0.01339新加坡元兑1日元

42. Derivative financial instruments (continued)

42. 衍生金融工具(續)

The above derivatives are measured at fair value at each balance sheet date. Their fair values are determined based on the quoted market prices for equivalent instruments at the balance sheet date.

上述衍生工具於每個結算日以公平值計量。其公平值乃按結算日等同衍生工具之市場報價釐定。

43. Pledge of assets

43. 資產抵押

		The Group 本集團	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Land and buildings	土地及樓宇	**–**	76,161
Inventories	存貨	**19,601**	24,299
Investment properties	投資物業	**7,100**	232,418
Properties held for sale	持作出售物業	**23,400**	23,400
Deposits in bank	銀行存款	**86,796**	8,500
All assets of a subsidiary	一間附屬公司之全部資產	**19,602**	20,345

The amount represents assets pledged to banks and other licensed financial institutions to secure banking facilities granted to the Group. The pledged assets will be released upon the settlement of relevant bank borrowings.

金額乃本集團就取得銀行信貸而向銀行及其他持牌金融機構所抵押之資產。受抵押資產將於相關銀行貸款償還後解除。

44. Events after balance sheet date

44. 結算日後事項

(i) On January 18, 2008, Wo Kee Hong (B.V.I.) Limited ("WKH BVI"), a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement with Mr. Richard Man Fai LEE, as vendor, pursuant to which WKH BVI agreed to acquired the entire issued share capital in Sunny Villa Holdings Limited ("Sunny Villa") and a non-interest bearing loan in the amount of approximately HK$1.8 million owned by Sunny Villa to Mr. Richard Man Fai LEE, at an aggregate consideration of HK$4.3 million which shall be settled by internal resources of the Company and payable in cash at completion. Mr. Richard Man Fai LEE, is the Executive Chairman, the Chief Executive Officer and a controlling shareholder of the Company. Further details were set out in the announcement of the Company dated January 18, 2008.

(i) 於二零零八年一月十八日,本公司之全資附屬公司Wo Kee Hong (B.V.I.) Limited(「WKH BVI」)與李文輝先生(「賣方」)訂立買賣協議,據此WKH BVI同意收購裕寧控股有限公司(「裕寧控股」)之全部已發行股本及裕寧控股所欠李文輝先生為數約港幣1,800,000元之不計息貸款,總代價為港幣4,300,000元,將從本公司內部資源撥款,於完成時以現金支付。李文輝先生為本公司之執行主席、行政總裁兼控股股東。詳情載於本公司日期為二零零八年一月十八日之公告。

44. Events after balance sheet date (continued)

(ii) On March 28, 2008, the Company announced its proposal to effect a capital reorganisation which will involve:

(a) the reduction of the nominal value of each share in issue from HK$1.00 to HK$0.10 by canceling paid up capital to the extent of HK$0.9 for each issued share on the date the capital reduction becoming effective;

(b) the subdivision of each authorised but unissued share into 10 adjusted shares of HK$0.10 each;

(c) the transfer of the credit arising from the capital reduction to the contributed surplus account of the Company; and

(d) the utilisation of the contributed surplus account of the Company resulting in (c) above to eliminate the entire balance of the accumulated losses.

The Company also proposed to refresh the scheme limit under the 2002 Share Option Scheme and a bonus share issue on the basis of one bonus share of HK$0.10 for every five adjusted shares of HK$0.10 each held by the shareholders whose names appear on the register of members of the Company on the record date and such bonus shares will be issued and credited as fully paid and will rank pari passu with the then issued adjusted shares in all respects with effect from the date of issue. Further details were set out in the announcement of the Company dated March 28, 2008.

44. 結算日後事項(續)

(ii) 於二零零八年三月二十八日,本公司宣佈實行股本重組之建議,其中涉及下列事項:

(a) 透過於削減股本生效日期註銷每股已發行股份之已繳股本港幣0.9元,將每股已發行股份之面值由港幣1.00元削減至港幣0.10元;

(b) 將每股法定但未發行股份拆細為10股每股面值港幣0.10元之經調整股份;

(c) 削減股本所產生之進賬轉撥至本公司之繳入盈餘賬;及

(d) 動用上文第(c)項所產生之本公司繳入盈餘賬,以撇銷累計虧損之全部結餘。

本公司亦建議更新二零零二年優先認股權計劃之計劃上限,以及按於記錄日期名列本公司股東名冊之股東每持有五股每股面值港幣0.10元之經調整股份獲發一股面值港幣0.10元紅股之基準發行紅股,而該等紅股將以入賬列為繳足之方式發行,並由發行日期起將在各方面與當時已發行之經調整股份享有同等地位。有關詳情載於本公司日期為二零零八年三月二十八日之公告。

45. Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt (which includes borrowings, convertible loan note and obligations under finance leases), cash and cash equivalents and equity attributable to equity holders of the Company, comprising issued share capital, reserves and accumulated losses.

45. 資本風險管理

本集團管理其資本,以確保本集團旗下實體將能繼續持續經營業務,同時透過優化債務及股本結餘為股東爭取最大回報。本集團之整體策略與去年一致。

本集團之資本架構包括負債(包括借貸、可換股貸款票據及融資租賃債務)、現金及現金等值項目以及本公司權益持有人應佔權益(包括已發行股本、儲備及累計虧損)。

45. Capital risk management (continued)

45. 資本風險管理（續）

Gearing ratio

負債比率

The gearing ratios at December 31, 2007 and December 31, 2006 were as follows:

於二零零七年十二月三十一日及二零零六年十二月三十一日之負債比率如下：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Debt (note (a))	債項（附註(a)）	**115,644**	166,031
Cash and cash equivalents	現金及現金等值項目	**(363,949)**	(40,944)
Net debt	債項淨額	**(248,305)**	125,087
Equity (note (b))	權益（附註(b)）	**380,378**	303,976
Gearing ratio	負債比率	**N/A不適用**	41.15%

Notes:

附註：

(a) Debt comprises long-term and short-term borrowings, obligations under finance leases and convertible loan note as detailed in notes 31, 30 and 28 respectively.

(a) 債項包括長期及短期借貸、融資租賃債務及可換股貸款票據，詳情分別載於附註第31、30及28項。

(b) Equity includes all capital and reserves of the Group.

(b) 權益包括本集團所有資本及儲備。

46. Financial instruments

46. 金融工具

(a) Categories of financial instruments

(a) 金融工具分類

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Financial assets	**金融資產**		
Fair value through profit or loss – Held for trading	按公平值計入損益 － 持有作買賣	**17**	11
Loans and receivables (including cash and cash equivalents)	貸款及應收賬款 （包括現金及現金等值項目）	**560,072**	194,335
Available-for-sale financial assets	可供出售金融資產	**30,527**	527
Financial liabilities	**金融負債**		
Amortised cost	攤銷成本	**397,863**	382,735

46. Financial instruments (continued)

(b) Financial risk management objectives and policies

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

(i) Market risk

The Group's activities expose it primarily to the financial risks of changes in foreign exchange rates, interest rates and equity prices. The Group enters into a variety of derivative financial instruments to manage its exposure to foreign currency risks, including:

- forward foreign exchange contracts are entered into in respect of highly probable foreign currency forecast sales to limit its exposure to exchange rate risk in relation to foreign currency denominated monetary items.

Market risk exposures are measured using sensitivity analysis.

There has been no change to the Group's exposure to market risks or the manner in which it manages and measures the risk.

Foreign currency risk management

Several subsidiaries of the Group have foreign currency sales and purchases, which expose the Group to foreign currency risk. The management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

46. 金融工具(續)

(b) 金融風險管理目標及政策

本集團之活動使其須面對多種金融風險：市場風險(包括貨幣風險、利率風險及其他價格風險)、信用風險及流動性風險。本集團之整體風險管理計劃針對金融市場之不可預測性，並務求盡量減低可能對本集團財務表現構成之不利影響。

(i) 市場風險

本集團之活動主要面對涉及匯率、利率及股本價格變動之金融風險。本集團訂立多項衍生金融工具，以管理其所面對之外幣風險，其中包括：

- 就極可能發生之外幣預期銷售而訂立遠期外匯合約，以降低本集團所面對有關以外幣為單位貨幣項目之匯率風險。

所面對之市場風險乃使用敏感度分析而計量。

本集團所面對之市場風險或本集團管理及計量風險之方式並無變動。

外幣風險管理

本集團數間附屬公司以外幣進行銷售及採購，使本集團面對外幣風險。管理層監察所面對之外匯風險，並會於有需要時考慮對沖重大之外幣風險。

46. Financial instruments (continued)

46. 金融工具(續)

(b) Financial risk management objectives and policies (continued)

(b) 金融風險管理目標及政策(續)

(i) ***Market risk*** *(continued)*

(i) 市場風險(續)

Foreign currency risk management (continued)

外幣風險管理(續)

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

本集團於呈報日期以外幣為單位之貨幣資產及貨幣負債之賬面值如下:

		Liabilities 負債		Assets 資產	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
USD	美元	**40,577**	56,352	**635**	346
RMB	人民幣	**6,371**	2,208	**36,559**	23,543
EUR	歐元	**1,557**	75	**1,212**	22
JPY	日元	**3,597**	5,479	**–**	–
SGD	新加坡元	**12,559**	11,025	**30,743**	26,396
MYD	馬幣	**17,311**	22,605	**18,036**	22,708

Sensitivity analysis

敏感度分析

The Group is mainly exposed to the effects of fluctuation in USD, RMB, EUR, JPY, SGD and MYD.

本集團主要面對美元、人民幣、歐元、日元、新加坡元及馬幣波動之影響。

The following table details the Group's sensitivity to a 5% increase and decrease in the Hong Kong dollars against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes outstanding foreign currency denominated monetary items and foreign currency forward contracts, and adjusts their translation at the period end for a 5% change in foreign currency rates. The sensitivity analysis includes external loans as well as loans to foreign operations within the Group where the denomination of the loan is in a currency other than the currency of the lender or the borrower. A positive number below indicates an increase in profit and other equity where the Hong Kong dollars strengthen 5% against the relevant currency. For a 5% weakening of the Hong Kong dollars against the relevant currency, there would be an equal and opposite impact on the profit and other equity, and the balances below would be negative.

下表詳列因應本集團對於港元兌相關外幣匯率上下波動5%之敏感度。5%為向內部主要管理人員匯報外幣風險所用之敏感率,並指管理層對匯率可能合理變動之評估。敏感度分析包括以外幣計算之尚未平倉貨幣項目,並於期末調整其換算以反映匯率之5%變動。敏感度分析包括對外貸款以及予本集團內之外國業務之貸款,而貸款之幣值為借方或貸方之貨幣者。下列正數表示港元兌相關外幣出現港元轉強5%,以致盈利及其他權益增加。倘港元兌相關外幣出現港元減弱5%,將會對盈利及其他權益造成相等及相反之影響,而下列結餘將會為負數。

46. Financial instruments (continued)

46. 金融工具(續)

(b) Financial risk management objectives and policies (continued)

(b) 金融風險管理目標及政策(續)

(i) ***Market risk*** *(continued)*

(i) 市場風險(續)

Foreign currency risk management (continued)

外幣風險管理(續)

Sensitivity analysis (continued)

敏感度分析(續)

		Impact of USD 美元之影響		Impact of RMB 人民幣之影響	
		2007 **二零零七年** **HK$'000** **港幣千元**	2006 二零零六年 HK$'000 港幣千元	**2007** **二零零七年** **HK$'000** **港幣千元**	2006 二零零六年 HK$'000 港幣千元
Profit or loss (note)	盈利或虧損(附註)	**1,997**	2,800	**1,509**	1,067

		Impact of EUR 歐元之影響		Impact of JPY 日元之影響	
		2007 **二零零七年** **HK$'000** **港幣千元**	2006 二零零六年 HK$'000 港幣千元	**2007** **二零零七年** **HK$'000** **港幣千元**	2006 二零零六年 HK$'000 港幣千元
Profit or loss (note)	盈利或虧損(附註)	**17**	3	**180**	274

		Impact of SGD 新加坡元之影響		Impact of MYD 馬幣之影響	
		2007 **二零零七年** **HK$'000** **港幣千元**	2006 二零零六年 HK$'000 港幣千元	**2007** **二零零七年** **HK$'000** **港幣千元**	2006 二零零六年 HK$'000 港幣千元
Profit or loss (note)	盈利或虧損(附註)	**909**	769	**36**	5

Note:

This is mainly attributable to the exposure outstanding on receivables and payables denominated in respective currencies at the year end.

附註:

主要來自於年終時以相關貨幣為單位之應收及應付賬款仍然面對之風險。

46. Financial instruments (continued)

(b) Financial risk management objectives and policies (continued)

(i) Market risk (continued)

Interest rate risk management

The Group's cash flow interest rate risk relates primarily to variable-rate borrowings (note 31). It is the Group's policy to keep its borrowings at floating rate of interests so as to minimise the fair value interest rate risk.

The Group's exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note. The Group's cash flow interest rate risk is mainly concentrated on the fluctuation of HIBOR arising from the Group's Hong Kong dollar denominated borrowings.

Sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the balance sheet date. For variable-rate borrowings, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 50 basis point increase or decrease in HIBOR is used when reporting interest rate risk internally to key management personnel and represents management's assessment of the reasonably possible change in interest rates.

If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Group's profit for the year ended December 31, 2007 would decrease/increase by approximately HK$42,000 (2006: HK$67,000). This is mainly attributable to the Group's exposure to interest rates on its variable rate borrowings.

The Group's sensitivity to interest rates has decreased during the current period mainly due to the reduction in variable rate borrowings.

46. 金融工具(續)

(b) 金融風險管理目標及政策(續)

(i) 市場風險(續)

利率風險管理

本集團之現金流利率風險主要與浮息借貸有關(附註第31項)。本集團政策是將借貸維持於浮動利率,以盡量減低公平值利率風險。

本集團就金融資產及金融負債而面對之利率風險在本附註的「流動資金風險管理」一詳詳述。本集團之現金流利率風險主要集中在本集團以港元為單位的借貸所產生之香港銀行同業拆息之波動風險。

敏感度分析

以下敏感度分析乃根據於結算日之衍生工具及非衍生工具之利率風險而釐定。就浮息借貸而言,該分析乃假設於結算日仍未償還之負債金額於整個年度仍不會償還。當向內部主要管理人員匯報利率風險時,乃使用香港銀行同業拆息增加或減少50個基點,並指管理層對利率可能合理變動之評估。

倘利率增加／減少50個基點,而所有其他變數維持不變,則本集團於截至二零零七年十二月三十一日止年度之盈利應會減少／增加約港幣42,000元(二零零六年:港幣67,000元),主要由於本集團所面對浮息借貸之利率風險所致。

本集團於本期間對於利率之敏感度下降,主要由於浮息借貸減少所致。

46. Financial instruments (continued)

(b) Financial risk management objectives and policies (continued)

(i) *Market risk* (continued)

Other price risks

The Group is exposed to equity price risk through its investment in listed equity securities. The management manages this exposure by maintaining a portfolio of investments with different risk and return profiles. The Group's equity price risk is mainly concentrated on equity securities operating in logistics, manufacturing and trading sectors quoted in The Stock Exchange of Hong Kong Limited. In addition, the Group has monitor the price risk and will consider hedging the risk exposure should the need arise.

Sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risk at the reporting date.

If equity prices had been 5% higher/lower, the Group's net profit for the year ended December 31, 2007 would increase/decrease by approximately HK$1,000 (2006: increase/decrease by HK$1,000). This is mainly due to the changes in fair value of other financial assets at fair value through profit or loss.

The Group's sensitivity to equity prices has not changed significantly from prior year.

46. 金融工具（續）

(b) 金融風險管理目標及政策（續）

(i) *市場風險（續）*

其他價格風險

本集團透過於上市股本證券之投資而面對股本價格風險。管理層透過維持具不同風險及回報之投資組合而管理該風險。本集團之股本價格風險主要集中於香港聯合交易所有限公司報價之從事物業、製造及貿易行業公司的股本證券。此外，本集團已監察價格風險，並會於有需要時考慮對沖有關風險。

敏感度分析

以下敏感度分析乃根據於呈報日期所面對之股本價格風險而釐定。

倘股本價格增加／減少5%，則本集團於截至二零零七年十二月三十一日止年度之純利應會增加／減少約港幣1,000元（二零零六年：增加／減少港幣1,000元），主要由於按公平值計入損益之其他金融資產之公平值變動所致。

本集團對於股本價格之敏感度與上年度比較並無重大變動。

46. Financial instruments (continued)

(b) Financial risk management objectives and policies (continued)

(ii) Credit risk

As at December 31, 2007, the Group's maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties and financial guarantees provided by the Group is arising from:

- the carrying amount of the respective recognised financial assets as stated in the consolidated balance sheet; and
- the amount of contingent liabilities in relation to the financial guarantees provided by the Group as disclosed in note 41.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt and debt investments at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

Other than concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings, the Group does not have any other significant concentration of credit risk. Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas.

46. 金融工具(續)

(b) 金融風險管理目標及政策(續)

(ii) 信貸風險

於二零零七年十二月三十一日，本集團由於交易對手未能履行責任及本集團提供財務擔保而會導致本集團招致財務損失之最大信貸風險主要來自：

- 綜合資產負債表所列之相關已確認金融資產之賬面值；及
- 附註第41項所披露與本集團所提供財務擔保有關之或然負債。

為了盡量減低信貸風險，本集團管理層已委派專責隊伍，負責釐定信貸限額、信貸審批及其他監控程序，以確保採取跟進行動以收回逾期債項。此外，本集團於每個結算日均檢討每項個別貿易債項及債務投資的可收回金額，以確保就不能收回金額作出充足減值虧損。在此方面，本公司董事認為本集團的信貸風險已大為降低。

由於交易對手是獲國際評級機構給予高度信貸評級之銀行，因此流動資金之信貸風險有限。

除流動資金之信貸風險集中於存放在獲高度信貸評級之數間銀行的存款外，本集團並無其他重大信貸集中之風險。貿易往來應收賬款涉及大量客戶，而彼等遍佈多個行業及地區市場。

46. Financial instruments (continued)

(b) Financial risk management objectives and policies (continued)

(iii) Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the board of directors, which has built an appropriate liquidity risk management framework for the management of the Group's short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

As at December 31, 2007, the Group has available unutilised overdrafts and short and medium term bank loan facilities of approximately HK$20 million (2006: HK$19 million) and HK$129 million (2006: HK$103 million) respectively.

The following tables detail the Group's remaining contractual maturity for its financial liabilities as well as derivative and certain non-derivative financial assets which are included in the maturity analysis provided internally to the key management personnel for the purpose of managing liquidity risk. For non-derivative financial assets, the tables have been drawn up based on the undiscounted contractual maturities of the financial assets including interest that will be earned on those assets except where the Group anticipates that the cash flow will occur in a different period. For non-derivative financial liabilities, the tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows.

For derivative instruments settle on a net basis, undiscounted net cash inflows/(outflows) are presented. Whereas they require gross settlement, the undiscounted gross inflows and (outflows) on these derivatives are shown in the table.

46. 金融工具(續)

(b) 金融風險管理目標及政策(續)

(iii) 流動資金風險管理

流動資金風險管理之最終責任由董事會承擔,而董事會已設立合適之流動資金風險管理架構,以管理本集團之短期、中期及長期融資及流動資金管理需要。本集團透過維持充足儲備、銀行信貸及後備借貸額度而管理流動資金風險,方法是持續監察預測及實際現金流量以及安排金融資產及金融負債之到期日得到配合。

於二零零七年十二月三十一日,本集團有未動用之透支及短期與中期銀行信貸分別約港幣20,000,000元(二零零六年:19,000,000元)及港幣129,000,000元(二零零六年:港幣103,000,000元)。

下表詳列本集團金融負債之餘下合約到期情況以及衍生及若干非衍生金融資產,該等因素已列入向內部主要管理人員提供作管理流動資金風險用途之到期情況分析。就非衍生金融資產而言,該等附表乃根據金融資產(包括將就該等資產賺取之利息)之非折現合約到期情況而編製,惟當本集團預計現金流量將於不同期間出現則除外。就非衍生金融負債而言,該等附表反映根據本集團被要求還款之最早日期而釐定之非折現現金流量。該等附表包括利息及本金之現金流量。

就以淨值基準結算之衍生工具而言,會列出非折現淨現金流入/(流出)。當需要總額結算時,該等衍生工具之非折現流入及(流出)總額會在表內呈列。

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

46. Financial instruments (continued)

46. 金融工具(續)

(b) Financial risk management objectives and policies (continued)

(b) 金融風險管理目標及政策(續)

(iii) Liquidity risk management (continued)

(iii) 流動資金風險管理(續)

At December 31, 2007

於二零零七年十二月三十一日

		Weighted average effective interest rate 加權平均實際利率 %	Within 1 year 一年內 HK$'000 港幣千元	2 to 5 years 二至五年 HK$'000 港幣千元	Over 5 years 五年以上 HK$'000 港幣千元	Total undiscounted cash flows 非折現現金流量總額 HK$'000 港幣千元	Total carrying amount 賬面總值 HK$'000 港幣千元
Non-derivative financial assets	**非衍生金融資產**						
Equity securities	股本證券	-	17	30,000	-	30,017	30,017
Debt securities	債務證券	-	-	527	-	527	527
Cash and cash equivalents	現金及現金等值項目	0.44%	363,949	-	-	363,949	363,949
Others	其他	-	196,123	-	-	196,123	196,123
			560,089	30,527	-	590,616	590,616
Non-derivative financial liabilities	**非衍生金融負債**						
Trade and other payables	貿易往來及其他應付賬款	-	(243,956)	-	-	(243,956)	(243,956)
Bills payables	應付票據	-	(36,758)	-	-	(36,758)	(36,758)
Amounts due to related companies	應付關聯公司款項	-	(1,343)	-	-	(1,343)	(1,343)
Obligations under finance leases	融資租賃債務	4.00%	(936)	(168)	-	(1,104)	(1,104)
Borrowings	貸款	6.99%	(70,827)	(13,506)	-	(84,333)	(84,333)
Convertible loan note	可換股貸款票據	10.00%	(30,000)	-	-	(30,000)	(30,207)
			(383,820)	(13,674)	-	(397,494)	(397,701)
			176,269	16,853	-	193,122	192,915
Derivative – net settlement	**衍生工具 – 淨結算**						
Foreign exchange forward contracts	外匯遠期合約		7	-	-	7	7

46. Financial instruments (continued) 46. 金融工具(續)

(b) Financial risk management objectives and policies (continued) (b) 金融風險管理目標及政策(續)

(iii) ***Liquidity risk management*** *(continued)* *(iii) 流動資金風險管理(續)*

At December 31, 2006 於二零零六年十二月三十一日

		Weighted average effective interest rate 加權平均實際利率 %	Within 1 year 一年內 HK$'000 港幣千元	2 to 5 years 二至五年 HK$'000 港幣千元	Over 5 years 五年以上 HK$'000 港幣千元	Total undiscounted cash flows 非折現現金流量總額 HK$'000 港幣千元	Total carrying amount 賬面總值 HK$'000 港幣千元
Non-derivative financial assets	**非衍生金融資產**						
Equity securities	股本證券	–	11	–	–	11	11
Debt securities	債務證券	–	–	527	–	527	527
Cash and cash equivalents	現金及現金等值項目	0.85%	40,944	–	–	40,944	40,944
Others	其他	–	153,391	–	–	153,391	153,391
			194,346	527	–	194,873	194,873
Non-derivative financial liabilities	**非衍生金融負債**						
Trade and other payables	貿易往來及其他應付賬款	–	(163,567)	–	–	(163,567)	(163,567)
Bills payables	應付票據	–	(45,984)	–	–	(45,984)	(45,984)
Amounts due to related companies	應付關聯公司款項	–	(6,914)	–	–	(6,914)	(6,914)
Obligations under finance leases	融資租賃債務	4.00%	(1,387)	(1,121)	–	(2,508)	(2,508)
Borrowings	貸款	7.05%	(122,671)	(11,303)	–	(133,974)	(133,974)
Convertible loan note	可換股貸款票據	10.00%	–	(30,000)	–	(30,000)	(29,549)
			(340,523)	(42,424)	–	(382,947)	(382,496)
			(146,177)	(41,897)	–	(188,074)	(187,623)
Derivative – net settlement	**衍生工具 – 淨結算**						
Foreign exchange forward contracts	外匯遠期合約		57	–	–	57	57

46. Financial instruments (continued)

(c) Fair value of financial instruments

The fair value of financial assets and financial liabilities are determined as follows:

(i) the fair value of financial assets and financial liabilities (including derivative instruments) with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices and ask prices respectively; and

(ii) the fair value of other financial assets and financial liabilities (including derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices or rates from observable current market transactions as input. For an option-based derivative, the fair value is estimated using option pricing model (for example, the Black-Scholes option pricing model).

The directors consider that the carrying amounts of financial assets and financial liabilities recorded in the consolidated financial statements approximate their fair values.

46. 金融工具(續)

(c) 金融工具之公平值

金融資產及金融負債之公平值乃按以下方式釐定：

(i) 具標準條款及條件並在活躍流通市場買賣之金融資產及金融負債(包括衍生工具)之公平值乃分別參考市場所報之買入價及賣出價而釐定；及

(ii) 其他金融資產及金融負債(包括衍生工具)之公平值乃根據一般採納之定價模式、基於折現現金流量分析而釐定，並使用來自可觀察現有市場交易之價格或利率作為輸入數據。就以優先認股權為基礎之衍生工具而言，公平值乃使用優先認股權定價模式(例如柏力克•舒爾斯優先認股權定價模式)而估計。

董事認為綜合財務報表所記錄之金融資產及金融負債賬面值與其公平值相若。

47. Share options schemes

1991 Scheme

The Company's share option scheme was adopted on June 22, 1991 ("1991 Scheme") for the primary purpose of providing incentives to Directors and eligible employees and expired on June 21, 2001. The Directors may, at their discretion, grant options to all eligible employees, including executive Directors of the Company and its subsidiaries.

The total number of shares in respect of which options may be granted under the 1991 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 1991 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

As at December 31, 2007, all outstanding options under the 1991 Scheme had been expired.

47. 優先認股權計劃

一九九一年計劃

本公司於一九九一年六月二十二日採納優先認股權計劃(「一九九一年計劃」),主要目的是獎勵董事及合資格僱員。該計劃於二零零一年六月二十一日屆滿。董事可酌情授出優先認股權予所有合資格僱員,包括本公司及其附屬公司之執行董事。

根據一九九一年計劃可授出之優先認股權所涉及之股份總數,在任何時候不得超逾本公司已發行股本之10%。根據一九九一年計劃,向任何個別人士授出之優先認股權所涉及之股份數目,不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

參予人可於獲授予優先認股權當日起計28日內接納優先認股權,並須於接納優先認股權時繳付港幣1元作為代價。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定,不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

於二零零七年十二月三十一日,所有根據一九九一年計劃授出而尚未行使之優先認股權已全部失效。

47. Share options schemes (continued)

2001 Scheme

Another share option scheme ("2001 Scheme") was subsequently adopted pursuant to a resolution passed on June 28, 2001 for the primary purpose of providing incentives to Directors and eligible employees, and was terminated on May 30, 2002 pursuant to a resolution passed on that date.

Under the 2001 Scheme, the Directors may grant options to any full-time employees, including executive and non-executive Directors of the Company and its subsidiaries, to subscribe for shares in the Company.

The total number of shares in respect of which options may be granted under the 2001 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 2001 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

Upon termination of the 2001 Scheme, no further options will be granted but in all other respects, the provisions of the 2001 Scheme shall remain in force and all granted prior to such termination shall continue to be valid and exercisable in accordance therewith.

As at December 31, 2007, all outstanding options under the 2001 Scheme had been expired.

47. 優先認股權計劃(續)

二零零一年計劃

本公司其後於二零零一年六月二十八日通過決議案採納另一項優先認股權計劃(「二零零一年計劃」),主要目的是獎勵董事及合資格僱員。該計劃於二零零二年五月三十日根據該日通過之決議案終止。

根據二零零一年計劃,董事可授出優先認股權予任何全職僱員,包括本公司及其附屬公司之執行及非執行董事,以認購本公司股份。

根據二零零一年計劃可授出之優先認股權所涉及之股份總數,在任何時候不得超逾本公司已發行股本之10%。根據二零零一年計劃,向任何個別人士授出之優先認股權所涉及之股份數目,不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

參予人可於獲授予優先認股權當日起計28日內接納優先認股權,並須於接納優先認股權時繳付港幣1元作為代價。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定,不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃終止後,將不再授出優先認股權,惟在所有其他方面,二零零一年計劃之條款仍將有效,而所有於終止計劃前授出之優先認股權將根據有關計劃條款繼續有效及可予行使。

於二零零七年十二月三十一日,所有根據二零零一年計劃授出而尚未行使之優先認股權已全部失效。

47. Share options schemes (continued)

2002 Scheme

On August 23, 2001, the Stock Exchange has announced amendments to Chapter 17 of the Listing Rules, which has come into effect on September 1, 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the Company adopted a new share option scheme ("2002 Scheme") and terminated the 2001 Scheme on May 30, 2002 pursuant to a resolution passed on that date. The purpose of the 2002 Scheme is to provide incentives or rewards to participants for their contribution to the Group and enable the Group to recruit and retain high calibre employees and attract human resources that are valuable to the Group and any companies in which the Group holds any equity interest. The 2002 Scheme will expire on the 10th anniversary of date of adoption.

Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the following participants of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

1. eligible employees, including Directors; or
2. suppliers or customers; or
3. any person or entity that provides research, development or other technological support; or
4. shareholders; or
5. employees, partners or Directors of any business partners, joint venture partners, financial advisers and legal advisers.

Options granted to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates must be approved by the Independent Non-executive Directors of the Company (excluding any Independent Non-executive Director who is the grantee).

47. 優先認股權計劃(續)

二零零二年計劃

於二零零一年八月二十三日，聯交所宣布修訂上市規則第十七章並於二零零一年九月一日起生效。為符合上市規則修訂及聯交所之公布內容，本公司於二零零二年五月三十日採納另一新優先認股權計劃(「二零零二年計劃」)及根據於該日通過之決議案終止二零零一年計劃。二零零二年計劃旨在鼓勵或嘉獎對本集團有所貢獻之參與人，同時使本集團可招攬及挽留能幹之員工，並吸引重要之人才為本集團及本集團持有任何股份權益之任何公司作出貢獻。二零零二年計劃將自採納日期起計第十週年屆滿。

根據二零零二年計劃，本公司董事會可酌情決定向與本公司、其附屬公司及本集團持有任何股份權益之任何公司有關之以下參與人士授予優先認股權，以認購本公司股份：

1. 合資格僱員，包括董事；或
2. 供應商或客戶；或
3. 提供研究、開發或其他技術支援之任何人士或公司；或
4. 股東；或
5. 任何業務合夥人、合營企業合夥人、財務顧問及法律顧問之任何僱員、合夥人或董事。

授出優先認股權予本公司董事、主要行政人員或主要股東或彼等各自之聯繫人士，必須經本公司獨立非執行董事(不包括同時為承授人之任何獨立非執行董事)批准。

47. Share options schemes (continued)

2002 Scheme (continued)

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. Subject to the above rule, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme without prior approval from the Company's shareholders.

The number of shares in respect of which options may be granted to any participant in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point of time, without prior approval from the Company's shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company, or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company's issued share capital or with a value, based on the closing price of the shares of the Company at the date of each grant, in excess of HK$5 million must be approved in advance by the Company's shareholders.

Options granted must be taken up within 28 days of the date of grant upon payment of HK$1 per each grant of options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 6 years from the date of grant. The subscription price is determined by the Board of Directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant, or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

For the year ended December 31, 2007, the number of Share Options granted and exercised were 10,760,000 and 2,433,042 respectively.

47. 優先認股權計劃（續）

二零零二年計劃（續）

按二零零二年計劃及任何其他優先認股權計劃可授出之優先認股權涉及之最高股份總數，合共不得超過本公司不時已發行股本之30%。除上述規則外，如未經本公司股東事先批准，按二零零二年計劃及任何其他計劃可授出之優先認股權涉及之股份總數，合共不得超過本公司於當二零零二年計劃當日已發行股本之10%。

如未經本公司股東事先批准，於任何一年向任何參與人授出之優先認股權涉及之股份數目不得超過本公司在任何時候之已發行股份1%。任何一年根據二零零二年計劃及任何其他計劃向本公司一名主要股東、獨立非執行董事或彼等各自之聯繫人士授出優先認股權，如超過本公司已發行股本0.1%，以及按授出當日本公司股份收市價計算超過港幣5,000,000元，則須經本公司股東事先批准。

參予人可於獲提出授予優先認股權當日起計28日內接納優先認股權，並須於接納優先認股權時繳付港幣1元作為代價。根據二零零二年計劃授出之優先認股權之行使期於授出時由董事會決定，惟不得遲於董事會提出授予優先認股權日期起計之6年後屆滿。股份認購價由本公司董事會決定，惟認購價不得低於下列三者中之最高者：於授出日期本公司之股份收市價；於緊接授出日期前五個交易日的股份收市價平均數；或本公司股份面值。

截至二零零七年十二月三十一日止年度，獲授出及行使的優先認股權數目分別為10,760,000和2,433,042。

47. Share options schemes (continued)

2002 Scheme (continued)

As at December 31, 2007, the number of shares in respect of which options had been granted and remained outstanding under the 1991 Scheme, 2001 Scheme and 2002 Scheme were 0, 0 and 16,397,866 (2006: 670,163, 11,861,598 and 8,414,686 respectively), representing 0%, 0% and 6.4% (2006: 0.3%, 5.4% and 3.8% respectively) of the issued share capital of the Company at that date respectively.

The fair value of the options granted in the current year measured as at the date of grant on June 11, 2007, August 9, 2007 and September 25, 2007 were approximately HK$172,000, HK$322,000 and HK$1,659,000 respectively and it had been expensed as share-based payments during the year. Options were priced using the Black-Scholes model. The following significant assumptions were used to derive the fair value using the Black-Scholes option pricing model at the dates of grant:

47. 優先認股權計劃(續)

二零零二年計劃(續)

於二零零七年十二月三十一日，有關根據一九九一年計劃、二零零一年計劃及二零零二年計劃授出惟尚未行使之優先認股權之股份數目分別為 0 股、0 股及16,397,866股(二零零六年：分別為670,163 股、11,861,598 股及8,414,686 股)，分別佔本公司當日之已發行股本之0%、0% 及6.4%(二零零六年：分別佔0.3%、5.4% 及3.8%)。

於授出日期二零零七年六月十一日、二零零七年八月九日及二零零七年九月二十五日計算之本年度授出優先認股權的公平值分別約為港幣172,000元、港幣322,000元及港幣1,659,000元，而該等金額已於年內列作以股份為基礎付款之開支。優先認股權乃使用柏力克•舒爾斯模式定價。以下為於授出日期使用柏力克•舒爾斯優先認股權定價模式計算公平值所用之重大假設：

Date of share options granted 授出優先認股權日期	June 11, 2007 二零零七年 六月十一日	August 9, 2007 二零零七年 八月九日	September 25, 2007 二零零七年 九月二十五日
Grant date share price (HK$) 授出日期之股份價格(港幣)	0.80	1.23	0.97
Exercise price (HK$) 行使價(港幣)	1.00	1.278	1.044
Expected volatility (%) 預期波幅(%)	83.12	102.30	113.75
Option life (years) 優先認股權年期(年)	0.58	0.58	0.25
Dividend yield (%) 股息率(%)	0.00	0.00	0.00
Risk-free interest rate (%) 無風險利率(%)	4.088	3.920	3.791

Where relevant, the expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioural considerations. The expected volatility is based on the historical share price volatility.

在適用情況下，已根據管理層之最佳估計而調整該模式所使用之預期年期，以反映不可轉讓、行使限制(包括達到優先認股權所附市場條件的可能性)及行為考慮因素之影響。預期波幅乃基於歷史股價波動而計算。

47. Share options schemes (continued)

47. 優先認股權計劃(續)

2002 Scheme (continued)

二零零二年計劃(續)

The following table discloses details of the Company's share options held by employees (including Directors) and movements in such holdings during the year:

下表披露本公司僱員(包括董事)於年內所持優先認股權以及該等認股權變動之詳情：

Scheme type 計劃類別	Date of grant 授出日期	Outstanding at January 1, 2007 *After Adjustment*# 於二零零七年一月一日尚未行使 *經調整*#	Option granted 已授出優先認股權	Option lapsed 已失效優先認股權
1991 一九九一年	January 18, 2001 二零零一年一月十八日	40,901	–	(40,901)#
1991 一九九一年	May 28, 2001 二零零一年五月二十八日	629,262	–	(629,262)#
2001 二零零一年	August 10, 2001 二零零一年八月十日	11,169,415	–	(11,014,415)#
2001 二零零一年	August 29, 2001 二零零一年八月二十九日	534,868	–	(456,211)#
2001 二零零一年	November 23, 2001 二零零一年十一月二十三日	157,315	–	(157,315)#
2002 二零零二年	June 4, 2002 二零零二年六月四日	5,789,206	–	(237,235)#
2002 二零零二年	September 24, 2002 二零零二年九月二十四日	2,625,480	–	(200)#
2002 二零零二年	June 11, 2007 二零零七年六月十一日	–	1,200,000	–
2002 二零零二年	August 9, 2007 二零零七年八月九日	–	680,000	–
2002 二零零二年	September 25, 2007 二零零七年九月二十五日	–	8,880,000	(340,000)
Grand Total:	總計：	20,946,447	10,760,000	(12,875,539)

After adjustment for the share consolidation in June 2006.

經就二零零六年六月進行之股份合併作出調整。

Option exercised 已行使優先認股權	Outstanding at December 31, 2007 於二零零七年十二月三十一日尚未行使	Exercisable period 行使期	Exercise price 行使價 HK$ 港幣元
–	–	March 6, 2001 – March 14, 2007 二零零一年三月六日至二零零七年三月十四日	1.6610#
–	–	June 29, 2001 – June 29, 2007 二零零一年六月二十九日至二零零七年六月二十九日	1.6610#
(155,000)#	–	September 14, 2001 – September 18, 2007 二零零一年九月十四日至二零零七年九月十八日	1.6610#
(78,657)#	–	September 30, 2001 – September 30, 2007 二零零一年九月三十日至二零零七年九月三十日	1.6610#
–	–	December 23, 2001 – December 22, 2007 二零零一年十二月二十三日至二零零七年十二月二十二日	1.6610#
(1,498,241)#	4,053,730#	June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	1.0000#
(201,144)#	2,424,136#	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000#
(500,000)	700,000	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000
–	680,000	August 9, 2007 – August 8, 2013 二零零七年八月九日至二零一三年八月八日	1.2780
–	8,540,000	September 25, 2007 – September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440
(2,433,042)	16,397,866		

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

47. Share options schemes (continued)

47. 優先認股權計劃(續)

Scheme type 計劃類別	Date of grant 授出日期	Outstanding at January 1, 2006 *Before Adjustment* 於二零零六年一月一日尚未行使*未經調整*	Option lapsed 已失效優先認股權
1991 一九九一年	December 21, 1999 一九九九年十二月二十一日	22,890,928	22,890,928
1991 一九九一年	February 11, 2000 二零零零年二月十一日	11,531,229	11,531,229
1991 一九九一年	September 8, 2000 二零零零年九月八日	4,719,470	471,947*
1991 一九九一年	January 18, 2001 二零零一年一月十八日	409,019	–
1991 一九九一年	May 28, 2001 二零零一年五月二十八日	6,292,629	–
2001 二零零一年	August 10, 2001 二零零一年八月十日	111,694,164	–
2001 二零零一年	August 29, 2001 二零零一年八月二十九日	5,348,712	–
2001 二零零一年	November 23, 2001 二零零一年十一月二十三日	1,573,156	–
2002 二零零二年	June 4, 2002 二零零二年六月四日	57,892,158	–
2002 二零零二年	September 24, 2002 二零零二年九月二十四日	26,254,800	–
Grand Total:	總計：	248,606,265	34,894,104

* After adjustment for the share consolidation in June 2006.

* 經就二零零六年六月進行之股份合併作出調整。

Outstanding at December 31, 2006 *After Adjustment* # 於二零零六年十二月三十一日尚未行使 *經調整*#	Exercisable period 行使期	Exercise price 行使價 HK$ 港幣元
–	February 1, 2000 – March 21, 2006 二零零零年二月一日至二零零六年三月二十一日	0.2325
–	March 18, 2000 – March 21, 2006 二零零零年三月十八日至二零零六年三月二十一日	0.5422
–	November 5, 2000 – November 4, 2006 二零零零年十一月五日至二零零六年十一月四日	2.3470#
40,901	March 6, 2001 – March 14, 2007 二零零一年三月六日至二零零七年三月十四日	1.6610#
629,262	June 29, 2001 – June 29, 2007 二零零一年六月二十九日至二零零七年六月二十九日	1.6610#
11,169,415	September 14, 2001 – September 18, 2007 二零零一年九月十四日至二零零七年九月十八日	1.6610#
534,868	September 30, 2001 – September 30, 2007 二零零一年九月三十日至二零零七年九月三十日	1.6610#
157,315	December 23, 2001 – December 22, 2007 二零零一年十二月二十三日至二零零七年十二月二十二日	1.6610#
5,789,206	June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	1.0000#
2,625,480	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000#
20,946,447		

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

47. Share options schemes (continued)

47. 優先認股權計劃(續)

Details of the share options held by the Directors included in the above table are as follows:

上表所載由董事持有之優先認股權詳情如下：

Scheme type 計劃類別	Date of grant 授出日期	Outstanding at January 1, 2007 *After Adjustment** 於二零零七年一月一日尚未行使 *經調整**	Option granted 已授出優先認股權	Option lapsed *After Adjustment** 已失效優先認股權 *經調整**
1991 一九九一年	May 28, 2001 二零零一年五月二十八日	629,262	–	629,262
2001 二零零一年	August 10, 2001 二零零一年八月十日	11,012,100	–	11,012,100
2001 二零零一年	August 29, 2001 二零零一年八月二十九日	157,314(a)	–	78,657
2002 二零零二年	June 4, 2002 二零零二年六月四日	755,113	–	–
2002 二零零二年	September 24, 2002 二零零二年九月二十四日	2,425,280	–	–
2002 二零零二年	June 11, 2007 二零零七年六月十一日	–	850,000	–
2002 二零零二年	September 25, 2007 二零零七年九月二十五日	–	4,470,000(a)	–
Grand Total:	總計：	14,979,069	5,320,000	11,720,019

* After adjustment for the share consolidation in June 2006.
* 經就二零零六年六月進行之股份合併作出調整。

(a) Share Options granted to Mr. Richard Man Fai LEE's spouse were included. Mr. Richard Man Fai LEE is a Director of the Company.
(a) 包括授予李文輝先生配偶之優先認股權。李文輝先生乃本公司之董事。

Option exercised 已行使優先認股權	Outstanding at December 31, 2007 於二零零七年十二月三十一日尚未行使	Exercisable period 行使期	Exercise price 行使價 HK$ 港幣元
–	–	June 29, 2001 – June 29, 2007 二零零一年六月二十九日至二零零七年六月二十九日	1.6610*
–	–	September 14, 2001 – September 18, 2007 二零零一年九月十四日至二零零七年九月十八日	1.6610*
78,657(a)*	–	September 30, 2001 – September 29, 2007 二零零一年九月三十日至二零零七年九月二十九日	1.6610*
220,241*	534,872*	June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	1.0000*
1,144*	2,424,136*	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000*
350,000	500,000	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000
–	4,470,000(a)	September 25, 2007 – September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440
650,042	7,929,008		

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

47. Share options schemes (continued)

47. 優先認股權計劃(續)

Scheme type 計劃類別	Date of grant 授出日期	Outstanding at January 1, 2006 *Before Adjustment* 於二零零六年一月一日尚未行使*未經調整*	Option lapsed 已失效優先認股權
1991 一九九一年	December 21, 1999 一九九九年十二月二十一日	21,237,613(a)	21,237,613
1991 一九九一年	February 11, 2000 二零零零年二月十一日	11,012,093	11,012,093
1991 一九九一年	January 18, 2001 二零零一年一月十八日	409,019	–
1991 一九九一年	May 28, 2001 二零零一年五月二十八日	6,292,629	–
2001 二零零一年	August 10, 2001 二零零一年八月十日	111,694,164	–
2001 二零零一年	August 29, 2001 二零零一年八月二十九日	1,573,150(a)	–
2002 二零零二年	June 4, 2002 二零零二年六月四日	13,843,779	–
2002 二零零二年	September 24, 2002 二零零二年九月二十四日	26,254,800	–
Grand Total:	總計：	192,317,247	32,249,706

* After adjustment for the share consolidation in June 2006.
* 經就二零零六年六月進行之股份合併作出調整。

(a) Share Options granted to Mr. Richard Man Fai LEE's spouse were included. Mr. Richard Man Fai LEE is a Director of the Company.
(a) 包括授予李文輝先生配偶之優先認股權。李文輝先生乃本公司之董事。

Outstanding at December 31, 2006 *After Adjustment* # 於二零零六年十二月三十一日尚未行使 *經調整*#	Exercisable period 行使期	Exercise price 行使價 HK$ 港幣元
–	February 6, 2000 – February 10, 2006 二零零零年二月六日至二零零六年二月十日	0.2325
–	March 18, 2000 – March 21, 2006 二零零零年三月十八日至二零零六年三月二十一日	0.5422
40,901	March 6, 2001 – March 5, 2007 二零零一年三月六日至二零零七年三月五日	1.6610#
629,262	June 29, 2001 – June 29, 2007 二零零一年六月二十九日至二零零七年六月二十九日	1.6610#
11,169,415	September 14, 2001 – September 18, 2007 二零零一年九月十四日至二零零七年九月十八日	1.6610#
157,314	September 30, 2001 – September 29, 2007 二零零一年九月三十日至二零零七年九月二十九日	1.6610#
1,384,375	June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	1.0000#
2,625,480	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000#
16,006,747		

In 2007, approximately HK$2,433,000 was received during the year from employees (including Directors) for taking up the options granted (2006: nil).

於二零零七年，於年內因僱員(包括董事)接納認股權而收取之總代價約為港幣2,433,000元。(二零零六年：無)。

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

48. Dividend

No dividend was paid or proposed for 2006 and 2007, nor has any dividend been proposed since the balance sheet date.

48. 股息

於二零零六年及二零零七年概無任何派息或擬派發股息，自結算日起亦無任何擬派發股息。

49. Principal subsidiaries

Particulars of the Company's principal subsidiaries are as follows:

49. 主要附屬公司

本公司主要附屬公司之詳情如下：

Name of subsidiaries 附屬公司名稱	Place of incorporation/ registration 成立地點／註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and fully paid share capital or registered capital 已發行及繳足股本之股權百分比	Principal activities 主要業務
Direct Subsidiary 直接附屬公司				
Wo Kee Hong (B.V.I.) Limited	British Virgin Islands 英屬處女群島	100.0	30,000 shares of US$0.01 each 每股面值0.01美元之股份30,000股	Investment holding 投資控股
Indirect Subsidiaries 間接附屬公司				
Auto Italia Limited 快意汽車有限公司	Hong Kong 香港	70.5	10,000 shares of HK$10 each 每股面值港幣10元之股份10,000股	Trading of cars and related accessories and provision of car repairing services 買賣汽車及相關配件及提供汽車維修服務
Auto Sportiva Limited 愛快汽車有限公司	Hong Kong 香港	90.0	20,000,000 shares of HK$1 each 每股面值港幣1元之股份20,000,000股	Car distribution and services 汽車分銷及服務

49. Principal subsidiaries (continued) 49. 主要附屬公司(續)

Name of subsidiaries 附屬公司名稱	Place of incorporation/ registration 成立地點／註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and fully paid share capital or registered capital 已發行及繳足股本之股權百分比	Principal activities 主要業務
Indirect Subsidiaries (continued) 間接附屬公司(續)				
Corich Enterprises Inc.	British Virgin Islands 英屬處女群島	100.0	100 shares of US$1 each 每股面值1美元之股份100股	Investment holding 投資控股
Dalian Auto Italia Car Trading Co., Ltd 大連快意汽車貿易有限公司	PRC 中國	70.5	Registered and fully paid capital of RMB5,000,000 註冊及已繳足資本5,000,000美元	Trading of cars and general trading 汽車銷售及一般貿易
Italian Motors (Sales & Service) Limited 勵駿汽車有限公司	Hong Kong 香港	70.5	60,000 shares of HK$10 each 每股面值港幣10元之股份60,000股	Investment holding 投資控股
Keyforce Holdings Limited 堅榮控股有限公司	Hong Kong 香港	90.0	1 share of HK$1 each 每股面值港幣1元之股份1股	Trading of yachts and accessories 買賣遊艇及配件
King Express Group Limited 兆洋集團有限公司	Hong Kong 香港	70.5	1 share of HK$1 each 每股面值港幣1元之股份1股	Helicopters Distribution and Services 直升機分銷及服務
Home Crown Enterprises Ltd.	British Virgin Islands 英屬處女群島	100.0	1 share of US$1 each 每股面值1美元之股份1股	Investment Holding 投資控股

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

49. Principal subsidiaries (continued)

49. 主要附屬公司(續)

Name of subsidiaries 附屬公司名稱	Place of incorporation/ registration 成立地點／註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and fully paid share capital or registered capital 已發行及繳足股本之股權百分比	Principal activities 主要業務
Indirect Subsidiaries (continued) 間接附屬公司(續)				
Metro Global Limited 和記電業(環球)有限公司	Hong Kong 香港	100.0	2 non-voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each 每股面值港幣 1元之無投票權遞延股份2股及每股面值港幣1元之普通股份1,000股	Investment holding 投資控股
Mighty Will International Limited 紀富國際有限公司	Hong Kong 香港	100.0	1 share of HK$1 each 每股面值港幣1元之股份1股	Property holding 物業控股
Most Advance International Ltd.	British Virgin Islands 英屬處女群島	100.0	1 share of US$1 each 每股面值1美元之股份1股	Investment holding 投資控股
National Cape Development Limited	British Virgin Islands 英屬處女群島	100.0	1 share of US$1 each 每股面值1美元之股份1股	Investment holding 投資控股
Noble Brand Investments Limited 力保派有限公司	Hong Kong 香港	90.0	1 share of HK$1 each 每股面值港幣1元之股份1股	Trading of yachts and accessories 買賣遊艇及配件
Rogers Entertainment International Limited 樂爵士娛樂國際有限公司	Hong Kong 香港	100.0	45,000 non-voting deferred shares of HK$100 each and 2 ordinary shares of HK$100 each 每股面值港幣100元之無投票權遞延股份45,000股及每股面值港幣100元之普通股份2股	Entertainment services, and music and software production 娛樂服務業、音樂及軟件製作

49. Principal subsidiaries (continued)

49. 主要附屬公司(續)

Name of subsidiaries 附屬公司名稱	Place of incorporation/ registration 成立地點／註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and fully paid share capital or registered capital 已發行及繳足股本之股權百分比	Principal activities 主要業務
Indirect Subsidiaries (continued) **間接附屬公司(續)**				
Rogers International Limited	Bahamas 巴哈馬	100.0	2 shares of US$1 each 每股面值1美元之股份2股	Trading brand holding 貿易品牌控股
Technorient Limited 勵安有限公司	Hong Kong 香港	70.5	461,687 shares of HK$100 each 每股面值港幣100元之股份461,687股	Investment holding 投資控股
Top Up Group Limited 萬享集團有限公司	Hong Kong 香港	100.0	1 share of HK$1 each 每股面值港幣1元之股份1股	Trading, distribution and retail of fashion apparel 買賣、分銷及零售時裝
Trendy Move International Limited 潮流國際有限公司	British Virgin Islands 英屬處女群島	100.0	1 share of US$1 each 每股面值1美元之股份1股	Investment holding 投資控股
Turbo Fast Limited	Hong Kong 香港	100.0	1 share of HK$1.00 each 每股面值港幣1元之股份1股	Trading, distribution and retail of fashion apparel 買賣、分銷及零售時裝
Wo Kee Hong Distribution Pte Ltd	Singapore 新加坡	100.0	4,500,000 ordinary shares of S$1 each 每股面值1新加坡元之普通股份4,500,000股	Distribution of home audio and car audio equipment and accessories 分銷家用及汽車音響器材及配件
Wo Kee Hong Electronics Sdn Bhd	Malaysia 馬來西亞	100.0	1,000,000 ordinary shares of RM$1 each 每股面值馬幣1元之普通股份1,000,000股	Distribution of audio-visual equipment 分銷影音設備

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

49. Principal subsidiaries (continued) 49. 主要附屬公司(續)

Name of subsidiaries 附屬公司名稱	Place of incorporation/ registration 成立地點／註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and fully paid share capital or registered capital 已發行及繳足股本之股權百分比	Principal activities 主要業務
Indirect Subsidiaries (continued) 間接附屬公司(續)				
Wo Kee Hong Finance Limited 和記電業財務有限公司	Hong Kong 香港	100.0	2 shares of HK$1 each 每股面值港幣1元之股份2股	Finance and money lending 財務及借貸
Wo Kee Hong Limited 和記電業有限公司	Hong Kong 香港	100.0	10,000 non-voting deferred shares of HK$1,000 each and 2 ordinary shares of HK$1,000 each 每股面值港幣1,000元之無投票權遞延股份10,000股及每股面值港幣1,000元之普通股份2股	Investment holding and distribution of audio-visual equipment, car audio and electronic products, air-conditioning and refrigeration products, electrical appliances and electronic appliances 投資控股及分銷影音設備、汽車音響及電子產品、空調及冷凍產品、電器及電子零件
Wo Kee Hong Marketing Pte Ltd (Formerly known as Wo Kee Hong Professional Air Conditioning Pte Ltd)	Singapore 新加坡	94.8	6,200,000 shares of S$1 each 每股面值1新加坡元之股份6,200,000股	Distribution of air-conditioning products 分銷空調產品
Wo Kee Hong Trading Sdn Bhd	Malaysia 馬來西亞	100.0	5,100,000 ordinary shares of RM$1 each 每股面值馬幣1元之普通股份5,100,000股	Distribution of audio-visual equipment 分銷影音設備
Wo Kee Joyful Limited	Hong Kong 香港	100.0	2,000,000 shares of HK$1 each 每股面值港幣1元之股份2,000,000股	Company secretarial service 公司秘書服務

49. Principal subsidiaries (continued) 49. 主要附屬公司（續）

Name of subsidiaries 附屬公司名稱	Place of incorporation/ registration 成立地點／註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and full paid share capital or registered capital 已發行及繳足股本之股權百分比	Principal activities 主要業務
Indirect Subsidiary (continued) 間接附屬公司（續）				
Wo Kee Services Limited 和記電器服務有限公司	Hong Kong 香港	100.0	2 non-voting deferred shares of HK$100 each and 19,998 ordinary shares of HK$100 each 每股面值港幣100元之無投票權遞延股份2股及每股面值港幣100元之普通股份19,998股	Provision of warehousing, delivery, repairs and maintenance services 提供倉務、送貨及維修保養服務

None of the subsidiaries had issued any debt securities at the end of the year.

附屬公司概無於年內發行任何債務證券。

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affect the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

董事認為，以上只載列對本集團業績或資產有重要影響之本公司附屬公司。如載列其他附屬公司詳情，董事則認為所佔用之篇幅將會過於冗長。

50. Principal associates 50. 主要聯營公司

Particulars of the Group's principal associates are as follows:

本集團之主要聯營公司詳情如下：

Name of associates 聯營公司名稱	Place of incorporation/ registration 成立地點／註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and full paid share capital or registered capital 已發行及繳足股本或註冊股本	Principal activities 主要業務
China Premium Lifestyle Enterprise, Inc.	USA 美國	39.8	24,534,491 shares of common stock of US$0.005 each and 495,791 shares of preferred stock of US$0.001 each 每股面值0.005美元之普通股24,534,491股及每股面值0.001美元之優先股495,791股	Investment holding 投資控股
CPMM (Asia) Limited	Hong Kong 香港	39.8	300,000 ordinary shares of HK$1 each 每股面值港幣1元之股份300,000股	Trading and distribution of luxury products 買賣及分銷奢侈產品

For the year ended December 31, 2007
截至二零零七年十二月三十一日止年度

(A) Investment properties

(A) 投資物業

Address 地點	Existing use 現有用途	Category of lease 契約類別	Percentage held by the Group 本集團持有百分比
Units A, B and C on level 24, New Times Plaza, No. 42 Wenwu Lu, Xinhua Da Dao, Qingyang District, Chengdu, the PRC	Commercial	Medium-term lease	100%
中國四川省成都市青羊區新華大道文武路42號新時代廣場24層A、B及C單位	商業	中期	
Flats G, H, J, K, L, M, N and P, 7th Floor, Block A, Carlton Heights, Shenzhen, PRC	Residential	Medium-term lease	100%
深圳保稅區桂花路5號加福廣場華爾登府邸A座7層G、H、J、K、L、M、N及P單位	住宅	中期	

(B) Properties held for sale

(B) 持作出售物業

Address 地點	Existing use 現有用途	Category of lease 契約類別	Percentage held by the Group 本集團持有百分比
Units 1912, 1915-1918 on Level 19, Bright China Chang An Building, No. 7 Jianguomennei Da Jie, Dongcheng District, Beijing, the PRC	Commercial	Medium-term lease	100%
中國北京東城區建國門內大街7號光華長安大廈第19層1912及1915至1918單位	商業	中期	

The following table discloses the movements in the Company's share options during the year:

下表披露本公司之優先認股權於年內之變動情況：

Eligible person 合資格人士	Scheme type 計劃類別	Date of grant 授出日期	Outstanding as at January 1, 2007 於二零零七年一月一日尚未行使	Granted during the year 年內授出	Lapsed during the year 年內失效	Exercised during the year 年內行使	Outstanding as at December 31, 2007 於二零零七年十二月三十一日尚未行使	Exercisable period 行使期	Exercise price 行使價 HK$ 港幣元
Mr. Richard Man Fai LEE (Director) 李文輝先生 (董事)	1991 一九九一年	May 28, 2001 二零零一年五月二十八日	629,262*	-	629,262*	-	-	June 29, 2001 – June 28, 2007 二零零一年六月二十九日至二零零七年六月二十八日	1.6610*
	2001 二零零一年	August 10, 2001 二零零一年八月十日	5,506,050*	-	5,506,050*	-	-	September 16, 2001 – September 15, 2007 二零零一年九月十六日至二零零七年九月十五日	1.6610*
	2001 二零零一年	August 29, 2001 二零零一年八月二十九日	78,657* *(note 1)* *(附註1)*	-	-	78,657* *(note 1)* *(附註1)*	-	September 30, 2001 – September 29, 2007 二零零一年九月三十日至二零零七年九月二十九日	1.6610*
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	2,215,928*	-	-	-	2,215,928*	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000*
	2002 二零零二年	June 11, 2007 二零零七年六月十一日	-	220,000	-	-	220,000	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000
	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	-	100,000 *(note 1)* *(附註1)*	-	-	100,000 *(note 1)* *(附註1)*	September 25, 2007 – September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440
			8,429,897	320,000	6,135,312	78,657	2,535,928		
Mr. Jeff Man Bun LEE (Director) 李文彬先生 (董事)	2002 二零零二年	June 4, 2002 二零零二年六月四日	314,631*	-	-	-	314,631*	June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	1.0000*
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	143,000*	-	-	-	143,000*	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000*
	2002 二零零二年	June 11, 2007 二零零七年六月十一日	-	100,000	-	-	100,000	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000
	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	-	120,000	-	-	120,000	September 25, 2007 – September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440
			457,631	220,000	-	-	677,631		
Mr. Tik Tung WONG (Director) 汪滌東先生 (董事)	2002 二零零二年	June 11, 2007 二零零七年六月十一日	-	200,000	-	200,000	-	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000
	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	-	2,900,000	-	-	2,900,000	September 25, 2007 – September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440
			-	3,100,000	-	200,000	2,900,000		

* After adjustment for the share consolidation in June 2006.

* 經就二零零六年六月進行之股份合併作出調整。

Eligible person 合資格人士	Scheme type 計劃類別	Date of grant 授出日期	Outstanding as at January 1, 2007 於二零零七年一月一日尚未行使	Granted during the year 年內授出	Lapsed during the year 年內失效	Exercised during the year 年內行使	Outstanding as at December 31, 2007 於二零零七年十二月三十一日尚未行使	Exercisable period 行使期	Exercise price 行使價 HK$ 港幣元
Mr. Waison Chit Sing HUI (Director) 許捷成先生 (董事)	2002 二零零二年	June 11, 2007 二零零七年六月十一日	–	100,000	–	100,000	–	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000
	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	–	700,000	–	–	700,000	September 25, 2007 – September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440
			–	800,000	–	100,000	700,000		
Mr. Boon Seng TAN (Director) 陳文生先生 (董事)	2002 二零零二年	June 4, 2002 二零零二年六月四日	220,241*	–	–	220,241*	–	June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	1.0000*
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	1,144*	–	–	1,144*	–	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000*
	2002 二零零二年	June 11, 2007 二零零七年六月十一日	–	50,000	–	50,000	–	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000
	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	–	170,000	–	–	170,000	September 25, 2007 – September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440
			221,385	220,000	–	271,385	170,000		
Mr. Raymond Cho Min LEE (Director) 李卓民先生 (董事)	2002 二零零二年	June 4, 2002 二零零二年六月四日	220,241*	–	–	–	220,241*	June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	1.0000*
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	1,144*	–	–	–	1,144*	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000*
	2002 二零零二年	June 11, 2007 二零零七年六月十一日	–	50,000	–	–	50,000	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000
	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	–	170,000	–	–	170,000	September 25, 2007 – September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440
			221,385	220,000	–	–	441,385		
Mr. Ying Kwan CHEUNG (Director) 張應坤先生 (董事)	2002 二零零二年	June 11, 2007 二零零七年六月十一日	–	50,000	–	–	50,000	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000
	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	–	170,000	–	–	170,000	September 25, 2007 – September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440
			–	220,000	–	–	220,000		

* After adjustment for the share consolidation in June 2006.
* 經就二零零六年六月進行之股份合併作出調整。

Eligible person 合資格人士	Scheme type 計劃類別	Date of grant 授出日期	Outstanding as at January 1, 2007 於二零零七年一月一日尚未行使	Granted during the year 年內授出	Lapsed during the year 年內失效	Exercised during the year 年內行使	Outstanding as at December 31, 2007 於二零零七年十二月三十一日尚未行使	Exercisable period 行使期	Exercise price 行使價 HK$ 港幣元
Ms. Kam Har YUE (Director) 余金霞女士(董事)	2001 二零零一年	August 10, 2001 二零零一年八月十日	5,506,050* *(note 2)* *(附註2)*	-	5,506,050* *(note 2)* *(附註2)*	-	-	September 16, 2001 – September 15, 2007 二零零一年九月十六日至二零零七年九月十五日	1.6610*
	2001 二零零一年	August 29, 2001 二零零一年八月二十九日	78,657*	-	78,657*	-	-	September 30, 2001 – September 29, 2007 二零零一年九月三十日至二零零七年九月二十九日	1.6610*
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	64,064* *(note 2)* *(附註2)*	-	-	-	64,064* *(note 2)* *(附註2)*	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000*
	2002 二零零二年	June 11, 2007 二零零七年六月十一日	-	80,000	-	-	80,000	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000
	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	-	140,000	-	-	140,000	September 25, 2007 – September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440
			5,648,771	220,000	5,584,707	-	284,064		
Continuous contract employees 持續合約僱員	1991 一九九一年	January 18, 2001 二零零一年一月十八日	40,901*	-	40,901*	-	-	March 6, 2001 – March 5, 2007 二零零一年三月六日至二零零七年三月五日	1.6610*
	2001 二零零一年	August 10, 2001 二零零一年八月十日	157,315*	-	2,315*	155,000*	-	September 19, 2001 – September 18, 2007 二零零一年九月十九日至二零零七年九月十八日	1.6610*
	2001 二零零一年	August 29, 2001 二零零一年八月二十九日	377,554*	-	377,554*	-	-	September 30, 2001 – September 29, 2007 二零零一年九月三十日至二零零七年九月二十九日	1.6610*
	2001 二零零一年	November 23, 2001 二零零一年八月二十三日	157,315*	-	157,315*	-	-	December 23, 2001 – December 22, 2007 二零零一年十二月二十三日至二零零七年十二月二十二日	1.6610*
	2002 二零零二年	June 4, 2002 二零零二年六月四日	5,034,093*	-	237,235*	1,278,000*	3,518,858*	June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	1.0000*
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	200,200*	-	200*	200,000*	-	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000*
	2002 二零零二年	June 11, 2007 二零零七年六月十一日	-	350,000	-	150,000	200,000	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000
	2002 二零零二年	August 9, 2007 二零零七年八月九日	-	680,000	-	-	680,000	August 9, 2007 – August 8, 2013 二零零七年八月九日至二零一三年八月八日	1.2780
	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	-	4,410,000	340,000	-	4,070,000	September 25, 2007 – September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440
			5,967,378	5,440,000	1,155,520	1,783,000	8,468,858		
			20,946,447	10,760,000	12,875,539	2,433,042	16,397,866		

Notes:

1. The Share options granted to Mr. Richard Man Fai LEE's spouse were included.

2. Share options were granted to Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE and former Director of the Company. Mr. Wing Sum LEE ceased to be a Director of the Company on May 31, 2007. Since then, the Share options held by him were reported together with his spouse pursuant to SFO.

附註：

1. 包括授予李文輝先生之配偶之優先認股權。

2. 該等優先認股權乃授予李永森先生(彼為余金霞女士之配偶及本公司前任董事)。李永森先生於二零零七年五月三十一日起已不再為本公司的董事。根據證券及期貨條例，自此，他所持有的優先認股權由其配偶申報。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)
(Stock Code: 720)
(股份代號：720)

NOTICE IS HEREBY GIVEN that an annual general meeting of WO KEE HONG (HOLDINGS) LIMITED ("the Company") will be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Wednesday, April 30, 2008 at 10:00 a.m. or any adjournment thereof, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions:

1. To receive and consider the audited consolidated accounts and the reports of directors and auditors of the Company for the year ended December 31, 2007;

2. (a) To re-elect the following persons as directors of the Company:

   (i) Mr. Jeff Man Bun LEE; and

   (ii) Mr. Tik Tung WONG; and

   (b) To authorise the Board of Directors to fix the remuneration of the Directors; and

3. To authorise the Board of Directors to appoint auditors of the Company and to fix their remuneration.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Phyllis NG
Company Secretary

Hong Kong, April 7, 2008

茲通告和記行(集團)有限公司(「本公司」)謹訂於二零零八年四月三十日(星期三)上午十時正假座香港新界荃灣荃華街3號悦來酒店3樓水晶廳舉行股東週年大會或其任何續會，以討論及酌情通過下列決議案(不論有否修訂)：

1. 省覽本公司截至二零零七年十二月三十一日止年度之經審核綜合賬目、董事會報告及核數師報告；

2. (a) 重選下列人士為本公司董事：

   (i) 李文彬先生；及

   (ii) 汪滌東先生；及

   (b) 授權董事會釐定董事酬金；及

3. 授權董事會委任本公司核數師並釐定其酬金。

承董事會命
和記行(集團)有限公司*
公司秘書
吳心瑜

香港，二零零八年四月七日

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

Notes:

1. A shareholder entitled to attend and vote at the above meeting may appoint another person as his proxy to attend and to vote in his stead. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

2. Where there are joint registered holders of any Share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time fixed for holding the meeting or any adjourned meeting (as the case may be).

4. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if they so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

5. Pursuant to Bye-law 70 of the Bye-laws of the Company, a poll may be demanded in relation to any resolution put to the vote of the meeting before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:

   (a) by the chairman of the meeting; or

   (b) by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

   (c) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

   (d) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

6. A circular containing a detailed Notice of Annual General Meeting will be despatched together with this Annual Report.

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港新界
葵涌青山道585-609號
和記行大廈A座10樓

附註：

1. 凡有權出席上述大會並於會上投票之股東均有權委任一名代表出席並代其投票。持有兩股或以上股份之成員可委任多於一位代表於同一會上出席。受委代表毋須為本公司股東。

2. 如屬聯名股份持有人，則任何一位該等持有人均可親身或委派代表於大會上以該等股份投票，猶如彼為唯一有權投票者，但如超過一位聯名持有人親身或委派代表出席大會，則只有上述出席並於股東名冊內排名於首之股東才可獲有關投票權。

3. 根據印列之指示填妥及正式簽署之代表委任表格，連同相關附有獲正式授權之代表親筆簽署或已經公證之授權書，須於大會或其任何續會（視情況而定）召開前48小時送達本公司位於香港新界葵涌青山道585-609號和記行大廈A座10樓之香港主要辦事處，方為有效。

4. 填妥及交回代表委任表格後，股東仍可親身出席大會或其任何續會並於會上或投票表決時投票。在此情況下，委任代表之文據將被視作撤銷。

5. 根據本公司之公司細則第70條，於宣布舉手投票結果之前或之時或撤銷任何其他投票要求時，下列人士可要求就任何於會上提呈投票之決議案以投票方式表決：

   (a) 大會主席；或

   (b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於會上投票之委任代表；或

   (c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體股東可於大會上投票之投票權總額中所佔比例不少於十分之一；或

   (d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有附帶可於大會上投票之權利之本公司股份，且當中已繳股款之總額，相等於所有附帶有關權利之股份中全部已繳股款股份所佔比例不少於十分之一。

6. 一份載有股東週年大會通告詳情之通函將隨本年報一併寄發。

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司

10th Floor, Block A, Wo Kee Hong Building
585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong

香港新界葵涌青山道585至609號
和記行大廈A座10樓

Tel 電話：(852) 2869 1190 Fax 傳真：(852) 2521 7198
Website 網址：http://www.wokeehong.com.hk

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